SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

# Marketletter 3Q16 Annex

Version 1.0
11/09/2016

Marketletter 3Q16

Summary

Page

Conference Call in Portuguese

November 11, 2016

2:00 PM (Brasília)

11:00 AM (New York)

4:00 PM (London)

Phone: +55 (11) 3137-8030

Password: 9532

Conference Call in English

November 11, 2016

2:00 PM (Brasília)

11:00 AM (New York)

4:00 PM (London)

Phone: +1 786 837 9597 (New York)

(+44) 20 3318 3776 (London)

Password: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com/elb/ri

Tel: (55) (21) 2514-6333

Preparation of the Marketletter:

Assistant Chief Financial and Investor Relations:

Arlindo Soares Castanheira

Investor Relations Department:

Paula Prado Rodrigues Couto

Market Reports Division:

Bruna Reis de Arantes

Bernardo Pinheiro Lobato de Magalhães

Andreia Theobaldo

Fernando D’Angelo Machado

José Paulo de Araújo

Luiz Gustavo Braga Parente

IV. Eletrobras Companies Information	03
V. Market Data of Eletrobras Companies	70
VI. Generation Data	71
VII. Transmission Data	79
VIII. Distribution Data	97
IX. Employees	100
X. Investments	101
XI. SPEs Data	123

Marketletter 3Q16

IV. Eletrobras Companies Information

IV.1 Financial Statements with Consolidation Purposes

The financial statements presented below have been adjusted for standardization purposes and to to reflect the Eletrobras consolidated statements.

ASSETS 09/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
CURRENT
Cash and Cash Equivalent	5,279	106,908	23,723	16,103	858	2,043	102,260	48,697
Clients (Consumers and Resellers)	699,058	366,909	208,457	854,696	-	259,998	128,414	732,195
Financing and Loans	807	1,623	1,499	-	-	-	-	-
Marketable Securities	546,989	12,219	80,367	425,254	52,607	38,587	-	83,755
Dividends to Receive (Remuneration of Equity Participations)	69,237	24,622	5,556	-	600	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	27,258	17,062	11,144	172,605	3,305	13,938	8,138	9,146
Income Tax and Social Contribution	122,917	84,788	12,201	-	-	-	-	-
Derivatives	-	-	-	66,029	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	16,740	-
Linked Deposits	-	33,066	1,986	-	-	-	-	-
Stored Materials	32,552	77,795	38,027	111,656	-	133,172	28,413	18,178
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	419,731	-	-
Financial Asset	563,843	691,727	183,790	616,988	-	-	-	-
Hydrological risk	111,380	-	2,007	21,477	-	-	-	11,414
Others	2,179,320	1,416,719	568,757	2,284,808	57,370	867,469	283,965	903,385
CURRENT TOTAL	2,544,233	1,772,958	777,227	2,508,911	61,138	954,229	288,761	918,070

NON-CURRENT

LONG-TERM ASSET
Financial Asset – Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-	-
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	558,070	1,488	715,151	465,484	-	-	-	-
Financing and Loans - principal	845	-	1,735	-	-	-	-	-
Marketable Securities	-	1,624	42	257	-	-	-	-
Diferred Fiscal Asset (Taxes and Contributions)	-	184,855	4,668	37,367	-	-	33,659	-
Income Tax and Social Contribution	-	-	-	246,505	-	-	-	-
Derivatives	-	-	-	56,594	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	-	-
Linked Deposits	775,905	1,078,851	161,419	458,305	56	62,948	5,684	88,737
Financial Asset	19,855,426	13,234,069	3,110,513	9,078,966	-	715,368	-	-
Financial Asset – Indemnitiable Concessions (Generation)	1,305,060	717,669	-	-	-	-	-	-
Advance for equity participation	79,767	468,437	1,010,411	142,280	-	-	-	-
Hydrological risk	246,276	-	23,081	191,509	-	-	-	4,781
Others	209,502	215,936	107,065	2,507,759	1,384	501,054	171,076	9,071
LONG-TERM ASSET TOTAL	23,030,851	15,902,929	5,134,085	13,185,026	1,440	1,279,370	210,419	102,589

INVESTIMENTS	7,092,043	5,038,905	2,108,215	4,904,963	153,340	-	-	-

FIXED ASSET	5,689,381	1,556,140	3,167,990	6,799,421	24	5,107,162	1,380,855	1,863,610

INTANGIBLE ASSET	127,508	41,562	214,448	169,203	21	61,165	2,377	5,357

NON-CURRENT ASSET TOTAL	35,939,783	22,539,536	10,624,738	25,058,613	154,825	6,447,697	1,593,651	1,971,556

ASSET TOTAL	38,484,016	24,312,494	11,401,965	27,567,524	215,963	7,401,926	1,882,412	2,889,626

Marketletter 3Q16

LIABILITIES 09/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	231,333	304,036	98,953	535,747	-	659,733	126,520	211,935
Loans and Financing - principal	1,344,298	542,062	901,734	660,494	-	291,506	310,553	308,065
Loans and Financing - charges	313,728	12,023	118,657	46,731	-	25,355	6,967	5,391
Bonds	-	-	-	14,554	-	-	-	-
Tax and Social Contributions	257,655	101,582	65,200	165,652	72	56,704	10,546	104,406
Income Tax and Social Contribution	48,561	19,052	170	153,378	629	-	-	9,114
Derivatives	-	-	-	3	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	95,059	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	43,307	89,768	-	-	82,747	-
Estimated Obligations	225,287	256,845	89,940	347,691	175	118,187	16,805	26,090
Provisions for Contingencies	-	-	-	-	300	-	32,292	-
Post-Employment Benefit (Complementary Pension Fund)	8,892	27,636	7,990	-	-	2,806	-	-
Leasing	-	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	9,073	-	-	-	-
Concessions to Pay - UBP	558	-	2,455	-	-	-	-	-
Sector Charges (statutory tax)	133,004	131,676	46,032	314,205	-	19,115	92	5,955
Others	360,726	147,350	194,801	1,145,200	3,841	250,645	54,961	572,302
CURRENT TOTAL	2,924,042	1,542,262	1,569,239	3,577,555	5,017	1,424,051	641,483	1,243,258

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-	-
Suppliers	-	-	-	227,918	-	-	18,920	-
Loans and Financing - principal	8,962,526	1,296,159	3,424,072	4,300,443	-	7,352,889	2,334,333	1,313,876
Bonds	-	-	-	192,150	-	-	-	-
Tax and Social Contributions	526,450	21,127	18,291	-	-	-	-	-
Income Tax and Social Contribution	4,737,227	3,126,272	408,330	-	15,155	-	-	-
Derivatives	-	-	-	49,909	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	607,957	-	-	-	-
Estimated Obligations	56,144	44,499	1,149	9,331	-	49,917	1,262	-
Provisions for Contingencies	849,796	1,743,184	99,233	819,744	-	191,770	-	52,318
Provision for uncovered liability in invested company	-	-	265,707	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	170,727	1,275,848	184,922	25,591	-	56,403	7,112	95
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	800,887	204,354	-	239,382	-	1,377,675	-	-
Concessions to Pay - UBP	36,364	-	25,412	-	-	-	-	-
Sector Charges (statutory tax)	137,949	285,295	-	-	-	-	7,052	-
Obligations for asset demobilization (Nuclear Power Plants)	-	-	-	-	-	1,263,712	-	-
Advance for future capital Increase	48,208	-	3	-	-	-	479,240	-
Others	1	103,641	108,993	2,152,608	1,353	19,693	-	527,602
NON-CURRENT TOTAL	16,326,279	8,100,379	4,536,112	8,625,033	16,508	10,312,059	2,847,919	1,893,891

STOCKHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	-
Capital Reserves	5,053,045	4,916,199	-	-	-	-	-	-
Profit Reserves	-	-	165,503	354,075	481	-	2,596	-
Additional Dividend Purposed	-	-	-	-	-	-	-	-
Profit/Losses Accumulated	9,053,524	1,675,495	886,600	3,460,744	33,881	(10,860,796)	(2,414,070)	(247,523)
Others Comprehensive Income	(1,404,809)	(1,691,767)	(129,475)	(26,146)	42,022	(80,646)	(41,026)	-
Non-controlling shareholders Participation	781	15,973	14,760	-	-	-	-	-

STOCKHOLDERS’ EQUITY TOTAL	19,233,695	14,669,853	5,296,614	15,364,936	194,438	(4,334,184)	(1,606,990)	(247,523)

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	38,484,016	24,312,494	11,401,965	27,567,524	215,963	7,401,926	1,882,412	2,889,626

Marketletter 3Q16

STATEMENT OF INCOME 09/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

Operational Revenues	17,521,652	11,567,177	2,738,048	7,124,310	388	1,915,948	475,235	249,524

Electric Energy Supply	2,607,581	124,160	-	2,191,037	-	2,177,265	528,094	411,677
Electric Energy Supply - Generation	-	619,132	367,445	823,992	-	-	-	-
Short Term Electric Energy	181,519	43,046	179,748	281,010	-	-	-	-
Renewed Plants Operation and Maintenance Revenue	618,053	965,502	-	11,698	-	-	-	-
Construction Plants Revenue	72,968	20,546	-	-	-	-	-	-
Renewed Lines Operation and Maintenance Revenue	851,855	697,578	466,077	333,768	-	-	-	-
Operation and Maintenance Revenue	26,159	51,246	80,515	9,024	-	-	-	-
Construction Revenue - Transmission	179,924	480,868	91,989	182,760	-	-	-	-
Financial – Return on Investment	13,515,540	9,042,967	1,662,559	3,667,535	-	-	-	-
Others Operational Revenues	32,620	37,200	25,971	250,959	388	-	2,919	-

Deductions to Operational Revenues	(564,567)	(515,068)	(136,256)	(627,473)	-	(261,317)	(55,778)	(162,153)

Operational Expenses	(3,225,664)	(2,675,808)	(904,807)	(2,675,795)	(5,103)	(5,489,634)	(554,781)	(469,103)

Personnel, Material and Services	(1,390,632)	(913,744)	(392,363)	(1,151,082)	(2,821)	(633,427)	(203,301)	(127,423)
Investigation Findings	(2,644)	-	-	-	-	(141,313)	-	(67,166)
Energy Purchased for Resale	(416,118)	(270,816)	(189,106)	(135,524)	-	-	(174,296)	(196,317)
Charges on eletric grid Usage	(365,355)	(495,351)	(18,233)	(386,161)	-	(69,074)	(32,410)	(7,252)
Construction	(252,892)	(501,414)	(91,989)	(182,760)	-	-	-	-
Fuel used to produce electric energy	(319,219)	(7,803)	-	(3,717)	-	(275,782)	(34,554)	-
Remuneration and Reimbursement (Royalties – Hydric Resources)	(117,209)	(7,305)	(9,843)	(134,365)	-	-	-	(2,209)
Depreciation and Amortization	(198,566)	(75,841)	(131,261)	(337,497)	(21)	(297,014)	(54,616)	(47,474)
Operating Provisions	55,830	(249,347)	(40,529)	(162,991)	(1,186)	(3,983,136)	(9,378)	(282)
Others	(218,859)	(154,187)	(31,483)	(181,698)	(1,075)	(89,888)	(46,226)	(20,980)

OPERATING RESULT BEFORE FINANCIAL RESULT	14,295,988	8,891,369	1,833,241	4,448,515	(4,715)	(3,573,686)	(79,546)	(219,579)

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	77,633	48,592	31,195	83,094	6,858	1,919	4,242	14,799
Interest, Commission and Rates revenue (loans and financing)	48,516	-	-	-	-	-	-	-
Debt Charges	(948,290)	(123,434)	(422,384)	(482,671)	-	(72,192)	(309,920)	(178,646)
Charges – shareholders remuneration	-	-	(4,033)	-	-	-	(7,819)	-
Moratorium Increase on electric energy	11,921	68,294	-	93,332	-	-	-	-
Net Monetary Updates	44,133	32,263	44,875	95,350	-	(53,741)	2,621	(27,810)
Net Exchange Updates	80,591	-	35,663	82,828	-	(56,889)	109	-
Others Financial Revenues	70,234	47,735	81,541	27,565	-	9,332	701	7,126
Others Financial Expenses	(112,949)	(41,776)	(76,836)	(33,473)	(611)	(135,252)	(6,750)	(21,850)
Derivatives	-	-	-	106,669	-	-	-	-

FINANCIAL RESULT	(728,211)	31,674	(309,979)	(27,306)	6,247	(306,823)	(316,816)	(206,381)

EQUITY PARTICIPATION RESULT	78,741	78,505	(112,635)	190,983	32,851	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	13,646,518	9,001,548	1,410,627	4,612,192	34,383	(3,880,509)	(396,362)	(425,960)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(4,593,258)	(3,073,280)	(521,460)	(1,151,448)	(629)	(103,100)	-	(14,230)

RESULT BEFORE EQUITY PARTICIPATIONS	9,053,260	5,928,268	889,167	3,460,744	33,754	(3,983,609)	(396,362)	(440,190)

Minority Participation	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	9,053,260	5,928,268	889,167	3,460,744	33,754	(3,983,609)	(396,362)	(440,190)

Marketletter 3Q16

CASH FLOW 09/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	13,646,518	9,001,548	1,410,627	4,612,192	(3,880,509)	(396,362)	34,383	(425,960)
Depreciation and Amortization	198,566	75,841	131,261	337,497	297,014	58,408	21	47,474
Net monetary variation	142,546	(32,263)	16,240	(343,460)	53,741	(2,621)	-	25,772
Net exchange variation	(85,578)	-	(35,663)	162,551	56,889	(109)	-	-
Financial Charges	832,739	123,434	297,555	482,671	72,192	304,951	-	178,646
Equity Result	(78,741)	(78,505)	112,635	(190,983)	-	-	(32,851)	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	20,030	80,832	233	36,609	1,187	-	-	-
Provisions for contingencies	114,692	171,983	19,705	(23,132)	11,729	9,378	-	282
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for loss with Investments	-	-	-	-	-	-	474	-
Provision for reduction on recoverable amount of Investment	20,632	39,190	20,076	-	2,572,760	-	712	-
Provision for onerous contracts	(202,011)	(42,658)	-	-	1,377,675	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-
Adjustment to Present Value / Market Value	-	-	(468)	-	62,526	-	-	-
Minority Participation in Result	264	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	4,033	-	-	7,819	-	-
Financial Asset Revenue	(13,515,540)	(9,042,967)	(1,662,559)	(3,667,535)	-	-	-	-
Derivatives	-	-	-	(106,669)	-	-	-	-
Others	6,062	49,760	(535,470)	25,451	514,090	8	-	67,166
(Increase) decrease on operating asset/liability	(72,834)	52,173	112,503	(648,861)	(692,161)	(83,135)	910	257,442

Cash from Operating Activities	1,027,345	398,368	(109,292)	676,331	447,133	(101,663)	3,649	150,822

Payment of financial charges	(784,826)	(115,251)	(191,285)	(250,709)	(151,545)	(12,374)	-	(66,282)
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-
Financial charges receivable	277	-	184	-	-	-	-	-
Remuneration from equity investments received	127,962	59,559	2,896	33,933	-	-	3,477	-
Annual allowed Revenue Receiving (Financial Asset)	199,948	(373,700)	713,724	343,002	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-	-	-
Payment of income tax and social contribution	(203,105)	(14,869)	(824)	(86,445)	(79,978)	-	(629)	-
Complementary pension fund payment	(8,761)	(80,904)	-	-	-	-	-	-
Payment of lawsuit contingencies	-	(89,335)	-	(92,270)	-	-	-	-
Lawsuit Deposits	(162,673)	(67,710)	(34,891)	35,117	(1,220)	(636)	-	(14,238)

Net Cash from Operating Activities	196,167	(283,842)	380,512	658,959	214,390	(114,673)	6,497	70,302

Financing Activities
Loans and financing obtained	962,254	436,134	748,372	510,406	611,000	-	-	76,352
Loans and financing payable - principal	(516,558)	(309,845)	(874,793)	(572,193)	(108,633)	(23,067)	-	-
Payment to Shareholders	-	-	(2,500)	-	-	-	(5,361)	-
Payment of refinancing of taxes and contributions - Principal	(77,408)	-	(13,975)	-	-	-	-	-
Global Reversion Reserve Replacement	-	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	(156,124)	6	-	-	241,824	-	-
Others	(43,611)	-	(4,923)	-	-	-	127	-
Net Cash from Financing Activities	324,677	(29,835)	(147,813)	(61,787)	502,367	218,757	(5,234)	76,352

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	19,480	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	(56,053)	(193,481)	(71,458)	(37,643)	(798,429)	(5,918)	-	(136,127)
Acquisition of intangible assets	(7,855)	(3,746)	(3,683)	(1,108)	(7,400)	(1,096)	-	-
Acquisition of concession assets	(252,064)	-	(88,339)	(207,832)	-	-	-	-
Concession for advance of future capital increase	4,559	-	(232,944)	(80,614)	-	-	-	-
Acquisition/Contribution of capital in equity participation	(1,007,236)	(233,028)	(86,780)	(964,168)	-	-	(5,793)	-
Concession for Future Capital Increase	-	-	-	-	-	-	-	-
Others	771,505	476,973	240,738	639,663	84,231	-	-	-

Net Cash from investments activities	(527,664)	46,718	(242,466)	(651,702)	(721,598)	(7,014)	(5,793)	(136,127)

Increase (decrease) in cash and cash equivalents	(6,820)	(266,959)	(9,767)	(54,530)	(4,841)	97,070	(4,530)	10,527
Cash and cash equivalent – beginning of period	12,099	373,867	33,490	70,633	6,884	5,190	5,388	38,170
Cash and cash equivalent – end of period	5,279	106,908	23,723	16,103	2,043	102,260	858	48,697
	(6,820)	(266,959)	(9,767)	(54,530)	(4,841)	97,070	(4,530)	10,527

Marketletter 3Q16

ASSETS 09/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE
CURRENT
Cash and Cash Equivalent	7,237	311,968	21,115	251,711	14,808	2,222	5,240
Clients (Consumers and Resellers)	751,580	424,893	186,753	1,208,813	-	187,308	80,409
Financing and Loans	2,410	3,232	1,444	-	-	-	-
Marketable Securities	1,396,853	516,142	313,814	1,287,051	43,974	426,120	-
Dividends to Receive (Equity Participation Remuneration)	76,161	10,504	5,220	-	552	-	-
Deferred Fiscal Asset (tax and contribution)	27,028	32,554	23,424	153,829	2,050	17,415	10,507
Income tax and Social Contribution	218,029	162,967	49,858	-	-	-	-
Derivatives	-	-	-	65,374	-	-	-
Reimbursement Right	66,306	-	-	72,825	-	-	25,181
Linked Deposit	-	10,982	3,022	-	-	-	-
Stored Material	34,333	85,402	36,604	92,707	-	64,675	25,411
Amounts to Receive Law 12,783/2013	414,049	729,409	142,828	122,552	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	340,319	-
Financial Asset	-	77,671	51,840	390,694	-	-	-
Regulatory Asset (Installment A - CVA)	-	-	-	-	-	-	-
Others	114,000	368,578	447,080	210,406	-	79,830	4,056
CURRENT TOTAL	3,107,986	2,734,302	1,283,002	3,855,962	61,384	1,117,889	150,804

NON-CURRENT
LONG-TERM ASSET
Fuel Consumption Account – CCC (Parent Company)	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	467,909	5,339	591,396	8,774	-	-	-
Financing and Loans - principal	1,651	1,591	3,137	-	-	-	-
Marketable Securities	-	2,916	182	236	-	-	-
Deferred Fiscal Asset (tax and contribution)	-	172,847	4,943	17,809	3,924	-	27,834
Income tax and Social Contribution	-	-	-	969,778	-	-	-
Derivatives	-	-	-	69,964	-	-	-
Reimbursement Right	-	-	-	-	-	-	-
Linked Deposit	641,055	1,114,804	175,037	450,752	52	58,866	4,576
Amounts to Receive Law 12,783/2013	-	-	-	-	-	-	-
Financial Asset	6,667,538	3,707,808	1,587,631	5,616,961	-	598,979	-
Financial Asset –Indemnitiable Concessions (Generation)	1,286,531	686,902	-	-	-	-	-
Advance for equity participation	46,159	807,018	748,025	26,732	-	-	-
Regulatory Asset (Installment A - CVA)	-	-	-	-	-	-	-
Others	525,239	188,155	100,681	1,442,873	-	525,824	190,382
LONG-TERM ASSET TOTAL	9,636,082	6,687,380	3,211,032	8,603,879	3,976	1,183,669	222,792

INVESTIMENTS	5,857,232	4,395,532	2,310,641	3,661,721	95,737	-	-

FIXED ASSET	5,825,631	1,430,047	3,508,324	7,273,044	43	8,072,450	1,529,095

INTANGIBLE	109,551	55,421	221,821	100,769	29	52,546	1,895

NON-CURRENT TOTAL	21,428,496	12,568,380	9,251,818	19,639,413	99,785	9,308,665	1,753,782

ASSET TOTAL	24,536,482	15,302,682	10,534,820	23,495,375	161,169	10,426,554	1,904,586

Marketletter 3Q16

LIABILITIES 09/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE
CURRENT
Compulsory Loan (Parent Company)	-	-	-	-	-	-	-
Fuel Consumption Account - CCC (Parent Company)	-	-	-	-	-	-	-
Suppliers	401,986	336,500	287,596	603,196	1,016	342,433	143,464
Loans and Financing - principal	643,786	284,599	569,033	551,229	-	82,773	261,144
Loans and Financing - charges	154,835	16,864	15,612	39,110	-	18,362	9,308
Bonds	-	-	383,138	15,192	-	-	-
Taxes and Social Contribution	285,366	105,201	66,525	66,927	66	55,643	28,753
Income Tax and Social Contributions	164,339	185,006	248	-	462	-	-
Derivatives	-	-	-	587	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	54,832	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	37,784	818,727	-	-	72,490
Estimated Obligations	187,162	234,146	89,051	270,024	79	290,469	17,901
Provisions for Contingencies	-	20,569	-	-	-	-	41,105
Post Employment Benefit (Complementary Pension Fund)	27,229	24,780	3,120	-	-	5,094	3
Leasing	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	1,687	-	-	-
Concessions to Pay - UBP	530	-	2,233	-	-	-	-
Sector Charges (statutory taxes)	177,446	147,033	42,758	349,473	-	22,035	3,895
Regulatory Asset (Installment A - CVA)	-	-	-	-	-	-	-
Others	33,991	36,572	90,625	551,169	-	48,690	25,694
CURRENT TOTAL	2,076,670	1,391,270	1,587,723	3,322,153	1,623	865,499	603,757

NON-CURRENT
National Treasury Credits (Parent Company)	-	-	-	-	-	-	-
Remuneration to Shareholders (dividends to pay)	-	-	-	1,182,597	-	-	-
Compulsory Loan (Parent Company)	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-
Reversion Global Reserve - RGR (Parent Company)	-	-	-	-	-	-	-
Suppliers	-	-	-	372,518	-	-	21,284
Loans and Financing - principal	9,108,462	688,644	3,339,322	4,242,189	-	6,490,884	2,066,461
Bonds	-	-	-	208,254	-	-	-
Taxes and Social Contribution	616,374	13,572	35,913	-	-	231	-
Income Tax and Social Contributions	-	56,857	106,409	-	10,599	-	-
Derivatives	-	-	-	58,353	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	673,874	-	-	-
Estimated Obligations	61,653	70,851	10,250	14,077	-	73,888	1,614
Provisions for Contingencies	722,982	1,676,228	91,469	902,543	-	172,686	-
Provision for uncovered liabilities on invested companies	-	-	148,938	-	-	-	-
Post Employment Benefit (Complementary Pension Fund)	241,598	1,012,699	162,270	44,801	-	67,655	3,508
Leasing	-	-	-	-	-	-	-
Provision for Onerous Contracts	760,124	87,153	-	45,542	-	-	-
Concessions to Pay - UBP	36,617	-	25,335	-	-	-	-
Sector Charges (statutory taxes)	111,588	259,986	-	-	-	-	4,334
Obligations for asset demobilization (Nuclear Power Plant Demobilization)	-	-	-	-	-	1,217,833	-
Advance for future Capital Increase	42,227	-	45	-	-	-	119,798
Regulatory Liability (Installment A - CVA)	-	-	-	-	-	-	-
Others	31,476	5,950	17,121	143,917	-	174,804	-
NON-CURRENT TOTAL	11,733,101	3,871,940	3,937,072	7,888,665	10,599	8,197,981	2,216,999

SHAREHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510
Capital Reserves	5,123,332	4,916,199	-	-	-	-	-
Profit Reserves	-	-	1,074,209	332,962	215	-	2,596
Additional Dividend Purposed	-	-	-	-	-	-	-
Profit/Losses accumulated	393,519	(3,173,917)	(311,604)	414,939	4,945	(5,192,171)	(1,732,459)
Others Comprehensive Income	(1,321,294)	(1,456,849)	(126,391)	(39,607)	25,733	(52,013)	(31,817)
Non-controlling shareholders remuneration	-	86	14,585	-	-	-	-

SHAREHOLDERS’ EQUITY TOTAL	10,726,711	10,039,472	5,010,025	12,284,557	148,947	1,363,074	(916,170)

LIABILITY AND SHAREHOLDERS’ EQUITY TOTAL	24,536,482	15,302,682	10,534,820	23,495,375	161,169	10,426,554	1,904,586

Marketletter 3Q16

STATEMENT OF INCOME 09/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE

Operational Revenue	4,856,568	2,771,524	1,182,191	4,470,196	-	1,457,373	301,085

Supply (sell) of Electric Energy	3,003,234	103,694	-	2,933,558	-	1,657,316	331,520
Supply of Electric Energy - Generation	11,595	820,667	266,491	901,847	-	-	-
Short Term Electric Energy	506,293	242,776	236,013	68,768	-	-	-
Renewed Plants Operation and Maintenence Revenue	471,255	912,624	-	11,927	-	-	-
Construction Plants Revenue	96,244	40,732	-	-	-	-	-

Financial Effect Itaipu (Parent Company)	-	-	-	-	-	-	-
Renewed Lines Operation and Maintenence Revenue	-	627,400	419,446	343,949	-	-	-
Operation and Maintenence Revenue	785,372	41,708	77,763	5,419	-	-	-
Construction Revenue - Transmission	356,863	484,971	116,020	209,199	-	-	-
Financial – Return on Investment	167,654	22,850	158,983	253,963	-	-	-
Others Operational Revenue	49,893	16,367	37,401	281,823	-	223	2,678

Deductions to Operational Revenue	(591,835)	(542,265)	(129,926)	(540,257)	-	(200,166)	(33,113)

Operational Expenses	(3,794,168)	(2,709,018)	(795,215)	(3,420,504)	(3,262)	(4,784,744)	(417,436)

Personnel, Materials and Services	(1,265,945)	(861,491)	(355,090)	(1,056,484)	(2,631)	(709,240)	(198,053)
Electric Energy Purchased for Resale	(712,378)	(250,993)	(166,284)	(784,943)	-	-	(90,727)
Charges on Electric Energy usage grid	(348,530)	(512,328)	(12,203)	(388,203)	-	(60,189)	(28,554)
Construction	(453,107)	(525,703)	(116,020)	(209,199)	-	-	-
Fuel used to produce electric energy	(379,602)	(163,068)	-	(88,553)	-	(232,239)	(8,988)
Remuneration and Reimbursement (Royalties – Hydric Resources Usage)	(70,938)	(7,639)	(9,539)	(188,621)	-	-	-
Depreciation and Amortization	(180,272)	(80,562)	(87,950)	(320,043)	(20)	(269,244)	(58,136)
Operational Provisions	(241,705)	(261,131)	(2,544)	(329,615)	33	(3,434,596)	(10,975)
Others	(141,691)	(46,103)	(45,585)	(54,843)	(644)	(79,236)	(22,003)

OPERATING RESULT BEFORE FINANCIAL RESULT	1,062,400	62,506	386,976	1,049,692	(3,262)	(3,327,371)	(116,351)

FINANCIAL (EXPENSES) REVENUES

Revenue from Financial Investments	95,096	105,303	25,008	113,084	5,316	2,081	114
Interest, Commission and Rates revenue (loans and financing)	43,982	-	-	-	-	-	-
Debt Charges	(665,236)	(104,055)	(254,652)	(434,270)	-	(39,018)	(231,855)
Charges – remuneration to shareholders	-	-	(3,288)	-	-	-	(6,295)
Moratorium Increase on electric energy	4,204	58,217	-	28,577	-	-	-
Net Monetary Update	(144,908)	15,782	(61,216)	(100,001)	-	(18,243)	-
Net Exchange Update	(155,211)	-	(71,558)	(273,754)	-	(80,681)	(372)
Others Financial Revenue	124,286	62,256	71,873	50,688	-	163,639	505
Other Financial Expenses	(104,167)	(27,170)	(8,951)	(154,114)	(39)	(77,291)	(8,864)
Indemnities Remuneration – Law 12,783/13	324,798	476,906	108,644	85,304	-	-	-

FINANCIAL RESULT	(477,156)	587,239	(194,140)	(684,486)	5,277	(49,513)	(246,767)

EQUITY PARTICIPATIONS RESULT	(31,973)	(11,976)	(285,088)	130,471	3,390	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	553,271	637,769	(92,252)	495,677	5,405	(3,376,884)	(363,118)

Deferred Income Tax and Social Contribution	(159,752)	(34,868)	(69,019)	(80,738)	(462)	(56,158)	-
Fiscal Incentives Revenue	-	153,168	(79,250)	(69,671)	-	-	-
RESULT BEFORE EQUITY PARTICIPATIONS	393,519	602,901	(161,271)	414,939	4,943	(3,433,042)	(363,118)

Minority Participations	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	393,519	602,901	(161,271)	414,939	4,943	(3,433,042)	(363,118)

Marketletter 3Q16

CASH FLOW 09/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	553,271	637,769	(92,252)	495,677	(3,376,884)	(363,118)	5,405

Depreciation and amortization	180,272	80,562	87,950	320,043	269,244	60,807	20
Monetary net variation	-	(493,222)	(47,029)	-	21,958	-	-
Exchange net variation	356,236	534	71,559	288,451	80,681	372	-
Financing charges	699,801	104,055	197,838	434,269	39,018	213,889	-
Equity Method Result	31,973	11,976	285,088	(130,471)	-	-	(3,390)
Provision for uncovered liability	31,474	-	-	-	-	-	-
Provision for doubtful credit liquidation	15,443	54,994	333	4,340	-	-	-
Provisions for contingencies	213,691	222,376	2,212	330,177	17,005	9,024	-
Provision for staff realignment	-	-	-	-	-	-	-
Provision for investment loss	65,131	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	-	11,332	-	-	3,385,556	-	-
Provision for onerous contracts	(209,811)	(27,571)	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	-	-	(657)	-	61,999	-	-
Minority Participation in Result	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	3,288	-	-	6,295	-
Financial Asset Revenue	(167,654)	(22,850)	(158,983)	(253,963)	-	-	-
Derivatives	-	-	-	111,310	-	-	-
Others	(428,680)	(21,771)	(485,854)	(227,019)	305,758	764	-
(Increase) decrease on operating asset/liability	215,992	(245,244)	(4,157)	21,064	(458,617)	(103,331)	(2,210)

Cash from Operating Activities	1,557,139	312,940	(140,664)	1,393,878	345,718	(175,298)	(175)

Payment of financial charges	(783,246)	(103,894)	(151,681)	(231,944)	(96,613)	(22,884)	-
Payment of charges of global reversal reserve	-	-	-	-	-	-	-
Financial charges receivable	297	-	291	-	-	-	-
Remuneration from equity investments received	43,007	31,450	315	14,889	-	-	933
Annual allowed Revenue Receiving (Financial Asset)	196,179	(457,409)	704,024	228,498	-	-	-
Financial Asset Indemnities Receiving	1,255,225	1,353,207	386,546	330,131	-	-	-
Payment of income tax and social contribution	(17,388)	(153,550)	(25,678)	(28,358)	(38,524)	-	(462)
Complementary pension fund payment	-	-	-	-	-	-	-
Payment of lawsuit contingencies	-	(8,495)	-	(10,916)	-	-	-
Lawsuit Deposits	(136,991)	(411,170)	(13,810)	(26,103)	(6,842)	2,077	-

Net Cash from Operating Activities	2,114,222	563,079	759,343	1,670,075	203,739	(196,105)	296

Financing Activities
Loans and financing obtained	84,378	-	253,059	358,825	2,340,130	177,956	-
Loans and financing payment - principal	(284,997)	(218,966)	(147,986)	(473,833)	(1,120,491)	(82,819)	-
Payment to Shareholders	-	-	(2,743)	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	(217,003)	36	-	-	98,794	-
Payment of Refinancing of taxes and contribution - principal	(50,368)	-	(13,975)	-	-	-	-
Others	-	39	296,173	-	-	-	-
Net Cash from Financing Activities	(250,987)	(435,930)	384,564	(115,008)	1,219,639	193,931	-

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-	-
Acquisition of fixed assets	(73,460)	(189,559)	(825,409)	(94,327)	(1,099,911)	(18,272)	-
Acquisition of intangible assets	(10,347)	(5,730)	(6,827)	-	(2,388)	(31)	(17)
Acquisition of concession assets	(453,107)	-	(116,020)	(828,395)	-	-	-
Concession for advance of future capital increase	-	-	(60,314)	(2,176)	-	-	-
Acquisition/Contribution of capital in equity participation	(687,167)	(447,616)	(141,182)	(947,874)	-	-	-
Others	(633,609)	169,661	-	225,392	(337,218)	-	-

Net Cash from investments activities	(1,857,690)	(473,244)	(1,149,752)	(1,647,380)	(1,439,517)	(18,303)	(17)

Increase (decrease) in cash and cash equivalents	5,545	(346,095)	(5,845)	(92,313)	(16,139)	(20,477)	279
Cash and cash equivalent – beginning of period	1,692	658,063	26,960	344,024	18,361	25,717	14,529
Cash and cash equivalent – end of period	7,237	311,968	21,115	251,711	2,222	5,240	14,808
	5,545	(346,095)	(5,845)	(92,313)	(16,139)	(20,477)	279

Marketletter 3Q16

IV.2 Financial Statements of the Distribution companies.

ASSET 09/30/2016	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	33,998	18,052	7,686	61,458	-	4,765	48,942
Clients (Consumers and Resellers)	303,840	249,349	371,308	87,170	-	52,166	633,651
Financing and Loans	-	-	-	-	-	-	-
Marketable Securities	87,733	46,602	8	-	-	-	29,330
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	11,212	18,856	20,250	6,935	-	4,826	2,061
Income Tax and Social Contribution	-	-	-	727	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	66,134	287,577	117,527	145,759	-	102,700	604,406
Linked Deposits	-	-	-	478	-	-	-
Stored Material	7,440	14,057	13,980	1,447	-	2,664	85,151
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	87,445	131,788	77,538	58,960	-	1,551	46,701
Financial Asset	-	-	-	-	-	-	-
Others	43,699	30,152	49,749	45,886	4,324,907	12,624	653,704
CURRENT TOTAL	641,501	796,433	658,046	408,820	4,324,907	181,296	2,103,946

NON-CURRENT

LONG-TERM ASSET
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	202,176	18,434	215,226	40,234	-	9,497	72,162
Financing and Loans - principal	-	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	4,456	6,413	5,580	1,805	-	9,271	2,515,951
Income Tax and Social Contribution	-	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	-	3,441,621	-	243,192	-	202,622	6,499,703
Linked Deposits	49,323	124,036	16,400	7,338	-	19,920	382,318
Amounts to Receive - Law 12,783/13	-	-	-	-	-	-	-
Financial Asset	-	-	-	-	-	-	-
Financial Asset – Indemnitiable Concession (Distribution)	831,188	1,052,907	728,516	357,211	-	197,971	1,477,433
Advance for Equity Participations	-	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	16,674	-	-	-	-	-	-
Others	564	2,440	1,356	-	-	3,227	643,395
LONG-TERM ASSET TOTAL	1,104,381	4,645,851	967,078	649,780	-	442,508	11,590,962

INVESTIMENTS	168	1,806	146	-	-	-	12,928

FIXED ASSET	27,495	28,456	32,955	8,843	-	20,146	1,235,535

INTANGIBLE	47,065	67,467	16,115	35,361	-	5,326	165,792

NON-CURRENT ASSET TOTAL	1,179,109	4,743,580	1,016,294	693,984	-	467,980	13,005,217

ASSET TOTAL	1,820,610	5,540,013	1,674,340	1,102,804	4,324,907	649,276	15,109,163

Marketletter 3Q16

LIABILITIES 09/30/2016	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas

CURRENT
Suppliers	297,313	1,334,689	466,498	327,124	-	266,489	7,357,192
Financig and Loans - principal	32,039	18,842	410,617	57,350	-	19,700	78,611
Financig and Loans - charges	-	2	59,609	-	-	-	10,440
Bonds	-	-	-	-	-	-	-
Taxes and Social Contributions	70,657	69,998	237,994	47,031	-	26,853	86,709
Income Tax and Social Contribution	266	-	-	-	-	-	575
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	52,433	205,799	-	3,315	-	-	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-
Estimated Obligations	21,758	21,121	43,237	6,487	-	21,254	59,022
Provisions for Contingencies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	4,256	857	24,369	-	-	-	-
Leasing	-	-	-	-	-	-	136,898
Onerous Contracts	-	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	22,359	32,469	25,241	44,528	-	-	-
Regulatory Asset (Installment A – CVA)	156,640	27,468	117,781	21,194	-	-	104,195
Others	23,479	38,252	40,166	22,486	5,080,651	7,475	115,062
CURRENT TOTAL	681,200	1,749,497	1,425,512	529,515	5,080,651	341,771	7,948,704

NON-CURRENT
Suppliers	-	1,120,961	-	246,876	-	595,439	7,955,350
Financig and Loans - principal	1,253,636	774,445	978,209	253,132	-	41,125	1,372,467
Bonds	-	-	-	-	-	-	-
Taxes and Contributions	90,694	4,223	188,892	90,506	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	-	152,222	-	145,021	-	54,622	2,246,665
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-	-
Estimated Obligations	-	-	2,067	5	-	-	644
Provisions for Contingencies	108,812	161,460	130,795	10,919	-	47,726	761,964
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	-	247,523
Post-Employment Benefit (Complementary Pension Fund)	30,123	-	4,335	-	-	643	277
Leasing	-	-	-	-	-	-	1,054,078
Provision for Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	29,166	46,141	45,139	-	-	-	-
Advance for future capital Increase	136,219	-	77,664	77,658	-	-	15,107
Regulatory Liability (Installment A – CVA)	3,561	-	-	-	-	-	-
Others	33,314	2,208,783	503	197	-	133,281	182,586
NON-CURRENT TOTAL	1,685,525	4,468,235	1,427,604	824,314	-	872,836	13,836,661

SHAREHOLDERS’ EQUITY
Social Capital	734,754	1,325,369	1,272,747	475,789	3,475,679	684,204	4,610,171
Capital Reserves	-	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-	-
Additional Dividend Purposes	-	-	-	-	-	-	-
Accumulated Profit/Losses	(1,238,060)	(2,003,301)	(2,444,157)	(726,574)	(4,597,498)	(1,248,229)	(11,283,952)
Other Comprehensive Income	(42,808)	213	(7,366)	(240)	366,075	(1,306)	(2,421)
Non-controlling Shareholders participation	-	-	-	-	-	-	-

SHAREHOLDERS’ EQUITY TOTAL	(546,114)	(677,719)	(1,178,776)	(251,025)	(755,744)	(565,331)	(6,676,202)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,820,611	5,540,013	1,674,340	1,102,804	4,324,907	649,276	15,109,163

Marketletter 3Q16

STATEMENT OF INCOME 09/30/2016	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

Operational Revenue	902,727	1,224,949	909,748	336,942	-	209,805	2,021,231

Supply (sell) of electric energy	-	-	-	-	-	25,110	-
Supply of electric energy - Generation	-	-	-	-	-	-	346,466
Short Term electric Energy	-	-	-	-	-	-	241,304
Renewed Plants Operation and Maintenence Revenue	-	-	-	-	-	-	-
Construction Revenue of Plants	-	-	-	-	-	-	9,115
Electric Energy Supply - Distribution	1,412,287	1,294,451	1,266,621	427,629	-	220,589	1,843,418
Construction Revenue - Distribution	108,079	140,940	97,275	49,414	-	15,073	183,557
CVA and Others Financial Items	(175,801)	286,608	(30,156)	21,691	-	(55)	(139,165)
Other Operational Revenues	85,647	65,871	123,564	15,425	-	7,488	224,339

Deductions to Operational Revenues	(527,485)	(562,921)	(547,556)	(177,217)	-	(58,400)	(687,803)

Operational Expenses	(1,094,416)	(1,252,730)	(1,232,568)	(388,675)	-	(381,882)	(3,058,237)

Personnel, Material and Services	(177,705)	(193,998)	(230,915)	(69,048)	-	(71,482)	(431,041)
Electric Energy puchased for resale	(625,156)	(782,996)	(654,326)	(163,838)	-	(138,604)	(1,258,265)
Charges on Eletric Energy Grid Usage	(59,581)	(13,292)	(72,463)	(3,448)	-	-	(58,218)
Construction	(108,079)	(140,940)	(97,275)	(49,414)	-	(15,073)	(192,672)
Fuel used for electric energy production	-	-	-	(40,908)	-	(94,039)	(19,437)
Remuneration and Reimbursement (Royalties)	-	-	-	-	-	-	-
Depreciation and Amortization	(27,455)	(27,630)	(28,819)	(12,579)	-	(8,242)	(77,292)
Operating Provisions	2,108	(32,102)	29,487	(5,474)	-	(52,096)	(795,916)
Others	(98,548)	(61,772)	(178,257)	(43,966)	-	(2,346)	(225,396)

OPERATING RESULT BEFORE FINANCIAL RESULT	(191,689)	(27,781)	(322,820)	(51,733)	-	(172,077)	(1,037,006)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	3,272	6,919	15	452	-	253	3,046
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-	-
Debt Charges	(138,000)	(501,380)	(142,563)	(24,823)	-	(6,613)	(1,647,867)
Charges - Leasing	-	-	-	-	-	-	(228,347)
Charges – Shareholders Remuneration	-	-	-	-	-	-	-
Moratorium Increase on electric energy	29,780	33,291	56,719	15,007	-	(48,944)	66,264
Net Monetary Update	(4,427)	343,031	(53,073)	(51,795)	-	(16,346)	862,325
Net Exchange Update	338	-	-	-	-	-	-
Regulatory Asset and Liability Update (Installment A - CVA) - Net	8,964	(217)	(1,603)	-	-	151	(8,279)
Other financial revenue	(441)	(45,131)	8,705	1,836	-	15,889	35,951
Other financial expense	(14,562)	(30,138)	(23,006)	(10,286)	-	-	(165,147)

FINANCIAL RESULT	(115,076)	(193,625)	(154,806)	(69,609)	-	(55,610)	(1,082,054)

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	-	(193,544)

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(306,765)	(221,406)	(477,626)	(121,342)	-	(227,687)	(2,312,604)

Income Tax and Social Contribution and Fiscal Incentives Revenue	-	-	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	(306,765)	(221,406)	(477,626)	(121,342)	-	(227,687)	(2,312,604)

NET PROFIT OF THE PERIOD	(306,765)	(221,406)	(477,626)	(121,342)	-	(227,687)	(2,312,604)

Marketletter 3Q16

CASH FLOW 09/30/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	CELG-D	ED Acre	Amazonas Energia

Operating Activities
Profit (loss) before income tax and social contribution	(306,765)	(221,406)	(477,626)	(227,687)		(121,342)	(2,312,604)

Depreciation and amortization	27,455	27,630	28,819	8,242		12,579	77,292
Net monetary variation	4,714	22,009	2,525	-		7,305	-
Net exchange variation	(388)	-	-	-		-	(2,124)
Financing charges	136,860	81,407	139,770	6,607		24,639	1,154,354
Equity Method Result	-	-	-	-		-	193,544
Provision for uncovered liability	-	-	-	-		-	247,523
Provision for doubtful credit liquidation	(23,610)	19,834	(96,558)	51,951		5,523	181,554
Provisions for contingencies	12,819	12,268	67,071	145		(49)	314,453
Provision for staff realignment	-	-	-	-		-	-
Provision for loss with Investments	-	-	-	-		-	-
Provision for reduction on recoverable amount of Investment	-	-	-	-		-	-
Provision for onerous contracts	-	-	-	-		-	-
Provision for loss with Financial Asset	-	-	-	-		-	-
Global reversal reserve charges	-	-	-	-		-	-
Adjustment to Present Value / Market Value	(149)	-	-	-		-	-
Minority Participation in Result	-	-	-	-		-	-
Charges on Shareholders funds	-	-	-	-		-	-
Financial Asset Revenue	-	-	-	-		-	-
Derivatives	-	-	-	-		-	-
Others	667,097	(5,309)	-	999		23	(12,814)
(Increase) decrease on operating asset/liability	(504,121)	266,552	343,532	181,965		110,258	501,443

Cash from Operating Activities	13,912	202,985	7,533	22,222		38,936	342,621

Payment of financial charges	(1,915)	(19,142)	(560)	(3,058)		(3,228)	(23,676)
Payment of charges of global reversal reserve	-	-	-	-		-	-
Financial charges receivable	-	-	-	-		-	-
Remuneration from equity investments received	-	-	-	-		-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-		-	-
Financial Asset Indemnities Receiving	-	-	-	-		-	-
Payment of income tax and social contribution	-	-	-	-		-	-
Complementary pension fund payment	-	-	-	-		-	-
Payment of lawsuit contingencies	-	-	(14,751)	-		-	-
Lawsuit Deposits	-	(37,743)	-	-		-	(86,033)

Net Cash from Operating Activities	11,997	146,100	(7,778)	19,164		35,708	232,912

Financing Activities
Loans and financing obtained	4,596	20,465	25,691	7,128		9,701	-
Loans and financing payable - principal	(37,295)	(28,895)	(438)	(3,554)		(5,815)	(30,441)
Payment to Shareholders	-	-	-	-		-	-
Global Reversal Reserve Replacement	-	-	-	-		-	-
Receiving of advance for future capital increase (AFAC)	136,219	-	77,664	-		-	15,107
Payment of refinancing of taxes and contributions – Principal	(8,837)	-	-	-		-	-
Others	-	-	-	-		-	-
Net Cash from Financing Activities	94,683	(8,430)	102,917	3,574		3,886	(15,334)

Investment Activities

Financing and Loans Concessions	-	-	-	-		-	-
Receiving of Loans and Financing Ceded	-	-	-	-		-	-
Acquisition of property, unit and equipment	(463)	(3,791)	(2,189)	(5,253)		(316)	(25,965)
Acquisition of intangible assets	(5,404)	(5,144)	(2,878)	(1,916)		(1,712)	(12,986)
Acquisition of concession assets	(92,327)	(136,083)	(91,595)	(14,487)		(59,480)	(197,936)
Concession for advance of future capital increase	-	-	-	-		64,871	-
Acquisition/Contribution of capital in equity participation	-	-	-	-		-	-
Others	2,711	-	-	-		-	-

Net Cash from investments activities	(95,483)	(145,018)	(96,662)	(21,656)		3,363	(236,887)

Increase (decrease) in cash and cash equivalents	11,197	(7,348)	(1,523)	1,082		42,957	(19,309)
Cash and cash equivalent – beginning of period	22,801	25,400	9,209	3,686		18,501	68,251
Cash and cash equivalent – end of period	33,998	18,052	7,686	4,765		61,458	48,942
	11,197	(7,348)	(1,523)	1,079		42,957	(19,309)

Marketletter 3Q16

ASSETS 09/30/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas Energia

CURRENT
Cash and Cash Equivalents	29,092	74,848	11,803	9,797	82,004	6,208	126,895
Clients (Consumenrs and Resellers)	313,339	258,946	368,534	77,837	961,758	313,569	482,861
Loans and Financing	-	-	-	-	-	-	-
Marketable Securities	16,944	34,233	469	-	-	4,303	6,832
Dividends to Receive (Remuneration of Equity Participation)	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	9,936	12,499	18,437	6,572	7,840	19,036	22,004
Income Tax and Social Contribution	-	-	256	2,832	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	44,516	132,308	9,803	115,686	50,310	-	2,477,199
Linked Deposits	-	-	-	469	-	12,315	-
Stored Material	6,184	24,779	14,443	1,595	34,606	10,400	174,160
Financial Asset	-	-	-	-	-	-	-
Regulatory Asset (Installment A – CVA)	44	88,013	130,135	33,127	210,263	-	139,619
Others	44,603	91,993	63,305	40,034	272,629	6,880	295,784
CURRENT TOTAL	464,658	717,619	617,185	287,949	1,619,410	372,711	3,725,354

NON-CURRENT

LONG-TERM CURRENT
Clients (Consumenrs and Resellers)	208,545	25,389	213,346	31,266	42,618	-	78,428
Loans and Financing - principal	-	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	5,009	7,910	4,521	2,213	158,859	4,229	2,281,891
Reimbursement Rights	-	3,008,517	-	239,889	-	-	4,210,828
Linked Deposits	44,056	76,241	14,573	6,978	115,574	15,225	341,519
Financial Asset	-	-	-	-	-	-	-
Financial Asset – Indemnitiable Concessions (Generation)	-	-	-	-	-	-	554,035
Financial Asset – Indemnitiable Concessions (Transmission)	-	-	-	-	-	-	-
Financial Asset – Indemnitiable Concessions (Distribution)	652,428	827,145	674,237	340,026	1,781,660	-	1,183,823
Advance for equity participation	-	-	-	-	-	-	-
Regulatory Asset (Installment A – CVA)	241,953	-	-	-	-	-	-
Others	564	3,896	1,298	86	594,126	12,207	23
LONG-TERM CURRENT TOTAL	1,152,555	3,949,098	907,975	620,458	2,692,837	31,661	8,650,547

INVESTIMENTS	168	1,806	146	-	(573)	-	381,620

FIXED ASSET	22,519	28,737	25,871	7,243	118,576	1,977,663	1,285,872

INTANGIBLE	61,240	62,278	-	40,931	255,929	5,357	149,789

NON-CURRENT TOTAL	1,236,482	4,041,919	933,992	668,632	3,066,769	2,014,681	10,467,828

ASSET TOTAL	1,701,140	4,759,538	1,551,177	956,581	4,686,179	2,387,392	14,193,182

Marketletter 3Q16

LIABILITIES 09/30/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas Energia
CURRENT
Compulsory Loan (Parent Company)	-	-	-	-	-	-	-
Fuel Consumption Account – CCC (Parent Company)	-	-	-	-	-	-	-
Suppliers	246,739	874,430	172,972	183,661	955,075	253,444	4,421,861
Financing and Loans – principal	232,185	96,511	493,372	64,280	276,066	752,893	103,367
Financing and Loans - charges	-	-	2,711	-	39,741	663	-
Bonds	-	-	-	-	-	-	-
Taxes and Social Contribution	85,221	50,726	161,397	30,792	326,661	10,260	58,030
Income Tax and Social Contributuion	296	-	-	41	-	-	1,329
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	74,566	11,854	-	7,734	-	-	-
Advance to clients (Early Energy Sell)	-	-	-	-	-	-	-
Remuneration to Shareholders (dividends to pay)	-	-	-	-	-	-	-
Estimated Obligations	13,960	23,839	37,957	4,862	56,256	27,882	52,478
Provisions for Contingencies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	4,835	-	33,007	-	32,674	-	-
Leasing	-	-	-	-	-	-	131,536
Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sectorial Charges (statutory taxes)	14,042	63,486	30,833	43,740	400,729	-	-
Regulatory Liabilities (Installment A – CVA)	19,391	3,357	53,783	1,738	-	-	29
Others	34,115	24,523	45,667	19,855	427,144	220,163	93,005
CURRENT TOTAL	725,350	1,148,726	1,031,699	356,703	2,514,346	1,265,305	4,861,635

NON-CURRENT
Suppliers	-	1,346,984	-	226,899	1,030,798	-	7,559,570
Financing and Loans - principal	837,725	657,803	703,836	209,466	848,932	316,599	1,184,598
Bonds	-	-	-	-	-	-	-
Taxes and Social Contribution	5,237	3,824	65,874	1,661	8,141	-	-
Income Tax and Social Contributuion	22,923	-	-	-	37,487	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	-	148,535	-	141,687	-	-	2,397,607
Advance to clients (Early Energy Sell)	-	-	-	-	-	-	-
Estimated Obligations	14,263	-	1,027	-	-	-	-
Provisions for Contingencies	88,815	132,155	166,527	9,419	536,768	49,686	347,910
Provision for uncovered liabilities on invested companies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	44,160	-	16,582	-	109,915	117	450
Leasing	-	-	-	-	-	-	1,139,976
Provision for Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sectorial Charges (statutory taxes)	-	41,755	34,047	-	145,196	-	-
Obligations for asset demobilization (Nuclear power plant demobilization)	-	-	-	-	-	-	-
Advance for future capital Increase	8,307	245	16,416	12,787	-	-	-
Regulatory Liabilities (Installment A – CVA)	101,864	-	-	-	84,228	-	-
Others	48,564	1,326,102	499	724	38,963	360,220	142,092
NON-CURRENT TOTAL	1,171,858	3,657,403	1,004,808	602,643	2,840,428	726,622	12,772,203

STOCKHOLDERS’ EQUITY
Social Capital	726,447	1,325,124	1,256,331	475,789	3,475,679	436,750	4,610,171
Capital Reserves	-	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-	-
Additional Dividend Purposed	-	-	-	-	-	-	-
Profit/Losses Accumulated	(863,703)	(1,371,715)	(1,747,816)	(478,132)	(4,303,008)	(40,415)	(8,049,444)
Other Comprehensive Income	(58,812)	-	6,155	(422)	158,735	(870)	(1,383)
Non-controlling Shareholders Participations	-	-	-	-	-	-	-

STOCKHOLDERS’ EQUITY TOTAL	(196,068)	(46,591)	(485,330)	(2,765)	(668,594)	395,465	(3,440,656)

LIABILITY AND STOCKHOLDERS’ EQUITY TOTAL	1,701,140	4,759,538	1,551,177	956,581	4,686,179	2,387,392	14,193,182

Marketletter 3Q16

STATEMENT OF INCOME 09/30/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

Operational Revenue	996,317	857,215	905,262	299,980	3,321,848	181,420	2,387,687

Electric Energy Supply (sell)	-	-	-	-	-	28,647	-
Electric Energy - Generation	-	-	-	-	-	-	700,007
Short Term electric Energy	-	-	-	-	-	-	966,350
Construction Plants Revenue	-	-	-	-	-	-	53,192
Electric Energy Supply – Distribution	1,322,395	1,121,258	1,236,062	421,247	5,093,468	188,088	875,937
Construction Revenue – Distribution	72,022	79,016	85,549	31,752	226,680	10,963	114,542
Others Operational Revenues	72,514	61,362	116,982	4,807	202,131	5,595	242,180
CVA and others financial items	113,885	31,560	32,290	20,257	425,875	199	39,189

Deductions to Operational Revenues	(584,499)	(435,981)	(565,621)	(178,083)	(2,626,306)	(52,072)	(603,710)

Operational Expenses	(1,073,891)	(889,826)	(1,139,858)	(325,471)	(3,461,556)	(271,417)	(2,868,664)

Personnel, Material and Services	(174,387)	(186,093)	(202,573)	(68,191)	(613,834)	(65,358)	(471,451)
Electric Energy Purchased for Resale	(676,880)	(532,499)	(617,284)	(126,933)	(2,195,148)	(104,053)	(1,338,756)
Charges on Electric Energy Grid Usage	(61,935)	(12,956)	(55,890)	(6,501)	(120,829)	-	(84,309)
Construction	(72,022)	(79,016)	(85,549)	(31,752)	(226,680)	(10,963)	(167,734)
Fuel used for electric energy production	-	-	-	(26,089)	-	(27,533)	(352,278)
Remuneration and Reimbursement (Royalties)	-	-	-	-	-	-	(4,200)
Depreciation and Amortization	(25,044)	(27,097)	(26,163)	(12,091)	(87,946)	(7,906)	(146,780)
Operating Provisions	(7,885)	9,412	(97,956)	4,969	(97,039)	(53,406)	(84,396)
Others	(55,738)	(61,577)	(54,443)	(58,883)	(120,080)	(2,198)	(218,760)

OPERATING RESULT BEFORE FINANCIAL RESULT	(77,574)	(32,611)	(234,596)	(25,491)	(139,708)	(89,997)	(480,977)

FINANCIAL REVENUE (EXPENSES)

Financial Investments Revenue	2,171	1,729	352	418	-	161	5,626
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	6,489	-	-
Debt Charges	(103,211)	(69,501)	(103,123)	(23,832)	(107,230)	(5,335)	(1,096,357)
Charges - Leasing	-	-	-	-	-	-	(205,773)
Charges – remuneration to shareholders	-	-	-	-	-	-	-
Moratorium Increase on electric energy	19,275	27,658	41,802	10,457	-	(23,683)	41,408
Net Monetary Update	788	(40,644)	(38,709)	(7,127)	(118,219)	(5,642)	419,629
Net Exchange Update	(657)	-	-	-	(600,787)	-	15,849
Regulatory Asset and Liability Update (Installment A - CVA) - Net	23,215	6,031	7,714	-	25,603	43	10,811
Other financial Revenues	1,106	149,204	9,978	-	81,961	(4,928)	18,969
Other financial expenses	(27,183)	(192,523)	(27,690)	(12,096)	(30,383)	-	(83,271)

FINANCIAL RESULT	(84,496)	(118,046)	(109,676)	(32,180)	(742,566)	(39,384)	(873,109)

EQUITY PARTICIPATION RESULT	-	-	-	-	-	-	(68,060)

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(162,070)	(150,657)	(344,272)	(57,671)	(882,274)	(129,381)	(1,422,146)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(22,923)	-	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATION	(184,993)	(150,657)	(344,272)	(57,671)	(882,274)	(129,381)	(1,422,146)

NET PROFIT OF THE PERIOD	(184,993)	(150,657)	(344,272)	(57,671)	(882,274)	(129,381)	(1,422,146)

Marketletter 3Q16

CASH FLOW 09/30/2015	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	(162,070)	(150,657)	(344,272)	(57,671)	(129,381)	(1,422,145)

Depreciation and amortization	25,044	27,097	26,163	12,091	7,906	146,780
Net monetary variation	9,239	40,644	7,802	7,127	-	-
Net exchange variation	657	-	-	-	-	(15,848)
Financing charges	103,211	69,501	103,123	23,832	5,335	390,838
Equity Result	-	-	-	-	-	68,059
Provision for uncovered liability	-	-	-	-	-	-
Provision for doubtful credit liquidation	12,583	6,606	2,582	7,794	59,364	78,482
Provisions for contingencies	104	(9,018)	95,374	493	(397)	11,718
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investment	-	-	-	-	-	-
Provision for reduction on recoverable amount of assets	-	-	-	-	-	-
Provision for onerous contracts	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	(10,004)	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	(145)	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Financial charges on Shareholders funds	-	-	-	-	-	-
Financial Asset Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	693,548	11,265	6,803	-	967	9,489
(Increase) decrease on operating asset/liability	(580,934)	169,108	140,375	19,235	63,453	717,874

Cash from Operating Activities	101,237	164,546	37,950	2,897	7,247	(14,753)

Payment of financial charges	(24,955)	(10,253)	-	(2,543)	(939)	(67,384)
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	(22,923)	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of contingent liabilities	-	-	(30,421)	-	-	-
Lawsuit Deposits	(2,065)	(2,614)	-	-	-	9,129

Net Cash from Operating Activities	51,294	151,679	7,529	354	6,308	(73,008)

Financing Activities
Loans and financing obtained	83,961	14,319	119,108	24,010	5,468	27,187
Loans and financing payment - principal	(57,980)	(14,951)	(88,675)	(6,706)	(1,571)	(105,787)
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Reposition	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-	-	-
Payment of Refinancing of taxes and contributions - Principal	(8,845)	-	-	-	-	-
Others	-	-	-	-	-	(915,532)
Net Cash from Financing Activities	17,136	(632)	30,433	17,304	3,897	(994,132)

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of fixed assets	(1,168)	(778)	(6,386)	(470)	(2,630)	(7,043)
Acquisition of intangible assets	-	(28,858)	(3,459)	(145)	(14,483)	(9,473)
Acquisition of concession assets	(54,261)	(51,088)	(21,792)	(31,743)	3,416	(194,874)
Concession for advance of future capital increase	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	(436,742)
Others	1,265	-	-	-	-	1,779,561

Net Cash from investments activities	(54,164)	(80,724)	(31,637)	(32,358)	(13,697)	1,131,429

Increase (decrease) in cash and cash equivalents	14,266	70,323	6,325	(14,700)	(3,492)	64,289
Cash and cash equivalent – beginning of period	14,826	4,525	5,478	24,497	7,286	62,606
Cash and cash equivalent – end of period	29,092	74,848	11,803	9,797	3,794	126,895
	14,266	70,323	6,325	(14,700)	(3,492)	64,289

Marketletter 3Q16

IV.3 Financial Information and Result Analysis of Eletrobras Companies – 9M 2016  and 9M 2015

Company	Net Operating Revenue (R$ Million)		Operating Expenses (R$ Million)		EBITDA (R$ Million)		Financial Result (R$ Million)		Profit/Loss of Period (R$ Million)		Margin EBITDA (%)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Eletronorte	7,124	4,470	-2,676	-3,421	4,977	1,500	-27	-684	3,461	415	70%	34%
Chesf	11,567	2,772	-2,676	-2,709	9,046	131	32	587	5,928	603	78%	5%
Furnas	17,522	4,857	-3,226	-3,794	14,573	1,211	-728	-477	9,053	394	83%	25%
Eletronuclear	1,916	1,457	-5,490	-4,785	-3,277	-3,058	-307	-50	-3,984	-3,433	-171%	-210%
Eletrosul	2,738	1,182	-900	-943	1,857	42	-310	-194	889	-161	68%	4%
CGTEE	475	301	-555	-417	-25	-58	-317	-247	-396	-363	-5%	-19%
Amazonas GT	250	78	-469	-71	-172	0	-206	-48	-440	-40	-69%	0%

Company	Net Operating Revenue (R$ Million)		Operating Expenses (R$ Million)		EBITDA (R$ Million)		Financial Result (R$ Million)		Profit/Loss of Period (R$ Million)		Margin EBITDA (%)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
ED Acre	337	300	-389	-325	-39	-13	-70	-32	-121	-58	-12%	-4%
ED Alagoas	903	996	-1,094	-1,074	-164	-53	-115	-84	-307	-185	-18%	-5%
Amazonas D	2,021	2,388	-2,811	-2,869	-712	-402	-1,082	-873	-2,313	-1,422	-35%	-17%
ED Piauí	910	905	-1,233	-1,140	-294	-208	-155	-110	-478	-344	-32%	-23%
ED Rondônia	1,225	857	-1,253	-890	0	-6	-194	-118	-221	-151	0%	-1%
ED Roraima	210	181	-382	-271	-164	23	-56	-39	-228	-129	-78%	13%
Celg D	-	3,322	-	-3,462	-	-52		-743	0	-882	-	-2%

Marketletter 3Q16

IV.3.1 Financing and Loans – R$ Million

Financing and Loans

Local Currency (LC) +  Foreign Currency (FC)

Eletrobras Companies	Eletrobras (a)							Others Creditors (b)							Total (a+b)
	2017	2018	2019	2020	2021	2022	After 2022	2017	2018	2019	2020	2021	2022	After 2022
Eletronorte	312.92	259.67	234.76	242.02	235.65	222.05	1,028.53	327.16	326.67	221.27	192.04	196.00	200.60	1,215.03	5,214.37
Chesf	303.10	87.99	-	-	-	-	-	343.43	380.94	205.94	132.55	97.96	60.46	196.22	1,808.59
Furnas	855.00	483.00	457.00	478.00	500.00	318.00	885.00	1,110.00	1,909.00	1,151.00	603.00	399.00	398.00	1,075.00	10,621.00
Eletronuclear	296.98	146.72	138.11	138.11	138.11	119.55	578.90	3.55	87.00	179.14	191.89	203.96	216.38	5,153.88	7,592.29
Eletrosul	234.86	258.28	254.09	243.75	242.95	206.22	675.88	480.81	166.90	144.70	125.23	97.80	90.10	332.38	3,553.95
CGTEE	356.70	311.51	315.97	315.95	275.55	234.35	786.18	-	-	-	-	-	-	-	2,596.19
Amazonas GT	93.90	723.10	169.70	169.70	97.70	38.00	21.80	-	-	-	-	-	-	-	1,313.90
Itaipu Binacional (1)	132.36	550.87	587.28	626.47	668.71	296.53	58.25	229.87	957.34	1,021.35	1,090.09	1,163.94	1,240.15	444.70	9,067.91
ED Acre	46.75	45.86	45.42	42.79	34.17	27.12	10.99	-	-	-	-	-	-	-	253.10
ED Alagoas	262.00	188.00	165.00	120.00	115.00	69.00	45.00	2.00	2.00	2.00	2.00	-	-	-	972.00
ED Amazonas Energia	12.50	227.21	225.43	224.29	218.96	209.84	174.49	-	-	-	-	-	-	-	1,292.72
ED Piauí	440.24	108.82	75.04	60.99	28.55	12.49	498.62	7.93	4.88	4.88	4.88	4.88	4.88	18.31	1,275.39
ED Rondônia	4.51	19.33	174.44	165.42	156.50	98.04	78.77	-	-	-	-	-	-	-	697.01
ED Roraima	12.51	11.18	7.15	1.43	1.43	1.43	4.87	-	-	-	-	-	-	-	39.98

(1) Amounts in USD

Marketletter 3Q16

IV.3.2 Income Summary for The Generation and Transmission Companies

Eletronorte

Income Summary

The company presented, in the 3Q16, a result 247.7% higher than in the 3Q15, from a profit of R$ 224 million to a profit of R$ 779 million, mainly due to the factors described below.

Operating Income

Net Operating Income increased by 11%, from R$ 1,466 million to R$ 1,634, due mainly to the factors described below:

In generation:

The Sales Income decreased by 21.65% relative to the 3Q15, from R$ 988 million to R$ 774 million mainly due to energy sales decontracting (purchased for resale), with trading companies and distribution companies by 70.17% (942 average MW), causing a revenue loss by 71.48%, or R$ 304 million. This loss was partially offset by the increase in decontracted energy sales revenue in the short term.

The Supply revenues decreased by 1.67% relative to the 3Q15, from R$ 300 million to R$ 295 million, resulting from changes in contracts with the industries Albras and South 32 (formerly BHP Billiton), in the average value of 1,115 MW, since they are linked to foreign exchange rate and aluminum price variations on the international market (LME), among other features.

The Short-Term Energy Income (CCEE) increased by 19.49% in the 3Q16 relative to the 3Q15, from R$ 48 million to R$ 57 million, and the increase is primarily due to the decontracting of the sale of energy in the regulated environment, causing spare energy that has to be settled in the CCEE.

Income from Generation O&M increased by 29.11% in the 3Q16 relative to the 3Q15, from R$ 3 million to R$ 4 million, but the change is not relevant to the outcome of the period. Generation O&M income comes from the Coaracy Nunes plant that is received through fixed monthly quotas set in RAG by Aneel. This venture began to receive O&M income only after the interconnection of Amapá to the NIS in August 2015, causing the 3Q15 to present a lower accumulated balance (only 2 quotas) relative to the 3Q16, in which an outstanding balance consisting of 3 quotas is reflected, thus contributing to an uneven increase when the two quarters are compared.

In transmission:

O&M income from transmission lines under operation regime (transmission lines not yet renewed), increased by 169% relative to the 3Q15, from R$ 2.6 million to R$ 7 million, primarily due to the incorporation of the Linha Verde, as the company began to receive direct O&M revenue from the SPE.

O&M income relative to transmission lines renewed pursuant to Law 12,783/2016 increased by 6.5% in the 3Q16 relative to the 3Q15, from R$ 107 million to R$ 114 million, mainly because of the adjustment in July/2016.

The transmission investment return income increased by 427% relative to the 3Q15, from R$ 90 million to R$ 475 million, due mainly to to the increased by approximately R$ 100 million of financial asset value acknowledgment (RBSE) due to the approval of the evaluation report by ANEEL in October 2016, amounting to R$ 2.5 billion, at the base date of December 31st, 2012 and its restatement of financial assets pursuant to MME Ordinance 120/2016.

The Transmission Construction income reduced by 43% in the 3Q16 relative to the 3Q15, from R$ 82 million to R$ 47 million, with no effect on the outcome of the 3Q16, due to the registration of equivalent cost at the cost of construction.

Other Income increased by 6.09% in the 3Q16 relative to the 3Q15, from R$ 82 million to R$ 87 million, but the variation has no effect on the outcome of the period. This other income relates primarily to the receipt of income from maintenance and operation of the Belo Monte hydroelectric plant in the amount of approximately R$ 11 million.

Marketletter 3Q16

Operating Expenses

Operating Expenses decreased from R$ 941 million in the 3Q15 to R$ 866 million in the 3Q16, due mainly to the facts highlighted below:

Personnel, Supplies and Services Expenses increased by 2.2% in the 3Q16 relative to the 3Q15, from R$ 392 million to R$ 401 million, due mainly to the variations described below.

•         The Personnel expenses increased by 0.9% in the 3Q16 relative to the 3Q15, from R$ 316 million to R$ 319 million, and this variation was below inflation in the period, reflecting the efforts the Company is making to reduce the amount of overtime as one of the measures for cutting costs.

•         The Supplies expenses decreased by 30% in the 3Q16 relative to the 3Q15, from R$ 10 million to R$ 7 million, and this variation was due to costs for spare parts, which decreased from R$ 4.2 million to R$ 1.6 million.

•         The Services expenses increased by 13.6% in the 3Q16 relative to the 3Q15, from R$ 66 million to R$ 75 million, due to the renewal of the security, cleaning and conservation contract and to price changes resulting from annual update.

The Energy Purchased for Resale expenses increased by 149.29% relative to the 3Q15, from R$ 105 million (income) to R$ 52 million (expense), due mainly to the positive adjustment recorded in the 3Q15 arising from injunctions against overpayments regarding the GSF due to the hydrological crisis of 2015. In September 2015, Eletronorte recorded the return of the overpaid amounts. From the R$ 52 million recorded in the 3Q16, approximately R$ 16 million refer directed to the supply to Tucuruí and the difference is relative to the contract with the Corpoelec (Brazil/Venezuela line) to supply electricity to Boa Vista Energia, in the isolated system.

The Charges on Network Usage expenses increased by 10.3% relative to the 3Q15, from R$ 126 million to R$ 139 million, and the variation is due to the adjustment of the TUST occurred in July/2016.

Fuel Expenses decreased by 100% relative to the 3Q15, from R$ 21 million to R$ 0 million, due mainly to the interruption of thermal generation at the Santana thermal plant after the interconnection of Amapá to the NIS in 2015, which eliminated the need for purchasing energy with the Fuel Consumption Account (CCC) to supply the state.

The Remuneration and Reimbursement expenses (use of water resources) decreased by 43%, from R$ 44 million to R$ 25 million, due to lower generation income. The expense relative to the use of water resources is proportional to the power generation which was much lower than in the 3Q15.

Operating Provisions decreased by 99.30%, from R$ 266 million to R$ 2 million, due mainly to the effect caused the 3Q15 a change of risk classification evaluation, which changed from possible to probable a compensation claim regarding reimbursement of amounts paid to the company Albrás Alumínio Brasileiro S.A. pursuant to obligations under insurance contracts, in the amount of R$ 236 million, which generated increased spending in that quarter of 2015. In the 3Q16 there was acknowledgment of R$ 18 million relative to TFHR - the Pará rate. The balance of the total provision for the Pará rate is R$ 517 million. Moreover, in the 3Q16, there was value reversal on an expropriation process in Balbina in the amount of R$ 23 million.

The Other Expenses recorded an increase by 425% relative to the 3Q15, from R$ 16 million to R$ 84 million due mainly to expenses incurred by the Santarém and Araguaia HPP's, whose equipment rentals cost is paid by Eletronorte. The amount of costs for equipment rental in the 3Q16 was R$ 56 million and they were contracted on an urgent basis to meet the load demands issued by the NSO. In 2015 there was no such operation.

Marketletter 3Q16

Financial Result

The Financial Investments Income decreased by 49%, from R$ 42 million to R$ 21 million, due mainly to proceeds from redemptions to pay the Company's liabilities as contributions to the Belo Monte Transmissora de Energia SPE S.A., the Companhia Energetica Sinop and Norte Energia S.A., which amounted to R$ 964 million in 2016.

The Debt Charges increased by 1.8%, from R$ 166 million to R$ 169 million, but the variation is not relevant to the outcome of the period.

The Moratorium Increase on energy sold reached 1,217.22%, from R$ 3 million (expense) to R$ 36 million (income) due mainly to an upgrade of credits owed by Boa Vista Energia S.A.. In 2015, there was a reversal of interest acknowledged on loans of the Companhia de Eletricidade do Amapá, in the amount of R$ 11 million.

The Non-current Foreign Exchange variations decreased by 94.6%, from R$ 169 million to R$ 9 million due mainly to the negative variation of the dollar, which in 3Q15 increased by 26,11% and in the 3Q16 by 0.62%, which impacts the contract with Eletrobras, with funds from the IDB, in the amount of R$ 395 million.

The Net Monetary Variations decreased by 28%, from and expense of R$ 50 million to an income of R$ 36 million, due mainly to the acknowledgment of update (income) of CERON credits totaling R$ 75 million in the 3Q16. The credits began to be updated as of November 2015 and caused the expenses to decrease.

The Derivatives Losses and Gains Account changed by 44%, from an expense of R$ 27 million to an expense of R$ 15 million, due mainly to the aluminum value on the London Metal Exchange (LME), used as a parameter in the calculation for bilateral contracts with aluminum producers [1] and to the gain recorded in the 3Q16 relative to debentures [2] issued by then existing SPE Estação Transmissora de Energia S/A, which was incorporated by Eletronorte.

Other Financial Income/Expenses recorded a variation by 13.08%, from R$ 9 million (expense) to R$ 7 million (expense), but the change is not relevant to the outcome of the period and refers especially the discounts obtained in the period in the amount of R$ 7 million relative to the advance payment to Eletrosul due to the acquisition of equity interest in Norte Brasil and Construtora Integração.

[1] In 2004, Eletronorte entered into long-term contracts for the supply of electricity to two of its main customers: the Consórcio de Alumínio do Maranhão - Alumar, formed by companies BHP Billiton, Alcoa and Alumínio Brasileiro S.A. - Albras. Part of these long-term contracts revenue is associated with the payment of a premium linked to the international price of aluminum, quoted on the London Metal Exchange (LME), as a basic asset for purposes of establishing the monthly values of the premium. The premium is considered an embedded derivative because its pricing is derived from the price of aluminum which is defined in this case as the basic asset, also known as the underlying asset. The calculation of the premium for these contracts includes the concept of cap and floor band, relative to the aluminum price quoted on the LME. The maximum and minimum price of LME is limited to US$ 2,773.21/ton and US$ 1,450/ton, respectively. Since the premium is associated with the commodity price of aluminum on the LME, one can assign a fair value to these contracts. The amount of aluminum in LME closed quoted in the period at US$ 1,603.81/ton, representing an increased by 7.25% relative to December 2015, when the commodity price reached US$ 1,495,35/ton. In contrast, in the same period of analysis, there was an appreciation of the Real against the US dollar, with the consequent negative variation on the pricing of the embedded derivative. The gain on embedded derivatives operation in September 2016, was R$ 76.2 million.

[2] The Estação Transmissora de Energia S.A., formerly an Eletronorte investee, which was incorporated on March 31st, 2014, signed a debenture issuing contract in June 2011, with Banco da Amazonia S.A. (BASA), which manages the resources of the Fundo de Desenvolvimento da Amazônia (FDA), with a fundraising goal for implementation of the rectification station project and grounding of the collector substation. The contract has a clause concerning the possibility of conversion of these debentures at the discretion of SUDAM, limited to 50% of the issued debentures. According to the evaluation of the Company, one can assign a value to the amount that would be assigned to SUDAM should this conversion take place, and for these reasons there is the identification of an embedded derivative in the contract. The gain on this derivative transaction was R$ 30.3 million in the 3Q16.

Marketletter 3Q16

The Indemnities Remuneration decreased by 100%, from R$ 6 million to R$ 0 million, mainly due to the full payment of the of the credits relative to the 1st tranche of non-depreciated and unamortized assets of concessions renewed pursuant to Law 12,783/2013.

Shareholders’ Equity

The result of shareholders’ equity increased by 122%, from an income of R$ 73 million to an income of R$ 162, influenced mainly by the equivalence acknowledgment in the Norte Brasil S.A and Manaus Transmissora, amounting to R$ 133 million and R$ 50 million, respectively. These increases are related to the restatement of the financial assets in the SPEs, which occurred in July.

Income Tax and Social Contribution

The provision for Income Tax and Social Contribution changed from an income of R$ 1 million in the 3Q15 to an expense of R$ 45 million in the 3Q16. The reduction in expenses with current IT and SC is due to decreased taxable income reported by the Company, primarily due to the exclusion of RBSE revenue in LALUR - Book of Calculation of Taxable Income. As for the deferred tax and social contribution, the change was from a revenue of R$ 46 million to a deferred expense of R$ 42 million due to the provision arising from the acknowledgment of the financial asset on the RBSE in the period. The reduction of the tax incentive is due to the exclusion of RBSE revenue from the calculation of the operating profit, which reflects the determination of the tax incentive.

R$ thousand

	3Q16	3Q15
Current Income Tax and Social Contribution	(21,793)	(3,775)
Deferred Income Tax and Social Contribution	(42,025)	46,003
Revenue from tax incentives	18,665	(41,243)
Total	(45,153)	985

Marketletter 3Q16

Chesf

Income Summary

The Company presented the 3Q16 the result 8.7% higher than that recorded in the 3Q15, from a profit of R$ 176 million in the 3Q15 to a profit of R$ 191 million in the 3Q16, mainly due to the factors described below.

Operating income

Net operating revenue increased by 30% from R$ 948 million in the 3Q15 to R$ 1,229 million in the 3Q16, due to the following factors:

In generation:

The Sales revenue presented in the 3Q16 an increase by 5.9% compared to the 3Q15, from R$ 35.5 million in the 3Q15 to R$ 37.6 million in the 3Q16, due mainly to the change in the Free Contracting Environment contracts - ACL.

The Sales Income presented in the 3Q16 a reduction by 38.8% compared to the 3Q15, from R$ 372 million in the 3Q15 to R$ 227 million in the 3Q16, due mainly to changes to the terms contracted sales to northeastern industries, as established pursuant to Law 13,182/2015, which guaranteed a special condition for renewal of the Sobradinho hydroelectric plant concession that was more favorable than those established pursuant to Law 12.783/2013, however different from the conditions held until July 2015.

The Short-term Energy income (CCEE) presented in the 3Q16 an increase by 160% compared to the 3Q15, from an expense of R$ 21 million in the 3Q15 ton an income of R$ 12 million in the 3Q16, due to, mainly, the effect of GSF in the 3Q15.

The Generation Construction income decreased by 92% compared to the 3Q15, from R$ 1.7 million in the 3Q16 to R$ 22 million in the 3Q15, mainly due to investments in renewable plants without effect on the outcome because there is equivalence in the construction expense account.

Generation O&M income presented in the 3Q16 an increase by 22.5% compared to the 3Q15, from R$ 287.5 million to R$ 352.1 million, due mainly to to the adjustment of the RAG in July 2016.

In Transmission:

O&M Income from transmission lines under operation regime (not yet renewed) presented in the 3Q16 an increase by 53% compared to the 3Q15, from R$ 13 million in the 3Q15 to R$ 20 million in the 3Q16, mainly due to the annual adjustment of the RAP, and reinforcements in the transmission system.

O&M Income from transmission lines renewed pursuant to Law 12,783/2016 presented in the 3Q16 an increase by 7.3% compared to the 3Q15, from R$ 219 million in the 3Q15 to R$ 235 million in the 3Q16, mainly due to the annual adjustment of the RAP.

Income from the return on transmission investment presented in the 3Q16 an increase by 6,600% compared to the 3Q15, from R$ 6 million in the 3Q15 to R$ 402 million in the 3Q16, due mainly to the update, in the amount of R$ 382.5 million, of the financial assets of transmission resulting from the acknowledgment of receivables that became part of the regulatory asset base of unamortized and/or depreciated assets existing on May 31st, 2000, RBSE pursuant to MME Ordinance 120/2016.

The Transmission Construction income decreased by 39% compared to the 3Q15, from R$ 198 million in the 3Q15 to R$ 120 million in the 3Q16, due mainly to the works in the transmission system without effect on the outcome because there is equivalence in the construction expense account.

Marketletter 3Q16

Other Income

Other Income presented in the 3Q16 an increase by 162% compared to the 3Q15, from R$ 5.2 million in the 3Q15 to R$ 13.6 million in the 3Q16, mainly due to the increased income from engineering services, such as deployment, operation and maintenance services, among others.

Operating Expenses

Operating Expenses in the 3Q16 a decrease from R$ 927 million in the 3Q15 to 814 million in the 3Q16, mainly due to the following factors.

Personnel, Supplies and Services expenses presented in the 3Q16 an increase by 3.3% compared to the 3Q15, from R$ 319 million to R$ 329 million, mainly due to the following variations:

•         The Personnel expenses increased by 5.4% compared to the 3Q15, from R$ 255 million in the 3Q15 to R$ 269 million in the 3Q16, mainly due to the effects of the Collective Bargaining Agreement, in the amount of R$ 13.0 million.

  The Supplies expenses decreased by 8% compared to the 3Q15, from R$ 6.5 million in the 3Q15 to R$ 6.0 million in the 3Q16, due mainly to the decrease in the consumption of transport fuel and lubricants.
  The Service expenses decreased by 6% compared to the 3Q15, from R$ 57 million in the 3Q15 to R$ 54.0 million in the 3Q16, due mainly to reduced consulting and auditing services.

The Energy Purchased for Resale expenses decreased by 22% compared to the 3Q15, from R$ 97 million in the 3Q15 to R$ 76 million in the 3Q16, mainly due to related settlement adjustments in the CCEE in 2015, due to the effects of the GSF.

The Network Usage Charges expense presented in the 3Q16 an increase by 11% compared to the 3Q15, from R$ 160 million in the 3Q15 to R$ 177 million in the 3Q16, mainly due to changes in revenue from transmission utilities.

The Fuel expenses decreased by 100.0% compared to the 3Q15, and recorded the amount of R$ 27 million in the 3Q15, without comparison in the 3Q16, mainly due to the interruption of operation of Camaçari.

Operating Provisions presented in the 3Q16 an increase by 109% compared to the 3Q15, from R$ 81 million in the 3Q15 to R$ 169 million in the 3Q16, due, mainly to the recording of provision for impairment arising from uncertainties associated with the construction of Casa Nova I Wind Farm, and consequent unpredictability of entry into operation. Expenses Compensation and Reimbursement (use of water resources) presented in the 3Q16 an increase by 16% compared to the 3Q15, from R$ 2.1 million to R$ 2.5 million, mainly due to the variation of the balance of CFURH which is based on volume of electric power generation.

The Other Expenses recorded in the 3Q16 increased by 332% compared to the 3Q15, from an income of R$ 10 million in the 3Q15 to an expense of R$ 41 million in the 3Q16, due mainly to increase in post-employment benefits and reduction in cost recovery.

Financial Result

The net financial result changed from an income of R$ 112 million in the 3Q15 to an expense of R$ 17 million, mainly due to the following factors:

The Financial Investments Income decreased by 66% compared to the 3Q15, from R$ 37.2 million in the 3Q15 to R$ 12.6 million in the 3Q16, due mainly to changes in investments and redemptions of treasure bonds.

Marketletter 3Q16

The Debt Charges presented in the 3Q16 an increase by 41% compared to the 3Q15, from R$ 37 million in the 3Q15 to R$ 52 million in the 3Q16, mainly due to new financing and loans in the period, with Caixa Econômica Federal, Eletrobras and BNDES, for working capital and investments.

The arrears on purchased or sold energy changed from an income of R$ 21 million to an income of R$ 22 million, with no significant variation.

The Net monetary variations presented in the 3Q16 an increase by 458.1% compared to the 3Q15, from a positive exchange variation of R$ 4.3 million in the 3Q15 to positive exchange variation of R$ 24 million in the 3Q16, due, mainly, to the increase in monetary variation on energy sold.

Other Financial Income decreased by140% compared to the 3Q15, from an income of R$ 23 million in the 3Q15 to an expense of R$ 10 million in the 3Q16, due mainly to reduced judicial deposits.

The Indemnities Remuneration decreased by 100% compared to the 3Q15, from R$ 73 million to R$ 0 million, mainly due to the full payment of the of the 1st tranche loans of non-depreciated and unamortized assets relative to concessions renewed pursuant to Law 12,783/2013.

Shareholders’ Equity

The result of the equity account presented in the 3Q16 a 22% reduction from R$ 58 million in the 3Q15 to R$ 45 million in the 3Q16, influenced by the result in the investees, with the highlight on Norte Energia S.A., which showed a negative variation due to resubmission of its financial statements, partially offset by the result of the IE Madeira and Manaus Transmissora, which showed an increase in profit resulting from the correction of their respective RAPs.

Income and social contribution tax

The provision for income tax and social contribution increased from an expense of R$ 15 million in the 3Q15 to an expense of R$ 116 million, impacted by higher deferred taxes in the 3Q16, mainly by the effect of accounting of Basic Grid, Existing Services (RBSE).

             R$ thousand

	3Q16	3Q15
Current Income Tax and Social Contribution	12,811	(26,031)
Deferred Income Tax and Social Contribution	(130,125)	524
Revenue from tax incentives	1,515	10,501

Marketletter 3Q16

Furnas

Income Summary

The company presented, in the 3Q16, a result 212% higher than in the 3Q15, from a profit of R$ 187 million to a profit of R$ 583 million, mainly due to the factors described below.

Operating Income

Net Operating Income increased by 17.3%, from R$ 1,790 million to R$ 2,100, due mainly to the factors described below:

In generation:

Sales income decreased by 15.02% compared to the 3Q15, from R$ 1,037 million to R$ 881 million due mainly to the change in procurement in the Free Trading Environment for non-final consumers and to the decrease in energy sold to distribution companies in the ACR environment because of the Compensation Mechanism for Surplus and Deficits.

The supply revenues decreased by 100% compared to the 3Q15, from R$ 4 million to $ 0.00 due to the lack of supply in the period.

The Short-Term Energy Revenues (CCEE) decreased by 52% compared to the 3Q15, from R$ 248 million to R$ 118 million, mainly due to the positive effect of injunctions obtained under the GSF in the period and to the variation of the PLD of the periods compared.

O&M revenues relative to transmission lines renewed pursuant to Law 12,783/2016 increased by 14% in the 3Q16 relative to the 3Q15, from R$ 189 million to R$ 215 million, mainly because of the adjustment in July/2016.

The Generation Construction revenues increased by 526.05% compared to the 3Q15, from R$ 15 million to R$ 91 million, due mainly to the variation in the Corumbá, Funil, Furnas, LCB Carvalho, Marimbondo and Puerto Colombia HPP's, with no effect due to the equivalence in the construction expense account.

In transmission:

O&M Income from of transmission lines under operation regime (not yet renewed), presented in the 3Q16 an increase by 20% compared to the 3Q15, from R$ 8 million to R$ 9.6 million, mainly due to RAP update provided for in the contracts.

O&M Income from renewed transmission assets increased by 15% compared to the 3Q15, from R$ 275 million in the 3Q15 to R$ 296 million in the 3Q16, mainly because of the update of the RAP on the Contract 062.2001.

Income from return on transmission investment increased by 1,310.96% compared to the 3Q15, from R$ 51 million to R$ 719 million, mainly due to the restatement of RBSE in the amount of R$ R$ 666 million, pursuant to MME Ordinance 120/2016.

The Transmission Construction revenues decreased by 130.08% compared to the 3Q15, from R$ 167 million to an expense of R$ 50 million, due mainly to the reclassification and adjustments in the financial asset items of Contract 062.2001, other contracts and in the SPE Trans Energia Goiás, with no effect on the result for having equivalence in construction expense account.

Other Income

Other Income decreased by 45.4% relative to the 3Q15, from R$ 11 million to R$ 16 million, due mainly to the increase in revenues from services rendered.

Marketletter 3Q16

Operating Expenses

Operating Expenses decreased in the 3Q16, from R$ 1,314 million to R$ 1,037 million, due mainly to the factors described below:

Personnel, Supplies and Services Expenses decreased by 12%, from R$ 550 million to R$ 484 million, due mainly to the variations described below:

•         The Personnel expenses decreased by 15%, from R$ 331 million to R$ 282 million, mainly due to lower expenses with labor complaint. It should be noted that the 3Q16 is influenced by the effects of the collective bargaining agreement that established an adjustment by 5% (five percent) in the period as of May 1st, 2016 to September 14th, 2016, and by 9.28% (nine point twenty-eight percent), on the salary scale of April 30th, 2016, but as of September 15th, 2016;

•         The Supplies costs increased by 33%, from R$ 9 million to R$ 12 million, due mainly to consumption of operation and maintenance materials in the generation and transmission facilities.

•         The Services expenses decreased by 9.79% compared to the 3Q15, from R$ 210 million to R$ 190 million, due mainly to the reduction in the following services: a) international freight; b) travel expenses abroad; c) gas; d) printing services; e) maintenance and repair of vehicles; f) maintenance of teleprocessing stations; g) courses and training; and h) outsourced labor.The variation in the cost of service amounts to R$ 21 million relative to Furnas and the variation of the consolidated SPE's Trans Goiás, Energia dos Ventos 08 to 09 and Services.

The Energy Purchased for Resale expenses decreased by 30%, from R$ 199 million to R$ 139 million, due mainly to the decrease in short-term energy purchase from the CCEE.

The Charges on Network Usage expenses increased by 7.3%, from R$ 122 million to R$ 131 million, due mainly to the monetary adjustment.

The Fuel Expenses decreased by 24.23%, from R$ 128 million to R$ 97 million, due mainly to the reduction in the generation of the Santa Cruz thermal plant.

The Remuneration and Reimbursement Expenses (use of water resources) increased by 96%, from R$ 24 million to R$ 47 million, due mainly to change in the CFURH balance that is based on volume of electric power generation.

The Operating Provisions increased by 144%, from R$ 9 million to R$ 22 million, mainly due to the increase in risk provisions with tax, labor and civil lawsuits in the amount of R$ 54 million, increase in the allowance for loan losses in the amount of R$ 8 million and creation of impairment in SPE Trans Energia Goiás in the amount of R$ 19 million, partially offset by the partial reversal of impairment provision in the amount of R$ 3 million as a result of investigation findings in Simplicio, which was reclassified as losses under other Operating Expenses, loss allowance reduction in the sale of stake in SPE in the amount of R$ 65 million and reduced provision for capital deficiency in SPE's in the amount of R$ 31 million.

The Other Expenses increased by 16.33%, from R$ 46 million to R$ 54 million, due mainly to the increase in the balance relative to GSF insurance in the amount of R$ 21 million, Recovery of expenses in the amount of R$ 19 million, medical and hospital reimbursement in the amount of R$ 1.5 million and bank guarantee in the amount of R$ 3.5 million. In addition, this account has been affected by the investigation findings in Simplicio, in the amount of R$ 3 million.

Financial Result

The net financial result increased from an expense of R$ 336 million in the 3Q15 to an expense of R$ 272 million, mainly due to the following factors:

Marketletter 3Q16

Revenues from Financial Investments decreased by 44%, from R$ 41 million to R$ 23 million, due mainly to the reduction in the balance of the amount invested in the period.

The Loans and Financing Revenue increased by 13%, from R$ 15 million to R$ 17 million, due mainly to the capitalization of unpaid interest on the contract with the National Treasury (Law 8,727).

The Debt Charges increased by 19%, from R$ 243 million to R$ 289 million, due mainly to the growing balance in the Loans and Financing account.

The Moratorium Increase on energy sold increased by 200%, from R$ 1 million to R$ 3 million due mainly to update of credits on power sales.

The Non-Current Foreign Exchange Rate Variation decreased by 95%, from an expense of R$ 148 million to an expense of R$ 7 million due, mainly, to the reduction in the exchange rate on long-term foreign currency loans with the IDB (dollar: 3.05% in the 3Q15 and 1.13% in the 3Q16) and Eximbank (Yen: 30.50% in the 3Q15 and 2.69% in the 3Q16).

The Net Foreign Exchange Rate Variation changed by 110.19%, from an expense of R$ 5 million to an income of R$ 0.5 million, mainly due to fluctuations in interest rates (SELIC, IPCA, TJLP). In addition, there was an increase in monetary restatement income on Loans granted in the amount of R$ 5 million and monetary variation on judicial deposits amounting to R$ 0.9 million.

The Other Financial Income/Expenses changed by 43%, from an expense of R$ 35 million to an expense R$ 20 million, due mainly to the increase of receipt by Furnas of payment of contractual fines in the amount of R$ 9 million.

The Indemnities Remuneration decreased by 100%, from R$ 38 million to zero, due mainly to the termination, in December 2015, of the credits for the 1st tranche of compensation for the concessions renewed pursuant to Law 12,783/2013.

Equity Interest

The result of shareholders’ equity account decreased by 45%, from R$ 75 million to R$ 41 million, influenced by the increase in the equity in the following companies: Chapecoense R$ 15 million, Madeira R$ 35 million, IE Madeira R$ 37 million, Transenergia Renovável R$ 40 million and a reduction in the following companies: Serra do Facão R$ 82 million, Goiás Transmissão R$ 55 million and MGE Transmissão R$ 36 million.

Income Tax and Social Contribution

The provision for Income Tax and Social Contribution increased from an expense of R$ 27 million to an expense of R$ 249 million, influenced by the increase in deferred taxes by 100% in the 3Q16 compared to the 3Q15, mainly influenced by the effect of accounting the Existing Basic System Network (RBSE).

R$ thousand.

               R$ thousand

	3Q16	3Q15
Current Income Tax and Social Contribution	(23,606)	(27,393)
Deferred Income Tax and Social Contribution	225	-
Revenue from tax incentives	-	-

Marketletter 3Q16

Eletronuclear

Income Summary

The company presented, in the 3Q16, a net result 101%  higher than in the 3Q15, from a loss of R$ 3.4 billion to a profit of R$ 42 million, due mainly to the factors described below.

Operating Income

In generation:

The Sales income increased by 31% relative to the 3Q15, from R$ 486 million to R$ 639 million, due to mainly the provision for the variable portion of the income[1], corresponding to its single Cash Generating Unit Angra 1 and 2. This amount represents the excess or lack of energy sold relative to the assured energy of the cash generating unit and it is evaluated annually. In 2016 it recorded a positive value, whereas in 2015 it recorded a lower value.

 Operating Expenses

Operating Expenses decreased by 84% in the 3Q16 relative to the 3Q15, from R$ 3.9 billion to R$ 503 million, due mainly to the factors described below.

The Personnel, Supplies and Services Expenses decreased by 11% relative to the 3Q15, from R$ 305 million to R$ 271 million, due mainly to the variations described below.

•         The Personnel expenses decreased by 29% in the 3Q16 relative to the 3Q15, from R$ 210 million to R$ 150 million, due mainly to the reduction of staff as a result of the voluntary redundancy program finalized in December 2015. In relation to the collective bargaining agreement in 2015, the company offered 8.17% effective on 05.01.2015. In 2016, it offered 5% with effect as of May 2016, and 4.07% (9.28% relative to April 2016) effective as of 09.15.2016.

•         The Supplies expenses increased by 13.5% relative to the 3Q15, from R$ 11.8 million to R$ 13.4 million, due mainly to the scheduled production stoppage at the Angra I nuclear plant.

•         The Services Expenses increased by 29% relative to the 3Q15, from R$ 83 million to R$ 107 million, due mainly to contracted services during the scheduled stoppage at the Angra I nuclear plant.

The Charges on Network Usage expenses increased by 14% compared to the 3Q15, from R$ 22 million to R$ 25 million, due mainly to the adjustment of the amounts charged for the use of the network.

The Fuel expenses increased by 17% compared to the 3Q15, from R$ 71 million to R$ 83 million, due mainly to fact that nuclear fuel consumption is directly linked to the power plants production each quarter. At times of stoppage for nuclear fuel exchange, energy production is reduced and consequently the consumption of this raw material also decreases.

Operating provisions decreased by 104% in the 3Q16 compared to 3Q15, from a provision of R$ 3.4 billion to a reversal of R$ 140 million, mainly due to the recording of provision for Impairment of Angra 3 in the 3Q15. In the 3Q16, there was an increase in property, plant and equipment in Angra 3 of R$ 299 million, which was fully provisioned as impairment, as a result of which there was a reversal of an onerous contract at the same amount (realization of onerousness). In addition, there was a reversal of R$ 141 million of impairment relative to the investigation findings at Angra 3, which were written off as other operating expenses.

[1] The revenue from Angra I and Angra II plants consists of two parts: FIXED REVENUE approved by Aneel, which corresponds to an amount of assured energy (contracted), and VARIABLE REVENUE, which corresponds to the sale of the amount of  energy supplied above or below the assured one. When it is positive, the exceeding amount is invoiced to the distribution companies at the rate of 50% of the average PLD of the year. When the supply is lower, it is returned at the rate of 100% of the average PLD of the year.

Marketletter 3Q16

Other Expenses decreased by 40% relative to the 3Q15, from R$ 39.7 million to R$ 24 million, due mainly to the effect of taxes in the 3Q15, since, in 2015, the 2014/2015 property tax was paid to the Municipality of Angra dos Reis, in the amount of R$ 11.4 million, due to the chargeback to the 2014 and 2015 periods, in view of the regularization of new buildings included in the PMAR base. This account was influenced by the write-off of Angra 3's investigation findings, in the amount of approximately R$ 141 million, and an operating provision reversed at the same amount.

Financial Result

The Financial Investments Income decreased by 27% in the 3Q16 relative to the 3Q15, from R$ 1.4 million to R$ 1 million, due mainly to the need for redemption for liabilities payment, as the share of own resources participation in the construction of the Angra 3 plant.

The Debt Charges increased by 104% in the 3Q16 relative to the 3Q15, from R$ 13.4 million to R$ 27.4 million, due mainly to the recording of debt renegotiation commission with BNDES, for reevaluation the maturity of the debt service of the financing of the works of the Angra 3 Nuclear Power Plant, due to the postponement of the start of operation of the plant.

The Net Foreign Exchange Rate Variations decreased by 47.34% in the 3Q16 relative to the 3Q15, from a negative variation in the amount of R$ 28.6 million to R$ 15 million, due mostly to the reduction of the volume of supplies in foreign currency as well as to the fall of the exchange rate in the second quarter.

The Net Monetary Variations increased by 80.72% in the 3Q16 relative to the 3Q15, from a negative exchange variation of R$ 8.2 million to a negative exchange variation of R$ 15 million, mainly due to the recording of monetary variation on the BNDES financing.

Other Financial Income decreased by 94.01% in the 3Q16 relative to the 3Q15, from R$ 101 million to R$ 6 million, mainly due to the reduction in the income from the decommissioning fund.

Marketletter 3Q16

Eletrosul

Income Summary

The company's result presented a variation by 90% relative to the result of the 3Q15, from a loss of R$ 163 million in the 3Q15 to a loss of R$ 17 million in the 3Q16, due mainly to the factors described below.

Operating Income

Net Operating Income increased by 20.5% relative to the 3Q15, from R$ 414 million in the 3Q15 to R$ 499 million in the 3Q16, due mainly to the factors described below.

 In generation:

The Sales revenues increase by 51% compared to the 3Q15, from R$ 85 million to R$ 128 million, mainly due to the entry into operation of new wind farms, which took place as of December 2015, and the adjustment of contractual prices.

The Short-Term Energy revenues (CCEE) decreased by 6.2% compared to the 3Q15, from R$ 64 million to R$ 60 million, due mainly to the reduction of the Settlement of Differences Price - PLD.

Eletrosul has not renewed plants pursuant to Law 12,783/2013 and therefore has no O&M income in generation.

In transmission:

The Income from transmission lines O&M under operating regime (ie not yet renewed) increased by 24% compared to the 3Q15, from R$ 27 million to R$ 34 million, mainly due to the value adjustment of the RAP for the 2016/2017 cycle, adjustments related to the variable portion and system apportionments and the entry into operation of new authorized assets in the existing concession contracts.

The Income from transmission lines O&M increased by 1.0% compared to the 3Q15, from R$ 152 million to R$ 153.3 million due mainly to adjustment in the value of RAP for the 2016/2017 cycle relative to the variable portion and system apportionment.

The income from return on transmission investment increased by 157% compared to the 3Q15, from R$ 47.6 million to R$ 122 million, mainly due to the credit update on the Basic Grid, Existing Services (RBSE).

The Transmission Construction income presented in the 3Q16 a decrease by 51% compared to the 3Q15, from R$ 68 million to R$ 33 million, due mainly, in 2016, to reduced spending on construction-related work with concession agreement 001/2009, without effect on the result due to equivalence in the construction expense account.

Other Income

Other income showed no variation between the 3Q16 and the 3Q15, remaining at R$ 14 million. This income is relative primarily to rendering of services to third parties.

Operating Expenses

Operating Expenses increased in the 3Q16, from R$ 327 million in the 3Q15 to R$ 333 million in the 3Q16, due mainly to the factors described below.

The Personnel, Supplies and Services Expenses increased by 3%, from R$ 135 million to R$ 139 million, due mainly to the variations described below:

•         Personnel expenses increased by 5.13% compared to the 3Q15, from R$ 1,013 million to R$ 106.5 million, due mainly to salary adjustment in the 3Q16. The increase was below the IPCA (9.28%), whereas there was a partial adjustment of 5% retroactive to base date May/2016, with the inflation difference (4.28%) paid only as of mid-September without retroactivity;

Marketletter 3Q16

•         The Supplies expenses decreased by 23% relative to the 3Q15, from R$ 3.5 million to R$ 2.7 million, due mainly to the management in the use of resources.

•         The Services Revenues decreased by 0.6% relative to the 3Q16, from R$ 30.2 million to R$ 30 million, showing no significant variation between the quarters.

The Energy Purchased for resale expense decreased by 1 % relative to the 3Q15, from R$ 60.7 million to R$ 60 million, showing no significant variation between quarters. In the third quarter 2016 it amounted to an expense of approximately R$ 2.6 million inherent in the GSF.

The Charges on Network Usage expenses increased by 46.36%, from R$ 4.5 million to R$ 6.6 million, due mainly the adjustment of the EUST and the EUSD over the same period of 2015 and the entry into operation of new projects of wind generation.

The Remuneration and Reimbursement expenses (use of water resources) decreased by 3.1%, from R$ 3.2 million to R$ 3.1 million, with no significant variation.

Operating Provisions increased by 555.75% relative to the 3Q15, from R$ 5.1 million to R$ 33.5 million, due mainly to the increase in expenses with labor provisions and impairment of the SHU Santo Cristo.

The Other Expenses recorded a decrease by 61.97% compared to the 3Q15, from R$ 21.8 million to R$ 8.3 million, due mainly to accounting in the 3Q15 of adjustments from the sale of assets to Eletronorte, which did not occur in the 3Q16. Also, there was a recording of hydrologic risk premium (GSF) in the quarterly amount of R$ 0.5 million.

Financial Result

The net financial result changed from an expense of R$ 112 million in the 3Q15 to an expense of R$ 125 million, mainly due to the following factors:

Revenues from Financial Investments decreased by 1.8% relative to the 3Q15, from R$ 9.3 million to R$ 9.2 million, due to redemptions of investments for payment of the Company’s obligations with contracted projects and contributions in investees.

The Debt Charges increased by 40.61% compared to the 3Q15, from R$ 89.6 million to R$ 126.0 million, due mainly to the increase in the outstanding balance of loans and financing of new resulting from funding and charges generated due to unamortized debt.

The current and non-current foreign exchange rate variation changed by 89%, from an expense of R$ 58 million in the 3Q15 to an expense of R$ 6.3 million due mainly to a reduction of the Euro.

The Net monetary variations presented in the 3Q16, a decrease by 32% compared to the 3Q15, from an expense of R$ 10.6 million to an expense of R$ 7.2 million.

The Other Income/Financial Expenses recorded in the 3Q16 changed by 71% compared to the 3Q15, from an income of R$ 24 million to an income of R$ 7 million due mainly to increase in financial expenses resulting from discounts granted in negotiations for the sale of assets to Eletronorte (R$ 4.5 million in the 3Q16), charges generated by delays in investments in investee ESBR and charges generated by the delay with the SPE’s suppliers, Hermenegildo I, II and III, and Chui IX.

The Indemnities Remuneration decreased by 100%, from R$ 13.2 million to zero, due mainly to the termination, in December 2015, of the credits for the 1st tranche of compensation for the concessions renewed pursuant to Law 12,783/2013.

Marketletter 3Q16

Equity Interest

The result of the shareholders’ equity decreased by 71.81% compared to the 3Q15, from an expense of R$ 142 million in the 3Q15 to an expense of R$ 40 million in the 3Q16, influenced by decreases of established losses, in the 3Q16,  from the SPE’s Chui Holding, ESBR, Livramento Holding, Santa Vitoria Holding and Teles Pires Participações.

Income Tax and Social Contribution

The provision for Income Tax and Social Contribution increased from an income of R$ 4.5 million in the 3Q15  to an expense of R$ 17.2 million, influenced by the increase in deferred taxes by 135.76% in the 3Q16 compared to the 3Q15, mainly influenced by the effect of accounting for the Basic Grid, Existing Service (RBSE).

R$ thousand

	3Q16	3Q15
Current Income Tax and Social Contribution	19,123	19,947
Deferred Income Tax and Social Contribution	(36,376)	(15,429)
Revenue from tax incentives	-	-

Marketletter 3Q16

CGTEE

Income Summary

The company presented, in the 3Q16, a net result 18% lower than in the 3Q15, from a loss of R$ 71 million in the 3Q15 to a loss of R$ 84 million in the 3Q16, due mainly to the factors described below.

Operating Income

In generation:

The Sales income increased by 88% compared to the 3Q15, from R$ 140 million in the 3Q15 to R$ 263 million in the 3Q16, mainly due to extra revenue from the 1st auction, obtained in the 3Q16, with reassessment of the physical guarantee of Candiota IIII - Phase C, which changed from 262MW came to 292 MW, pursuant to Lawsuit 5000593-10.2015.4.04.7100, with a R$ 110 million income inflow in the 3Q16.

Other Income:

Other income decreased from R$ 1 million to R$ 0.8 million.

Operating Expenses

Operating Expenses increased in the 3Q16 compared to the 3Q15, from R$ 114 million to R$ 213 million, mainly due to the spending on power purchase and reduced fuel reimbursement, as follows:

Personnel, Supplies and Services Expenses decreased by 1.5% relative to the 3Q15, from R$ 73 million to R$ 72 million, due mainly to the variations described below:

• Personnel expenses decreased by 6.7%, from R$ 37 million in the 3Q15 to R$ 34 million, due mainly to the dismissal of 22 employees hired for committee positions;

• The Supplies expenses increased by 10.3%, from R$ 22.4 million to R$ 24.7 million, due to increased lime consumption in the desulfurization process.

• The Services expenses decreased by 7%, from R$ 14 million to R$ 13 million, due to the outsourced personnel reduction effort in continuing service contracts.

The Energy Purchased for Resale expenses increased by 1,580%, reaching an expense of R$ 80 million in the 3Q16, with a recording of an energy expense allowance reversal in the amount of R$ 5.4 million in the 3Q15 resulting primarily from the settlement CGTEE's debt, in the amount of R$ 26.7 million, on the CCEE in August 2016 with no significant debt to settlements in the 3Q15. The purchasing of an average of 135 MW by Eletronorte increased by about 9.0% between the 3Q15 and the 3Q16, due to price adjustment.

The Charges on Network Usage expenses increased by 12%, from R$ 10.4 million to R$ 11.7 million, due mainly to tariff adjustments.

The Fuel expenses increased by 222%, from R$ 3.6 million to R$ 11.6 million, due mainly to the termination of the CCC reimbursement of ash transportation and coal handling in the plants and to the start of reduction in the compensation for coal fuel in Candiota III Phase C.

Operating Provisions decreased by 32%, from R$ 5 million to R$ 3.4 million, due mainly to lower provisions with civil lawsuits, resulting from a court settlement of a lawsuit filed by CEEE-D.

Marketletter 3Q16

The Other Expenses increased by 100%, from R$ 8 million to R$ 16 million, due mainly to the increase in labor court convictions for joint liability relative to employees from companies with service contracts that went into bankruptcy.

Financial Result

The Financial Result changed from an expense of R$ 84 million to an expense of R$ 102 million due mainly to the following factors:

The Financial Investments Income presented, in the 3Q16, an amount of R$ 2.4 million due mainly to the extra revenue for the 1st auction in 2016, with no corresponding income recording in the 3Q15.

The Debt Charges increased by 26%, from R$ 80 million to R$ 101 million, due mainly to the increasing balance of financing and loans obtained, therefore increasing its debt with the Eletrobras Holding.

The Other Income/Expenses recorded a 53% change compared to the 3Q15, from an expense of R$ 1.7 million to an expense of R$ 0.8 million, mainly due to the result of the financial investment of cash surplus in order to protect the purchasing power of the funds to be used to pay short and medium term liabilities.

Power purchase from Eletronorte is effective until December 31st, 2023, and, as of January 2020, the contracted energy volume will be reduced by an average 26 MW.

Marketletter 3Q16

Eletropar

Income Summary

Since Eletropar is a participations company, its operating income consists of dividends and equity participation.

The result of the equity account presented in the 3Q16 increased by 1,365% from R$ 2 million in the 3Q15 to R$ 29.3 million in the 3Q16, positively impacted by the acknowledgment of equivalence from the CTEEP.

Operating Expenses

The Operating Expenses decreased in the 3Q16 relative to the 3Q15, from R$ 1.1 million to R$ 1 million, due mainly to the factors described below.

The Personnel, Supplies and Services Expenses decreased by 13% relative to the 3Q15, from R$ 0.9 million to R$ 0.8 million, due mainly to the factors described below.

  The Personnel expenses decreased by 18% in the 3Q16 relative to the 3Q15, from R$ 0.7 million to R$ 0.6 million in 3Q16, due to reversal of Profit Sharing overprovisioning.
  The Supplies expenses decreased by 50% relative to the 3Q15, from R$ 0.012 million to R$ 0.006 million.
  The Service expenses increased by 6.7% in the 3Q16 relative to the 3Q15, from R$ 0.210 million to R$ 0.224 million, mainly due to the adjustment in the contract for provision of support services.

The Other Expenses increased by 3% relative to the 3Q15, from R$ 0.019 million to R$ 0.0196 million.

Financial Result

The net financial result changed from a revenue of R$ 2 million in the 3Q15 to a revenue of R$ 1.9 million, due mainly to the decrease by 3% in the Financial Investments Revenues account, from R$ 2 million in the 3Q15 to R$ 1.9 million in the 3Q16.

Marketletter 3Q16

Amazonas GT

Income Summary

The company presented, in the 3Q16, a net result 404% lower than in the 3Q15, from a loss of R$ 40.4 million in the 3Q15 to a loss of R$ 203.8 million in the 3Q16, due mainly to the factors described below.

Operating Income

The Net Operating Income increased by 19%, from R$ 78 million in the 3Q15 to R$ 93 million in the 3Q16, due mainly to the factors described below:

In generation:

The Sales Income increased by 20% relative to the 3Q15, from R$ 119 million to R$ 143 million, due mostly to the invoicing of contracts for purchase and sale of electric energy (CCVE) with the Amazonas Distribuidora de Energia.

Operating Expenses

The Operating Expenses increased in the 3Q16, from R$ 71 million in the 3Q15 to R$ 231 million in the 3Q16, due mainly to the factors described below.

The Personnel, Supplies and Services expenses decreased by 8% compared to the 3Q15, from R$ 54 million to R$ 50 million, mainly due to the unbundling process of Amazonas D and Amazonas GT, whose effects impacted the result of the 3Q16 compared with the 3Q15, as follows:

  The Personnel expenses decreased by 28% compared to the 3Q15, from R$ 47 million to R$ 34 million in the 3Q16, due mainly to the fact that the 3Q15 had expenses classified as staff, but later with the advancement of the unbundling process, they were reclassified as investments, in addition to adjusting the number of personnel in the Amazonas GT.
  The Supplies expenses increased by 1,500% in the 3Q16 compared to 3Q15, from R$ 0.5 million to R$ 8 million, due mainly to the use of maintenance materials for the plants, such as filters that needed changing and lubricants required by machines among others, especially for the Aparecida and Mauá Block IV thermal plants.
  The Service expenses increased by 39.0% in the 3Q16 compared to the 3Q15, from R$ 5.6 million to R$ 7.8 million, mainly due to the hiring of new services, such as law firms, payroll system, considering that as of 2016, the Amazonas D payroll was segregated from the Amazonas GT’s, and an asset management system was contracted for for the control of Amazonas GT’s Fixed Assets.

The Network Usage Charges expense presented an increase by 100.0% in the 3Q16 compared to the 3Q15, from R$ 0.9 million to R$ 1.8 million, due mainly to the fact that the 3Q15 had been positively affected because of the accounting adjustments of this expenditure after that quarter.

The Fuel expenses varied by 660% compared to the 3Q15, from an income of R$ 15 million an income of R$ 114 million, due mainly to the following factors (i) this expense brings the net effect, after the accounting for compensation credits with the System Service Charge (CCC subsidy) for the period; (ii) following the issuing of MME Ordinance 015/2016, Amazonas GT failed to pay the cost of fuel relative to the Leased TPP’s, thus just reimbursing the rental companies, which reduces the fuel account but has an effect on other expenses accounts (specifically the item rents mentioned below).

The Compensation and Reimbursement Expenses (use of water resources) decreased by 42% compared to the 3Q15, from R$ 1.2 million to R$ 0.7 million due mainly to the recording of PIS and COFINS on this reimbursement. It is noteworthy that these taxes were calculated only as of December/15.

The Operating Provisions presented in the 3Q16 a variation by 87.5 % compared to the 3Q15, from a reversal of R$ 3.2 million to a reversal of R$ 0.4 million, due mainly to the significant effect due to reclassification of risk in labor lawsuits, from likely to possible and/or remote in the 3Q15. The Other Expenses increased by 1,107% relative to the 3Q16, from R$ 17.4 million to R$ 210 million, due mainly to the following factors: (i) loss of R$ 67.2 million relative to the results of investigation conducted by Hogan Lovells on Mauá 3 TPP; (ii) effect of MME Ordinance 015/2016, which reduces the fuel account, as mentioned above, but has an effect on other expense accounts, increasing spending on rents.

Marketletter 3Q16

Financial Result

The net financial result increased from an expense of R$ 48 million in the 3Q15 to an expense of R$ 65 million, mainly due to the following factors:

The Revenues from Financial Investments increased from 0.06 million in the 3Q15 R$ 2.4 million in 3Q16, due mainly to income from the balance of financial investments in the period.

The Debt Charges increased by 57%, from R$ 35 million to R$ 55 million, due mainly to new loan contracts with the Holding.

The Net monetary variations decreased by 119.8% compared to the 3Q15, from a non-current monetary variation of R$ 12.8 million to a non-current monetary variation of R$ 5.6 million, due mainly to the updating of judicial deposits in favor of Ceron.

The Other Financial Income presented in the 3Q16 an increase by 100%, to R$ 0.2 million in the 3Q16, without a corresponding record in the 3Q15. The change was not relevant to the period and the value of 2016 results from the Company's operating activities.

The Other Financial Expenses recorded an increase by 100% in the 3Q16, from R$ 0,001 to R$ 7.5 million, mainly due to the accounting for R$ 7.0 million in restatement of interest and penalties relative to the PIS and COFINS of 2015 and 2016.

Marketletter 3Q16

IV.3.3 Income Summary for the Distribution Companies

ED Amazonas Energia

Income Summary

The company presented in the 3Q16 a result 27% lower than recorded in the 3Q15, from a loss of R$ 791 million in the 3Q15 to a loss of R$ 1,007 million in the 3Q16, mainly due to the factors described below.

 Operating income

Net operating revenue increased by 18% from R$ 552 million in the 3Q15 to R$ 651 million in the 3Q16, due to the following factors:

 In Generation:

The Sales Income increased by 54% compared to the 3Q15, from R$ 77 million to R$ 119 million, due mainly to the significant variation in the transfer price equivalent to the ACR-average to calculate this revenue, from R$ 192.61/MW in 2015 to R$ 295.10/MW in 2016.

The Short-term Energy income (CCEE) increased by 92% compared to the 3Q15, from R$ 37 million to R$ 71 million, mainly due to adjustments resulting from the segregation of the settlement of the CEEE between Amazon GT and Amazonas D as of September 2015.

The Plants Construction income increased, from R$ 0.2 million to R$ 4.8 million due mainly to increased investment in the company's generation assets in the period, which has no effect result due to construction expense in the same amount.

In Distribution:

The Sales Income increased by 20.1% compared to the 3Q15, from R$ 499.2 million to R$ 599.7 million, mainly due to the tariff adjustment of 35.76% (average effect for the consumer of 40,45%), as of February 2016 and retroactive to November 2015, partially offset by decreased income transferred to the generation activity due to the unbundling of Amazonas GT.

The Construction revenues in the distribution segment increased, from R$ 53 million to R$ 76 million, with no effect on the income due to construction expense in the same amount.

The CVA income presented in the 3Q16 negative variation by 1,240.7% compared to the 3Q15, from an income of R$ 7.2 million to R$ 82.2 million negative due mainly to: (i) CVA constitution: in 2015, an income recording in the amount of R$ 7.4 million compared to an expense of R$ 67.2 million in 2016. The decrease by R$ 74.6 million is mainly due to the difference in the average price of power purchase contracts (R$ 200.27/MWh) and the transfer price of the average ACR in the tariffs (R$ 295.10/MWh); and (ii) CVA amortization of R$ 12.9 million in 2015 compared to R$ 14.9 million in 2016, representing a spending increase by R$ 2.0 million.

Operating Expenses

The Operating Expenses increased in the 3Q16, from R$ 989 million in the 3Q15 to 1,203 million in the 3Q16, mainly due to the following factors:

The Personnel, Supplies and Services expenses decreased by 1.6% compared to the 3Q15, from R$ 152 million to R$ 149 million, mainly due to the following variations:

  The Personnel expenses increased by 10.7% compared to the 3Q15, from R$ 81.1 million to R$ 89.8 million, mainly due to the salary adjustment resulting from the collective bargaining agreement and its consequences.
  The Supplies expenses decreased by 18.5% compared to the 3Q15, from R$ 7.6 million to R$ 6.2 million, due mainly to the reduction in supplied needed for the generation in particular for plant maintenance, which was passed on to Amazonas GT.
  The Service expenses decreased by 15.4% compared to the 3Q15, from R$ 63.2 million to R$ 53.5 million, due mainly to the recovery of expense due to the non-cumulative calculation relative do PIS and COFINS contributions.

Marketletter 3Q16

The Energy Purchased for Resale expenses decreased by 38.0% compared to the 3Q15, from R$ 629.9 million to R$ 390.6 million, due mainly to the atypical accounting in the 3Q15 relative to the measurement at substation Mauá III, whose electrical parameters were not being measured by the CCEE, leading to an additional expense of R$ 345 million.

The Charges on Network Usage expenses increased by 150.4% compared to the 3Q15, from R$ 6.1 million to R$ 15.3 million, due mainly to increases in energy purchase auctions contracts, causing an increase on this charge, that remunerates the transmission facilities transportation of this energy on the NIS.

The Fuel net expenses, after reimbursement of CCC presented an increase by 49.6% the 3Q16 compared to the 3Q15, from R$ 59.3 million to R$ 88.7 million, primarily due to increased expenses with the natural gas contract, from R$ 147.2 million in the 3Q15 to R$ 311.3 million in the 3Q16, due to reduced CCC refunds.

Operating Provisions increased compared to the 3Q15, from R$ 7.3 million to R$ 418 million, due mainly to: (i) reclassification of risk in the amount of R$ 130 million relative to eight infringement suits issued by SEFAZ/AM due to the lack of ICMS credits reversal on electricity losses; (ii) In 2016, expenses with consumers’ default reached R$ 54.2 million, compared to R$ 21.1 million the 3Q15 - the increase in defaults, specially from residential and commercial clients, was primarily motivated by unfavorable economic conditions and by the tariff adjustment of 40.54%; iii) Recording of R$ 42.1 million relative to the provision for adjustment to recoverable value of inventories; (iv) provision for capital deficiency of Amazonas GT.

The Other Expenses decreased by 45.4% compared to the 3Q15, from R$ 61.3 million to R$ 33.4 million, mainly due to the crop factor of regulatory losses.

Financial Result

 The net financial result increased from an expense of R$ 285 million in the 3Q15 to an expense of R$ 456 million, mainly due to the following factors:

The Financial Investments Income decreased by 49.4% compared to the 3Q15, from R$ 0.9 million to R$ 0.5 million, mainly due to the decrease in available resources for investment.

The Debt Charges increased by 24.3% compared to the 3Q15, from R$ 44.3 million to R$ 55.1 million, mainly due to increase in costs resulting from the debt renegotiation with Eletrobras, in which the unpaid interest is being added to the principal.

The Leasing Costs increased by 11.0% compared to the 3Q15, from R$ 68.1 million to R$ 75.6 million, due mainly to the update by 9.32% in the correction index (IGP-M).

The Moratorium increase on electricity reached by 37.5% compared to the 3Q15, from R$ 13.4 million to R$ 18.5 million, due mainly to the increase in the customer account calculation base resulting from the 2015 tariff adjustment, and installment payments signed with the state government.

Marketletter 3Q16

The Monetary Net Changes varied negatively by 139.4% in the 3Q16, from a revenue of R$ 0.8 million to an expense of R$ 0.3 million, due mainly to the atypical recording of positive foreign currency exchange rate gain on the acquisition of foreign equipment in 2015.

The Update of Regulatory Assets and Liabilities varied negatively by 320.9% compared to the 3Q15, from an income of R$ 1.2 million to an expense of R$ 2.7 million, due mainly to update in the 3Q16 regulatory CVA Energy liability in the amount of R$ 2.0 million.

The Other Financial Income increased by 34.9% compared to the 3Q15, from R$ 205.3 million to R$ 277.1 million, due mainly to the acknowledgment of R$ 98.0 million, of the restatement of the current outstanding balance of applying the item IX of art. 13 of Law 10,438/2002, amended by Law 13,299/2016, which authorized the reimbursement by the CDE of proven expenses, contracted by 30 April 2016, with fuel that were not reimbursed due to demands for economic and energy efficiency, including monetary restatement.

The Other Financial Expenses increased by 56.7% compared to the 3Q15, from R$ 394.4 million to R$ 618.0 million, due mainly to the update of non-renegotiated debt with Br Distribuidora (R$ 185.4 million) and to the upgrade, based on the Selic index, of costs with Debt Confession Contracts - CCD concluded in December 2014.

Shareholders’ Equity

The result of the equity account increased by 100.0% compared to the 3Q15, from R$ 68.1 million in the 3Q15 to zero in the 3Q16, influenced by the fact that the balance of the investment was reduced to zero in June/2016. There is a provision for unsecured liabilities in investee of R$ 248 million on September 30th, 2016.

We clarify that the outcome of Amazonas D is not consolidating the Amazon GT, although this is a wholly owned subsidiary. The outcome of the Amazon GT is being considered in the equity line.

Marketletter 3Q16

ED Acre

Income Summary

The Company presented in the 3Q16 a result 72% higher than that recorded in the 3Q15, from a loss of R$ 20.8 million in the 3Q15 to a loss of R$ 6 million in the 3Q16, mainly due to the factors described below.

Operating income

Net operating revenue decreased by 9%, from R$ 119 million in the 3Q15 to R$ 109 million in the 3Q16, due to the following factors:

The Sales Income decreased by 17.5% compared to the 3Q15, from R$ 171 million to R$ 140 million, mainly due to non-application of the additional duties of tariff flags, in order that the flag remained green in the 3Q16, due to favorable conditions for power generation.

The CVA income decreased by 49% compared to the 3Q15, from R$ 8.6 million to R$ 4.4 million due to lower CVA constitution mainly due to the Tariff Flag System.

The Distribution Construction income increased by 46% compared to the 3Q15, from R$ 12 million to R$ 17.6 million, due mainly to the increase, resulting from fund allocation from the Luz para Todos Program as of November 2015, with no effect on the income.

The Other Income increased by 95% compared to the 3Q15, from R$ 1.9 million to R$ 3.7 million due mainly to the constitution of VNR income, which was not made monthly, but annually until the previous year.

Operating Expenses

Operating Expenses decreased from R$ 133 million in the 3Q15 104 million in the 3Q16, mainly due to the following factors:

Personnel, Supplies and Services expenses decreased by 12% compared to the 3Q15, from R$ 550 million to R$ 484 million, mainly due to the following variations:

•         The Personnel expenses decreased by 2.1% compared to the 3Q15, from R$ 11.6 million to R$ 10.6 million, due mainly to the dismissal of employees hired for committee positions. The impact on the payment sheet due to the collective bargaining agreement for the period was approximately R$ 0.5 million.

•         The Supplies expenses increased by 44% compared to the 3Q15, from R$ 0,179 to R$ 0,258, due mainly to the purchase of equipment for the prevention of work-related accidents.

•         The Services expenses increased by 3.25% compared to the 3Q15, from R$ 12.6 million to R$ 13 million, mainly due to the shift and maintenance works in high voltage lines.

The Energy Purchased for Resale expenses increased by 102% compared to the 3Q15, from R$ 20 million to R$ 40.9 million, mainly due to the start of sales of the Belo Monte dam, increasing exposure in overcontracting.

Network Usage Charges expenses decreased by 79.4% compared to the 3Q15, from R$ 4.5 million to R$ 0.9 million, due mainly to suspension by the NSO of invoicing from some transmission companies.

Marketletter 3Q16

The net Fuel expenses decreased by 63.65% compared to the 3Q15, from R$ 26.1 million to R$ 9.5 million, mainly due to the disallowances issued by Aneel due to default in reaching minimum energy efficiency at an amount of R$ 10.4 million relative to 2014 and 2015.

The Operating Provisions decreased by 10.4% compared to the 3Q15, from R$ 6.7 million to R$ 0.8 million, due mainly to the allowance for loan loss reversals due to negotiations with government clients.

The Other Expenses decreased by 87% compared to 3T15, from R$ 48.6 million to R$ 6.2 million because of MME Ordinance 015/2016 which reduced the fuel account, but affected the other expenses account.

 Financial Result

The net financial result increased from an expense of R$ 7 million in the 3Q15 to an expense of R$ 11 million, mainly due to the following factors:

The Financial Investments Income increased by 78.2% compared to the 3Q15, from R$ 0,069 to R$ 0,123, due mainly to the increase in resources invested.

The Debt Charges decreased by 54% compared to the 3Q15, from R$ 9.2 million to R$ 4.2 million due to debt renegotiation.

The Moratorium Increase decreased by 22.3% compared to the 3Q15, from R$ 4.5 million to R$ 3.5 million due mainly to a reduction in the number of installments of electricity bills, as well as a reduction in default.

The Net monetary variations varied by 1,500% compared to the 3Q15, from a current monetary variation of R$ 0.5 million to a non-current monetary variation of R$ 7.0 million due mainly to interest and fines installment payments of taxes such as PIS/COFINS and ICMS.

The Other Financial Expenses increased by 61% compared to the 3Q15, from R$ 2.9 million to R$ 4.7 million, due to financial charges from tax installments that were overdue.

Marketletter 3Q16

ED Alagoas

Income Summary

The company presented, in the 3Q16, a net result 72% lower than in the 3Q15, from a loss of R$ 115 million in the 3Q15 to a loss of R$ 199 million in the 3Q16, due mainly to the factors described below.

 Operating Income

Net Operating Revenue decreased by 42%, from R$ 337 million to R$ 195, due mainly to the factors described below:

The Sales revenues decreased by 33% compared to the 3Q15, from R$ 607 million to R$ 407 million, due mainly to the reduction of income from tariff flags, which were red only in January and February 2016, not affecting the 3Q16, while in 2015 they were effective throughout the year.

The CVA income decreased by 15% compared to the 3Q15, from an expense of R$ 114 million to an expense of R$ 131 million, due mainly to increased regulatory liabilities from parcel A, because of adjustments resulting from the readjustment in September 2016. The 3Q15 ended up being positively affected in this account, because the readjustment and consequently the effects of CVA approval only occurred in the 4Q15, since Ceal defaulted with Aneel.

The Distribution Construction income increased by 55% compared to the 3Q15, from R$ 27 million to R$ 42 million, due mainly to the acquisition of new assets in the period, with no effect on the result due to  equivalence with the construction expense account.

 Operating Expenses

Operating Expenses decreased in the 3Q16, from R$ 446 million to R$ 358 million, due mainly to the factors described below:

The Personnel, Supplies and Services expenses decreased by 6% relative to the 3Q15, from R$ 69 million to R$ 65 million, due mainly to the variations described below:

•         The Personnel expenses decreased by 15%, from R$ 46 million to R$ 39 million, due mainly to the nonpayment of profit-sharing.

•         The Supplies expenses decreased by 16%, from R$ 0,56 million to R$ 0.47 million, mainly due to the decrease in maintenance expenses with the Company's operating system;

•         The Services expenses increased by 18%, from R$ 22 million to R$ 26 million, due mainly to adjustments in contracts for services of consumption measurement and invoicing and delivery of bills, disconnection and reconnection and cleaning.

The Power Purchased for Resale expenses decreased by 33% relative to the 1Q16, from R$ 292 million to R$ 194 million, due mainly to the decrease in short-term energy purchase.

The Network Usage Charges expenses decreased by 48%, from R$ 34.6 million to R$ 18 million, due mainly to decreased short-term energy purchase.

The Operating Provisions increased by 58% compared to the 3Q15, from R$ 3.8 million to R$ 6 million due mainly to the increase in the provision for new claims, especially supplier-filed claims pleading contract adjustment and resulting effects, as well as update on lawsuits involving inflationary purges of the Bresser Plan.

Marketletter 3Q16

The Other Expenses increased by 89% in the 3Q16 compared to the 3Q15, from R$ 19 million to R$ 36 million, mainly due to the transfer to losses with uncollectible write-offs of accounts receivable and operating infractions.

 Financial Result

The net financial result changed from an expense of R$ 27 million in the 3Q15 to an expense of R$ 36 million, mainly due to the following factors:

The Revenues from Financial Investments decreased by 13% relative to the 3Q15, from R$ 1 million to R$ 0.9 million, due mainly to the reduction in the amount invested.

The Net Foreign Currency Exchange Variation presented in the 3Q16 a positive variation, from a non-current exchange variation of R$ 0.4 million to a current exchange variation of R$ 0.008 million, due mainly to the exchange rate variation in the period.

 The Net monetary variations presented in the 3Q16 variation by 40.6% compared to the 3Q15, from a non-current monetary variation of R$ 1.2 million to a current monetary variation of R$ 0.7 million, due mainly to the repricing of the debt service with Eletrobras.

The Update of Regulatory Assets and Liabilities presented in the 3Q16 a reduction by 123% compared to the 3Q15, from a regulatory asset of R$ 10 million in the 3Q15 to a regulatory liability R$ 2.4 million in the 3Q16, due mainly to the amortization and update of the new calculated values to be validated in the next tariff adjustment.

The Other Financial Expenses increased by 83% compared to the 3Q15, from an expense of R$ 1.2 million to an expense of R$ 2.3 million due, mainly, to the late payment of fines resulting from default with generation companies and services and materials suppliers.

Marketletter 3Q16

ED Piauí

Income Summary

The company presented, in the 3Q16, a net result 14 % higher than in the 3Q15, from a loss of R$ 275 million in the 3Q15 to a loss of R$ 237 million in the 3Q16, due mainly to the factors described below.

Operating Revenue

The Net Operating Income increased by 5%, from R$ 284 million in the 3Q15 to R$ 300 in the 3Q16, due mainly to the factors described below:

The Sales Income decreased by 3% relative to the 3Q15, from R$ 450 million to R$ 437 million, due mainly to the reduction of tariff flags.

The Power Plants Construction Income increased by 12%, from R$ 42 million to R$ 47 million, with no effect on the income due to construction expense in the same amount.

The CVA varied negatively by 162% compared to the 3Q15, from a negative R$ 20 million to a negative R$ 52 million, due mainly to adjustment on the amounts approved by  ANEEL Resolution 2135, of September 20th, 2016.

Operating Expenses

The Operating Expenses decreased in the 3Q16, from R$ 518 million to R$ 491 million, due mainly to the factors described below:

The Personnel, Supplies and Services expenses increased by 5%, from R$ 83 million to R$ 87 million, due mainly to the variations described below:

•         The Personnel expenses increased by 0.5% compared to the 3Q15, from R$ 57 million to R$ 57.3 million due mainly to the hiring of new employees in this quarter 2016 on account of insourcing and a salary adjustment by 8.17% pursuant to the 2015/2016 Collective Labor Agreement. By contrast, in 2015 there was the payment of profit, which has not yet occurred in 2016.

•         The Supplies expenses increased by 30.6% compared to the 3Q15, from R$ 1.7 million to R$ 2.2 million due mainly to increase with fuel for transportation, security, occupational health and acquisition of tools and equipment for services impacted by the insourcing.

•         The Services expenses increased by 13.3% compared to the 3Q15, from R$ 24.3 million to R$ 27.5 million, due mainly to the increase in the monitoring and inspection agreements to combat fraud and to bank rates on energy bills.

The Energy Purchased for Resale expenses decreased by 10% compared to the 3Q15, from R$ 251 million to R$ 226 million, due mainly to financial exposure adjustments, that are amounts received by the CCEE to alleviate the effect of the difference between submarkets that impact the result of the short-term market. This reduction reflects the subcontracting (involuntary exposure) recorded in the quarter from July to September 2015. In the same period of 2016, with the participation of the Surplus and Deficit Compensation Mechanism in July 16, the company was subcontracted.

The Network Usage Charges expense decreased  by 48% compared to the 3Q15, from R$ 38.1 million to R$ 19.7 million due mainly to reduced Energy Charge Reserve since, from the Determination of Power Reserve in July/2016 and up to the limit of available resources, there was collection of Reserve Energy charges - EER. The CCEE used the proceeds deposited in the Reserve Energy Account - CONER to cope with the EER storage needs, to the extent that the amount already collected is all settled. Thus the quarter in question has "zero" value on the System Service Charge. The reduction of the price paid reflects increased system stability.

Marketletter 3Q16

The Operating Provisions decreased  by 17.4% compared to the 3Q15, from R$ 85.2 million to R$ 70.4 million due mainly to reduction in provisions for civil claims –  as in September 2015 an amount of R$ 60.2 million was provisioned relative to the ENGESER suit – and labor claims.

The Other Expenses increased by 220% compared to the 3Q15, from R$ 10 million to R$ 32 million, due mainly to the reversal of provision for profit sharing and results made in 2015 and  warehouse write-off caused by fire in 2016.

 Financial Result

The net financial result revenue from an expense of R$ 42 million in the 3Q15 to an expense of R$ 46 million, mainly due to the following factors:

The Revenues from Financial Investments decreased by 86.7% relative to the 3Q15, from R$ 15 thousand to R$ 2 thousand, due mainly to the reduction in the amount invested.

The Debt Charges increased by 18% relative to the 3Q15, from R$ 38 million to R$ 45 million, due mainly to the growing balance of loans payable.

The Moratorium Increase changed by 27% relative to the 3Q15, from R$ 15.7 million to R$ 20 million, due mainly to an upgrade of consumer credits by means of a campaign for regularization of debts in installments.

The Update of Regulatory Assets and Liabilities decreased by 1,498% compared to the 3Q15, from R$ 0.5 million positive to negative R$ 6.5 million, due mainly to reduction of CVA revenue for adjusting amounts approved by Aneel Resolution 2,135/2016.

The Other Financial Income increased by 155% compared to the 3Q15, from R$ 3.4 million to R$ 8.7 million, due mainly to the realization of discounts on payments made on energy invoices of availability contracts, to which reimbursements are issued by the CCEE.

The Other Financial Revenues decreased by 11.5% relative to the 3Q15, from R$ 8.6 million to R$ 7.6 million, due mainly to reclassification of contractual and regulatory penalties.

Marketletter 3Q16

ED Rondônia

Income Summary

The company presented, in the 3Q16, a result 32% higher than in the 3Q15, from a loss of R$ 133.5 million in the 3Q15 to a loss of R$ 91.5 million in the 3Q16, due mainly to the factors described below.

 Operating Income

The Net Operating income increased by 29%, from R$ 286 million in the 3Q15 to R$ 369 million in the 3Q16, due mainly to the factors described below:

The Sales Income increased by 9% compared to the 3Q15, from R$ 388 million to R$ 424 million, due mainly to the tariff adjustment in November 2015, whose effect impacts the income of the months from December 2015 to November 2016.

The CVA income increased by 392% compared to the 3Q15, from R$ 13 million to R$ 64 million, mainly due to the R$ 26 million amortization portion, while in the 3Q15, the amortization installment was negative by R$ 17 million. With respect to the portion of the tariff flag, there was an R$ 11 million income in the 3Q15, while there was no balance in the 3Q15.

The Distribution Construction income increased by 105% compared to the 3Q15, from R$ 17 million to R$ 35 million, mainly due to the increase in works in progress, with no effect on the result for having equivalence in the account construction expense.

Operating Expenses

The Operating Expenses increased relative to the 3Q15, from R$ 357 million to R$ 413 million, due mainly to the factors described below.

The Personnel, Supplies and Services expenses decreased by 6 % relative to the 3Q15, from R$ 69 million to R$ 65 million, due mainly to the variations described below.

•         The Personnel expenses decreased by 0.8% compared to 3Q15, from R$ 70.6 million in 3Q15 to R$ 70 million, mainly due to payment of profit sharing in September 2015, which has not occurred in 2016. The salary adjustments relative to the collective bargaining agreement in 2016 was 9.28%, effective as of September, based on the salary of April, offset by the reduction of employees in the 3Q16 – from 732 in 2015 to 703. 27 employees were removed from the payroll due to transfer to the Federal Government after a lawsuit.

•         The Supplies expenses increased by 48% compared to 3Q15, from R$ 1.2 million to R$ 1.8 million, mainly due to increased spending on fuel for transport trucks for commercial service and operation, which was suspended in the 3Q15, as well as to the increased cost of fuel itself.

•         The Services Expenses increased by 4.5% relative to the 3Q15, from R$ 32.2 million to R$ 33.7 million, due mainly to the annual adjustment of the contracts at agreed indexes.

The Energy Purchased for Resale expenses increased by 10% compared to 3Q15, from R$ 234 million to R$ 257 million, due mainly to the reduction of the CDE repayment amounts which is effective when contracting energy from the Termonorte thermal plant, which runs on diesel oil. In 2016, the thermal power was not checked, given the level of the reservoir and the price of the PLD, and the energy supplied by the short-term market, where Ceron will not receive CDE subsidy to positively offset costs with energy purchased for resale. The construction expenses in the 3Q16 increased by 102% compared to 3Q15, from R$ 17 million to 34.7 million, due mainly to the increase in works in progress, with no effect on the result for having equivalence on expense account of construction.

Marketletter 3Q16

The Operating Provisions increased by 1,435% compared to 3Q15, from R$ 0.9 million to R$ 13.3 million, mainly due to the increase in liabilities provisions especially civil proceedings in the amount of R$ 6 million, which are lawsuits relative to claims for damages by the incorporation of substations and for damages for alleged poor quality in service delivery. The 3Q15 was also positively affected by the reversal of the provision for profit sharing in the amount of R$ 7 million due to the payment, which reduced the value of this item.

The other expenses increased by 13% relative to the 3Q15, from R$ 21.3 million to R$ 24 million, due mainly to expenses with commercial regulatory penalties. These penalties are imposed by Aneel for the breach of collective indicators of continuity of service delivery and quality of electricity, such as DIC/FIC/DMIC.

 Financial Result

The net financial revenue rose from a R$ 62 million expense in the 3Q15 to an expense of R$ 48 million, mainly due to the following factors:

The Financial Investments revenue increased by 327% compared to 3Q15, from R$ 0.8 million to R$ 3.6 million, due mainly to the investment of CDE fund resources received to cover costs with contracts with the Isolated System.

The Net monetary variations presented in the 3Q16 a variation by 72.5% compared to 3Q15, from a non-current monetary variation of R$ 25.6 million to a non-current monetary variation of R$ 7.0 million due mainly to the debt negotiation with Petrobras, which, during the installment in 2015, incorporated the outstanding balance to the principal, affecting the outcome of the 3Q15. In 2015, the monetary variation amounted to R$ 18.5 million.

The Update of Regulatory Assets and Liabilities increased by 60.5% compared to 3Q15 from R$ 1.7 million to R$ 2.8 million due mainly to the update of energy CVA constitution and to overcontracting, which reached R$ 3,324 million in 2016 –  R$ 1,254 million in 2015.

The Other Financial revenue increased by 38% compared to 3Q15, from R$ 86.5 million to R$ 119.8 million, due mainly to Selic rate on installment of loans owed by the CCC fund to Ceron, in 10 years, pursuant to Interministerial Ordinance 652/2014 of the Ministries of Mines and Energy and Finance.

The Other Financial Expenses increased by 36% compared to the 3Q15, from R$ 111 million to R$ 150 million, mainly due to interest resulting from debt negotiation with Petrobras and Eletronorte, the latter not impacting the results of the 3Q15, because the debt acknowledgment form was signed only in December 2015.

Marketletter 3Q16

ED Roraima

Income Summary

The company presented, in the 3Q16, a net result 62.3% lower than in the 3Q15, from a loss of R$ 48.5 million in the 3Q15 to a loss of R$ 78.7 million in the 3Q16, due mainly to the factors described below.

Operating Income

The Net Operating income increased by 26%, from R$ 62 million to R$ 78 million, due mainly to the factors described below:

 In generation:

The Sales income increased by 1% compared to the 3Q15, from R$ 9.8 million to R$ 9.9 million, mainly due to non-applicability of tariff adjustment, due to an injunction, in November 2015, which resulted in the maintenance of the same sales rate during this period, with no large variations in the quarters relative to the power supply with the CERR.

 In distribution:

The Sales income increased by 26% compared to the 3Q15, from R$ 64 million to R$ 81 million, mainly due to the applicability of the average tariff adjustment of 42% in November 2015, which had been suspended by an injunction, but which became effective as of mid-August 2016 with the suspension of the injunction that prevented the adjustment.

The Construction income increased by 47%, from R$ 3.4 million to $ 5 million, which has no effect on results due to construction expense in the same amount.

The CVA income varied by 92% compared to the 3Q15, from a negative R$ 0.24 million a negative R$ 0.019 million, due to acknowledgment of surplus CVA in 2015, which did not occur in 2016.

The other operating income increased by 85.6% compared to the 3Q15, from R$ 1.7 million to R$ 3.2 million, mainly due to variation resulting from the increased in such services as: meter reading, post removal, extension change, connection type change, change of voltage level, survey of auto-reconnection, normal rewiring, emergency rewiring, as well as the increase in tariff subsidies such as water allowance.

Operating Expenses

The Operating Expenses increased in the 3Q16, from R$ 84 million to R$ 129 million, due mainly to the factors described below:

The Personnel, Supplies and Services Expenses increased by 5.6%, from R$ 26.7 million to R$ 28.2 million, due mainly to the variations described below:

Marketletter 3Q16

•         The Personnel expenses increased by 3.6% compared to the 3Q15, from R$ 22.5 million to R$ 23.3 million, due mainly to the admission of 67 new employees in 2016. On the other hand, there was, in 2016, a salary adjustment by 5% in the 2Q16. While in 2015 the adjustment was 8% by and effective as of the 3Q15.

•         The Supplies expenses decreased by 1.7%, from R$ 0.57 million to 0.56 million, showing no significant variation between the quarters.

•         The Service expenses increased by 17% compared to the 3Q15, from R$ 3.7 million to R$ 4.4 million, mainly due to the company having performed in 2015 a large contingency in relation to third-party services and in 2016 some services were carried out through contract extensions.

The Energy Purchased for Resale expenses increased by 21% compared to the 3Q15, from R$ 38 million to R$ 46 million, due to increased energy load purchased from Venezuela, from 90MW to 130MW, as of 2016.

The Operating Provisions increased by 337% compared to the 3Q15, from R$ 4.8 million to R$ 21 million, due mainly to supply provisions to the CERR in the amount of R$ 17 million, and which has had its value adjusted with the tariff adjustment that was suspended in court and became effective as of August 2016 with the overthrow of the injunction.

The Other expenses increased by 6% relative to the 3Q15, from R$ 0.5 million to R$ 0.6 million, mainly due to labor claims.

Financial Result

The net financial result changed from an expense of R$ 26.3 million in the 3Q15 to an expense of R$ 27.3 million, mainly due to the following factors:

The Revenues from Financial Investments decreased by 82% relative to the 3Q15, from R$ 0.088 million to R$ 0.016 million, due mainly to the reduction in the amount invested.

The Debt Charges decreased by 38.4% compared to the 3Q15, from R$ 3.3 million to R$ 2 million, mainly due to adjustments with the Holding, this quarter, in relation to charges on loans.

The Moratorium Increase changed by 83% compared to the 3Q15, from R$ 13.8 million to R$ 25.3 million, due mainly to the increase in the outstanding balance with Eletronorte.

The Other Financial Revenues increased by 711.4% relative to the 3Q15, from R$ 1.4 million to R$ 8.6 million, due mainly to the reclassification of accounts.

Marketletter 3Q16

V. Market Data of Eletrobras Companies

V.1 Installed Capacity – MW

Empresas Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	SPE under O&M Regime (d)	Physical Aggregation 2016	Total (a+b+c+d)
Eletrobras Holding (1)	-	-	202	-	189	202
Eletronorte	9,281	78	380	-	260	9,739
Chesf	2,214	8,399	1,302	-	399	11,915
Furnas	4,212	4,617	2,428	403	522	11,661
Eletronuclear	1,990	-	-	-	-	1,990
Eletrosul	476	-	1,517	-	413	1,993
CGTEE	670	-	-	-	-	670
Itaipu Binacional	7,000	-	-	-	-	7,000
Amazonas GT	1,299	-	-	-	-264	1,299
Distribution Companies	440	-	-	-	0	440
Total	27,582	13,094	5,829	403	1,518	46,908

(1) The Artilleros Wind farm was not considered, because it is an enterprise located abroad.

V.2 Transmission Lines - Km

Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2016	Total (a+b+c)
Eletronorte	1,797	10,011	1,898	857	13,705
Chesf	1,281	18,967	1,668	522	21,916
Furnas	1,463	18,623	1,732	543	21,817
Eletrosul	1,383	9,426	1,088	90	11,897
Amazonas GT	439	-	-	-	439
Distribution Companies	374	-	-	52	374
Total	6,737	57,027	6,385	2064	70,148

Marketletter 3Q16

VI. Generation Data – Asset under Integral Responsability

VI.1 Installed Capacity - MW

VI.1.2 Generation Assets and Generated Energy

VI.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability

Eletrobras Companies	Enterprise	Location (State)	Beginning of Operation	End of Operation	Installed Capacity (MW)	Energy Assured (MW Average)	Generated Energy (MWh)			RCE			FCE(11)
							1Q16	2Q16	3Q16	MW Average	Avg Price (R$/MWh)	Contracts and Termination of Contracts in the RCE	MW Average
Eletronorte	Tucuruí Complex	PA	Nov/84	Jul/24	8,535.00	4,140.00	8,805,785	7,855,727	3,704,128	594.29	176.65	PRODUCT AUCTION 2014 - 2016	3,134.60
										207.77	307.29	PRODUCT AUCTION 2014 - 2019
										203.34	213.69	MCSD
	HPU Samuel	RO	Jul/89	Sep/29	216.75	92.70	91,832	177,221	115,021	-	-	-	92.70
	HPU Curuá-Una	PA	Apr/77	Jul/28	30.30	24.00	30,946	59,328	42,984	-	-	-	24.00
	TPU Rio Madeira (1)	RO	Apr/68	Sep/18	119.35	-	-	-	-	-	-	-	-
	TPU Santana	AP	Mar/93	May/19	177.74	22.30	4,439	-	-	-	-	-	-
	TPU Rio Branco I (2)	AC	Feb/98	Jul/20	18.65	-	-	-	-	-	-	-	-
	TPU Rio Branco II (2)	AC	Apr/81	Jul/20	32.75	-	-	-	-	-	-	-	-
	TPU Rio Acre	AC	Dec/94	Apr/25	45.49	-	-	-	-	-	-	-	-
	TPU – Santarém	PA	Jun/14	(4)	18.75	-	751	130	-	-	-	-	-
	TPU Senador Arnon Afonso Farias de Mello (3)	RR	1st unit (mach. 2) Dec/90; 2nd Unit (mach. 1) Jun/91; 3rd Unit (mach. 3) Dec/93	Aug/24	85.99	-	-	-	-	-	-	-	-
Chesf	Curemas	PB	Jun/57	Nov/24	3.52	1.00	0	-	-	-	-	-	833.03
	Camaçari (5)	BA	Feb/79	Aug/27	346.80	45.80	11,924	-	-	-	-	-	-
Furnas	Mascarenhas de Moraes	RJ	Apr/73	Oct/23	476.00	295.00	139,809	320,224	135,478	162.26	257.41	4thLEE2005 - Dec/2016 (37.05 MW Avg) 13thLEE2014 - Dec/2019 (75.36 MW Avg) 14thLEE2005 - Dec/2017 (50.35 MW Avg)	122.86
	Itumbiara	GO	Feb/80	Feb/20	2,082.00	1,015.00	586,926	1,249,001	241,265	556.41	257.41	4thLEE2005 - Dec/2016 (125.98 MW Avg) 13thLEE2014 - Dec/2019 (256.24 MW Avg) 14thLEE2005 - Dec/2017 (171.19 MW Avg)	424.15
	Simplício (8)	RJ	Jun/13	Aug/41	305.70	175.40	277,837	170,049	45,906	185.00	207.01	1stLEN2005 - Dec/2039	2.53
	Batalha	MG	May/14	Aug/41	52.50	48.80	23,342	34,123	26,237	47.00	208.54	1stLEN2005 - Dec/2039	0.46
	Serra da Mesa (48.46%) (6)	GO	Apr/98	Nov/39	1,275.00	671.00	722,993	831,069	1,104,893	366.45	257.41	4thLEE2005 - Dec/2016 (83.99 MW Avg) 13thLEE2014 - Dec/2019 (170.83 MW Avg) 14thLEE2005 - Dec/2017 (114.13 MW Avg)	280.36
	Manso (70%) (6)	MT	Oct/00	Feb/35	212.00	92.00	217,604	142,129	132,299	90.00	194.68	1stLEN2005 - Dec/2037 (35 MW Avg) 1ºLEN2005 - Dec/2039 (55 MW Avg)	- 1.83
	Santa Cruz (7)	RJ	Mar/67	Jul/15	500.00	401.20	704,804	453,909	515,306	351.00	114.63	5thLEN2012 - Dec/2026	3.71
	Roberto Silveira (Campos)	RJ	Apr/77	Jul/27	30.00	21.00	16,341	130	-	-	-	-	1.43
Eletronuclear	Angra I	RJ	Jan/85	Dec/24	640.00	509.80	1,405,740	1,205,129	1,053,466	-	-	-	-
	Angra II	RJ	Sep/00	Aug/40	1,350.00	1,204.70	2,952,961	2,968,984	3,026,674	-	-	-	-
Eletrosul	HPU Mauá (9)	PR	Nov/12	Jul/42	177.93	96.90	380,794	301,610	380,961	90.71	201.05	Dec/40	- 0.67
	HPU Passo São João	RS	Mar/12	Aug/41	77.00	41.10	125,326	106,212	64,658	35.72	206.16	Dec/39	2.63
	HPU São Domingos	MS	Jun/13	Dec/37	48.00	36.40	93,120	57,809	51,392	34.77	215.62	Dec/41	- 0.42
	SHU Barra do Rio Chapéu	SC	Feb/13	May/34	15.15	8.61	24,285	18,692	11,195	-	-	NA	8.18
	SHU João Borges	SC	Jul/13	Dec/35	19.00	10.14	24,808	18,618	18,761	-	-	NA	9.56
	WPP Cerro Chato I	RS	Jan/12	Aug/45	30.00	11.33	19,829	23,344	27,069	10.62	181.60	Jun/32	0.40
	WPP Cerro Chato II	RS	Aug/11	Aug/45	30.00	11.33	20,164	24,032	27,873	10.91	203.67	Jun/32	0.11
	WPP Cerro Chato III	RS	Jun/11	Aug/45	30.00	11.33	20,132	23,784	27,604	10.86	202.47	Jun/32	0.15
	WPP Coxilha Seca	RS	Dec/15	May/49	30.00	11.69	22,393	28,065	32,633	8.30	151.51	Dec/35	4.57
	WPP Capão do Inglês	RS	Dec/15	May/49	10.00	3.90	7,280	9,401	10,604	2.80	151.90	Dec/35	1.59
	WPP Galpões	RS	Dec/15	May/49	8.00	3.12	5,823	7,862	9,091	2.10	153.00	Dec/35	1.31
	Megawatt Solar	SC	Sep/14	-	0.93	NA	38	88	272	-	-	-	0.00
CGTEE	P. Médici (Candiota)	RS	Jan/74	Jul/15	320.00	39.86	183,365	247,772	156,361	31.75	165.29	38 CCEAR´s - Dec/2016	-
	Candiota III – Fase C	RS	Jan/11	Jul/41	350.00	221.06	470,856	336,289	408,120	292.00(10)	223.81	35 CCEAR´s - Dec/2023	-
	S. Jerônimo (São Jerônimo)	RS	Apr/53	Jul/15	-	-	-	-	-	-	-	-	-
	Nutepa (Porto Alegre)	RS	Feb/68	Jul/15	-	-	-	-	-	-	-	-	-
Itaipu Binacional	Itaipu Binacional	Brazil (Paraná) and Paraguai (Alto Paraná)	Mar/85	-	14,000.00	8,577.00	25,631,062	26,006,172	25,778,981	-	-	-	-
Amazonas GT	HPU Balbina	Amazonas	Jan/89	Mar/27	249.75	132.30	115,560	106,665	113,150	130.30	279.89	Mar/27	-
	TPU Aparecida	Amazonas	Feb/84	Jul/20	282.48	186.00	269,990	236,703	2,117	145.30	116.56	Jul/20	-
	TPU Mauá	Amazonas	Apr/73	Jul/20	502.16	179.80	234,992	164,768	226,591	98.61	100.66	Jul/20	-
	TPU São José	Amazonas	Feb/08	Aug/16	73.40	50.00	50,127	43,214	36,936	-	-	-	-
	TPU Flores	Amazonas	Feb/08	Aug/16	124.70	80.00	31,513	68,431	113,715	-	-	-	-
	TPU Iranduba	Amazonas	Nov/10	Aug/16	66.6	25	38,515	54,414	45,250	-	-	-	-

(1) Order No. 223 of 01.28.2014 ANEEL declares as unserviceable assets of TPU Rio Madeira.

(2) Order No. 136 of 01.21.2014 ANEEL, recommends the MME extinction of the public service commitment of TPUs Rio Branco I and Rio Branco II.

(3) Ceded in lending for Boa Vista Energy from February 10, 2010.

(4) MME Ordinance No. 454 of 12/23/2013, provides that the deadline will be until it comes into operation a structural solution to supply the loads of Tramo West, constant in the study EPE-DEE-AED-RE-005/2013 Company Energy-EPE Research.

(5) The listed capacity is 5 machines totaling 346.803 MW. The plant is bi-fuel (oil and gas). We were asked to cancel the concession of the thermal plant Camaçari, whose process is in the MME for deliberation. Because of Aneel DSP No. 4792 Order of December 15, 2014, as well as ANEEL No. 247 of February 3, 2015, the plant is operating only with the generating unit No. 3 with 69.12 MW of power . The installed capacity will be adjusted upon cancellation definitively by Aneel.

(6) HPP's shared, but FURNAS adiquire the partner fraction through power purchase agreements - considered GF and Total gerção each HPP.

(7) The power of 500 MW excludes GU 3 and 4 whose commercial operation is temporarily suspended by Aneel, as Order No 3263 of 19 October 2012. It includes, however, the power of 150 MW not available due the delay in the plant expansion works at the end of which the GU 11 and 21 operate in combined cycle with GU 1 and 2. the physical guarantee (assured energy) of 401.2 MW is on the installed capacity of 500 MW.

(8) 175.40 MW average correspond to physical guarantee Simplicio only. The Simplicio Anta complex will have 191.30 MW of assured power when Anta is in commercial operation.

(9) The amounts reported refer to the Company's stake in the venture (Consortium Mauá 49% Eletrosul).

(10) The CGTEE has a energy purchase agreement with Eletronorte of 135 MW Average to comply with the RCE agreement.

(11) Total amount of tradable energy, including contracted and non-contracted

Marketletter 3Q16

VI.1.2.1.1 Eletrobras Companies Average price of Sale and Purchase of Energy

3Q16	Purchase	Sale
Eletrobras Companies Average Price RCE and FCE (R$)	182.36	166.48

Does not consider energy from concessions renewed by law 12,783/2013

VI.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M

Eletrobras Companies	Enterprise	Location (State)	Beginning of Operation	End of Operation	Installed Capacity (MW)	Energy Assured (MW Average)	Generated Energy (MWh)			Quotas – O&M Regime: Law 12,783/2013				FCE - Law 13,182/2015
							1Q16	2Q16	3Q16	MW Average	GAG (R$ Million)	RAG (R$ Milhões)	Amount of new investments recognized by Aneel in GAG in the last adjustment (R$ Million) (1)	MW Average	Avg Price (R$/MWh)
Eletronorte	HPU Coaracy Nunes	AP	Oct/75	Dec/42	78.0	62.6	137,835.11	154,362.50	148,852.07	62.60	12.07	-	-	n/a	n/a
Chesf	Funil	BA	Mar/62	Dec/42	30.00	10.91	2,604	-	6,649	10.66	4.11	6.14	0.13	0.24	130.21
	Pedra	BA	Apr/78	Dec/42	20.01	3.74	13,367	3,481	5,062	3.66	2.18	3.85	0.18	0.08	130.21
	Araras	CE	Feb/67	Jul/15	4.00	0.03	-	-	-	-	-	-	-	-	-
	Paulo Afonso Complex	BA	Jan/55	Dec/42	4,279.60	2,225.00	1,844,586	1,749,018	1,774,861	2,175.85	169.06	540.59	41.25	49.16	130.21
	Luiz Gonzaga (Itaparica)	PE	Feb/88	Dec/42	1,479.60	959.00	813,768	770,197	782,200	937.82	83.38	209.24	4.65	21.19	130.21
	Boa Esperança (Castelo Branco)	PI	Jan/70	Dec/42	237.30	143.00	271,241	218,826	208,756	139.84	20.91	50.42	11.60	3.16	130.21
	Xingó	SE	Apr/94	Dec/42	3,162.00	2,139.00	2,129,035	1,999,318	2,025,444	2,091.75	148.68	398.75	3.57	47.26	130.21
	Sobradinho	BA	Apr/79	Feb/52	1,050.30	531.00	370,501	389,764	369,375	-	-	-	-	477.90	130.21
Furnas	Furnas	MG	Mar/63	Dec/42	1,216.00	598.00	209,318	480,995	1,088,282	598.00	65.20	193.50	61.60	n/a	n/a
	Luis Carlos Barreto (Estreito)	SP/MG	Jan/69	Dec/42	1,050.00	495.00	317,249	522,227	899,368	495.00	57.54	125.79	0.36	n/a	n/a
	Porto Colômbia	MG	Mar/73	Dec/42	320.00	185.00	363,708	305,882	563,150	185.00	25.68	42.15	0.16	n/a	n/a
	Marimbondo	MG/SP	Apr/75	Dec/42	1,440.00	726.00	1,856,134	1,336,138	391,672	726.00	74.57	178.26	0.28	n/a	n/a
	Funil	SP/MG	Apr/69	Dec/42	216.00	121.00	257,836	137,781	1,488,089	121.00	18.99	26.46	0.23	n/a	n/a
	Corumbá I	GO/MG	Apr/97	Dec/42	375.00	209.00	389,752	336,984	1,379,572	209.00	28.54	56.22	0.21	n/a	n/a
Eletronuclear	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amazonas GT	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

(1) Date of last readjustment of quotas and ACL: July 2016

Marketletter 3Q16

VI.1.3.Energy Sold

VI.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law

Company	Buyer	1Q16		2Q16		3Q16
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	143.04	717,012	142.43	711,087	150.59	617,998
	Others	792.07	5,264,222	754.88	5,067,328	863.81	5,970,413
Chesf	Eletrobras System	0.00	0.00	0.00	0	0.00	0
	Others	224.80	1,828,519	225.10	1,615,944	252.68	1,643,537
Furnas	Eletrobras System	85.34	378,756	90.21	397,128	102.55	448,425
	Others	799.45	3,729,292	736.44	3,463,329	782.46	4,152,318
Eletronuclear	Eletrobras System	32.20	154,453.19	32.20	154,524	32.20	156,222
	Others	683.32	3,277,694	683.32	3,279,195	683.32	3,315,230
Eletrosul	Eletrobras System	-	-	-	-	-	-
	Others	99.62	529,343	97.46	508,266	101.49	506,564
CGTEE	Eletrobras System	139.12	712,679.18	128.23	702,715	158.93	707,722
	Others	-	-	-	-	-	-
Itaipu Binacional	Eletrobras System	846.72	22,388,370.00	882.25	23,310,105	876.18	23,051,091
	Others	102.78	3,060,479	76.036425	2,508,398	78	2,541,870
Amazonas GT	Eletrobras System	114.70	733,046.90	153.61	871,902	143.33	537,758
	Others	-	-	-	-	-	-

Marketletter 3Q16

VI.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M

Company	Buyer	1Q16		2Q16		3Q16
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	0.26	10,187	0.28	11,443	0.33	11,659
	Others	3.20	126,937	3.54	142,237	4.06	135,950
Chesf	Eletrobras System	26.60	919,624	26.60	919,203	30.41	929,304
	Others	293.60	10,791,102	293.30	10,786,163	335.73	10,904,692
Furnas	Eletrobras System	15.66	402,650	15.98	402,466	16.90	404,694
	Others	183.74	4,724,802	187.48	4,722,639	198.30	4,748,778
Eletronuclear	Eletrobras System	-	-
	Others	-	-
Eletrosul	Eletrobras System	-	-
	Others	-	-
CGTEE	Eletrobras System	-	-
	Others	-	-
Itaipu Binacional	Eletrobras System	-	-
	Others	-	-
Amazonas GT	Eletrobras System	-	-
	Others	-	-

VI.1.3.3 CCEE Settlement (Spot and MRE)

Company	Net
	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
	1Q16	1Q16	2Q16	2Q16	3Q16	3Q16
Eletronorte	95.01	2,550,024	36.53	1,828,491	-69.70	-2,962,417
Chesf	-22.42	-64,103.47	13.52	-3,752.72	7.75	-107,329.13
Furnas	-175.46	-	60.86	-	108.22	-
Eletronuclear	-	-	-	-	-	-
Eletrosul	0.55	239,685.48	0.01	105,076.33	0.75	171,293.35
CGTEE	9.64	357,751.39	137.04	417,788.77	3.27	337,315.94
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	52.49	40,446.49	138.92	-12,071.05	107.18	-109,398.55

Marketletter 3Q16

VI.1.4 Energy purchased for Resale

Company	Buyer	1Q16		2Q16		3Q16
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	-	-	-	-	-	-
	Others	44.82	275,600.00	38.92	258,546.00	51.78	1,369,361.00
Chesf	Eletrobras System	-	-	-	-	-	-
	Others	70.48	444,857.26	80.68	467,261.66	73.88	411,431.97
Furnas	Eletrobras System	-	-	-	-	-	-
	Others	136.46	832,254.23	151.72	831,876.82	153.38	840,934.62
Eletronuclear	Eletrobras System	n/a	n/a	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	Eletrobras System	75.32	356,819.55	66.29	356,656.25	65.36	360,575.55
	Others	-	-	-	-	-	-
CGTEE	Eletrobras System	51.48	294,975.00	47.25	294,840.00	56.62	298,080.00
	Others	-	-	-	-	-	-
Itaipu Binacional	Eletrobras System	n/a	n/a	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	Eletrobras System	-	-	-	-	-	-
	Others	-	-	-	-	-	-

VI.1.5 Average Rate

VI.1.5.1 Enterprises not renewed by 12,783/13 Law

Eletrobras Companies	1Q16	2Q16	3Q16
Eletronorte	156.34	154.18	153.97
Chesf	123.49	139.33	153.74
Furnas	216.09	214.13	192.36
Eletronuclear	208.48	208.38	206.11
Eletrosul	188.19	191.76	200.35
CGTEE	194.75	182.47	224.56
Itaipu Binacional (1)	22.60	22.60	22.60
Amazonas GT	169.25	169.25	169.25

(1) Amounts in U$/Kw.

VI.1.5.2 Enterprises renewed by 12,783/13 Law – O&M

Eletrobras Companies	1Q16	2Q16	3Q16
Eletronorte	25.17	24.89	29.74
Chesf	28.00	27.33	30.94
Furnas	38.89	39.70	41.76
Eletronuclear	n/a	n/a	n/a
Eletrosul	n/a	n/a	n/a
CGTEE	n/a	n/a	n/a
Itaipu	n/a	n/a	n/a
Amazonas GT	n/a	n/a	n/a

Marketletter 3Q16

VI.1.6 Fuel used by Electric Energy Production

Eletrobras Companies	Type	Unit	1Q16		2Q16		3Q16
			Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	1,107,000	3.51	-	-
Chesf	Diesel Oil	Litre	-	-	-	-
	Gas	m3	4,141,057	7.80	-	-
Furnas	Special Diesel Oil	Litre	-	-	-	-
	Fuel Oil B1	Ton	-	-	-	-
	Diesel Oil	Litre	-	-	-	-
	Gas	m3	354,282,168	141.62	164,373,673	103.52	143,503,070	106.61
Eletronuclear	Uranium	kg	103,561	96.90	102,727	96.12	93,937	82.76
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	746,831	34.46	663,970	30.62	628,218	28.98
	Fuel Oil	kg	3,185,880	5.63	5,436,160	9.24	8,430,980	13.90
	Diesel Oil	Litre	16,600	0.04	-	-	18,400	0.05
	Quicklime	kg	33,717,680	18.25	21,657,030	11.72	28,101,420	15.67
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amazonas GT	Diesel Oil	Litre	35,905,308	129.40	3,368,524	-5.50	3,133,052	8.25

Marketletter 3Q16

VII. Transmission – Assets under Integral Responsibility

VII.1 – Transmission Lines Extension

VII.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law – O&M - Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	1,797	-	-	1,797
Chesf	-	-	-	-	-	-	1,281	-	-	1,281
Furnas	-	-	-	844	-	160	66	393	-	1,463
Eletrosul	-	-	1,047	-	-	-	295	28	12	1,383
Amazonas GT	-	-	-	-	-	-	439	-	-	439
ED Amazonas	-	-	-	-	-	-	-	108	266	374
Total	-	-	1,047	844	-	160	3,878	529	279	6,737

 VII.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,605	959	203	10,011
Chesf	-	-	-	5,372	-	-	12,822	463	311	18,967
Furnas	2,698	1,612	-	4,005	-	6,145	1,863	2,135	165	18,623
Eletrosul	-	-	2,722	-	-	-	4,955	1,848	56	9,582
Amazonas GT	-	-	-	-	-	-	-	-	-	-
ED Amazonas	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	2,722	12,620	-	6,145	25,245	5,405	735	57,182

VII.2 Transmission Losses - %

Eletrobras Companies	1Q16	2Q16	3Q16
Eletronorte	1.28%	1.28%	0.88%
Chesf	2.58%	3.21%	2.50%
Furnas	2.14%	2.29%	2.46%
Eletrosul	1.55%	1.34%	1.37%

VII.3 Transmission Lines

Transmission Lines – Enterprises not affected by 12,783 Law

Eletrobras Companies	From – To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 09.30.16 (R$ millio)(1)	Readjustment Index
Eletronorte	São Luiz II / São Luiz III	35.94	230	May/10	Mar/38	1.74	9.32%
	Ribeiro Gonçalves / Balsas	95.00	230	Dec/11	Jan/39	2.40	9.32%
	Porto Velho / Abunã - C2	188.00	230	Feb/14	Nov/39	12.59	9.32%
	Abunã / Rio Branco - C2	298.00	230	Jan/14	Nov/39	19.53	9.32%
	Lechuga / Jorge Teixeira – C1	29.54	230	Feb/14	Jul/40	2.40	-5.23%
	Lechuga / Jorge Teixeira – C2	29.54	230	Feb/14	Jul/40	2.40	-5.23%
	Lechuga / Jorge Teixeira – C3	29.54	230	Mar/15	May/42	2.24	9.32%
	Porto Velho Collector / Porto Velho – C1	22.00	230	Aug/15	Feb/39	1.00	9.32%
	Porto Velho Collector / Porto Velho – C2	22.00	230	Aug/15	Feb/39	1.00	9.32%
	Utingta/Miramar – C1	30.80	230	Aug/15	Feb/39	-	-
	Utingta/Miramar – C2	30.80	230	Aug/15	Feb/39	-	-
	Samuel / Ariquemes - C3	154.44	230	Dec/15	Nov/39	9.72	9.32%
	Ariquemes / Ji-Paraná - C3	165.00	230	Mar/16	Nov/39	10.34	9.32%
	Ji-Paraná / Pimenta Bueno - C3	119.20	230	May/16	Nov/39	7.73	9.32%
	Pimenta Bueno / Vilhena - C3	161.00	230	Dec/15	Nov/39	10.75	9.32%
	Samuel / Porto Velho - C3	42.40	230	Oct/15	Nov/39	3.36	9.32%
	Jauru / Vilhena - C3	343.60	230	Nov/15	Nov/39	20.74	9.32%
Chesf	Ibicoara-Brumado, C1	94.50	230	Mar/12	Jun/37	9.09	9.32%
	Milagres-Coremas, C2	119.80	230	Jun/09	Mar/35	7.64	9.32%
	Milagres-Tauá, C1	208.10	230	Dec/07	Mar/35	17.68	9.32%
	Paulo Afonso III- Zebu II, C1	5.40	230	Aug/12	Aug/39	19.77	9.32%
	Paulo Afonso III- Zebu II, C2	5.40	230	Aug/12	Aug/39
	Paraiso-Açu II, C2	132.80	230	Sep/10	Jun/37	11.39	9.32%
	Picos-Tauá II, C1	183.20	230	Feb/13	Jun/37
	Pirapama II-Suape II, C1	20.90	230	Dec/12	Jan/39	19.99	9.32%
	Pirapama II-Suape II, C2	20.90	230	Dec/12	Jan/39
	Suape III-Suape II, C1	3.60	230	Dec/12	Jan/39
	Suape III-Suape II, C2	3.60	230	Dec/12	Jan/39
	C. Mirim II-João Câmara II C1	74.50	230	Feb/14	Nov/40	9.77	9.32%
	Extremoz II-C. Mirim II C1	31.40	230	Feb/14	Nov/40
	Jardim/Penedo, C1	110.00	230	Mar/14	Mar/38	1.10	9.32%
	B. Jesus da Lapa II – Igaporã II	115.00	230	May/14	Nov/40	5.91	9.32%
	Acaraú II-Sobral III, C2	91.30	230	Sep/15	Nov/40	6.57	9.32%
	Igaporã II-Igaporã III,C1	5.40	230	out/15	Jun/42	9.07	9.32%
	Igaporã II-Igaporã III,C2	5.40	230	out/15	Jun/42
	Igaporã III-Pindaí II,C1	49.50	230	out/15	Jun/42
Furnas	Ibiúna - Bateias Circuito 1	332.00	500	Mar/03	May/31	281.82	IGPM
	Ibiúna - Bateias Circuito 2	332.00	500	Mar/03	May/31
	LT Bom Despacho 3 – Ouro Preto 2 (3) (4)	180.00	500	Feb/16	Jan/39	9.87	IPCA
	Tijuco Preto - Itapeti 3	21.00	345	Jan/13	Apr/36	18.50	IPCA
	Tijuco Preto - Itapeti 4	21.00	345	Jan/13	Apr/36
	Itapeti - Nordeste	29.00	345	Dec/14	Apr/36
	Campos - Macaé 3	89.00	345	Jun/10	Mar/35	18.66	IGPM
	Manso – Nobres (2)	66.00	230	Feb/00	Feb/35	-	-
	Manso – Nobres (2)	70.00	138	Feb/00	Feb/35	-	-
	Batalha – Paracatu (2)	85.00	138	Sep/13	Aug/41	-	-
	Simplício - Rocha Leão 1 (2)	119.00	138	Jun/13	Aug/41	-	-
	Simplício - Rocha Leão 2 (2)	119.00	138	Jun/13	Aug/41	-	-
Eletrosul	Abdon Batista/Biguaçu	234.80	525	Sep/06	Mar/35	48.37	IGPM
	Abdon Batista/Campos Novos	35.00	525	Sep/06	Mar/35	8.46	IGPM
	Biguaçu / Blumenau	88.00	525	Sep/06	Mar/35	18.63	IGPM
	Salto Santiago/Ivaiporã	168.50	525	Oct/05	Feb/34	35.46	IGPM
	Ivaiporã/Cascavel Oeste	203.40	525	Oct/05	Feb/34	38.79	IGPM
	Campos Novos(SC)/Nova S. Rita(RS)	257.43	525	May/09	Apr/36	32.39	IPCA
	Candiota - Melo	60.00	525	Jul/15	Feb/40	(5)	IPCA
	Presidente Médici-Candiota	2.80	230	Jul/15	Feb/40	(5)	IPCA
	Presidente Médice/Santa Cruz	237.40	230	Jan/10	Mar/38	5.17	IPCA
	Monte Claro /Garibaldi	32.70	230	Sep/13	Oct/40	2.08	IPCA
	Monte Claro/Nova Prata 2	11.00	230	Sep/04	Dec/42	0.42	IPCA
	Passo Fundo/Nova Prata 2	11.00	230	Nov/92	Dec/42	0.42	IPCA
	Cascavel Oeste / Guaíra (melhorias)	-	230	Mar/13	Dec/42	0.06	IPCA
	Biguaçu / Jorge Lacerda B (melhorias)	-	230	Aug/14	Dec/42	0.09	IPCA
	Palhoça/Palhoça Pinheira	9.50	138	Feb/16	Dec/42	0.15	IPCA
	Palhoça Pinheira/Imbituba	9.50	138	Feb/16	Dec/42	0.15	IPCA
	Joinville Santa Catarina / Picarras	1.00	138	Oct/99	Dec/42	0.23	IPCA
	Joinville / Joinville Santa Catarina	1.06	138	Oct/99	Dec/42	-	IPCA
	Araquari/Joinville GM	0.10	138	May/12	Dec/42	0.25	IPCA
	Joinville/Joinville GM	0.10	138	May/12	Dec/42	0.10	IPCA
	Ivinhema/Ivinhema 2	3.50	138	Jan/16	Jan/44	(6)	IPCA
	Ivinhema2/Porto Primavera	3.50	138	Jan/16	Jan/44	(6)	IPCA
	Biguaçu / Tijucas (melhorias)	-	138	Nov/12	Dec/42	0.02	IPCA
	Uruguaiana Converter / Passo de Los Libres - 132 kV	12.50	132	Sep/94	Jul/21	0.35	IPCA

(1) Last readjustment on 07/01/2016

(2) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Battle-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(3) On 02/20/2016, the 500 kV Bom Despacho 3 - Ouro Preto 2 TL and the respective 500 kV line input modules were energized in the Bom Despacho 3 and Ouro Preto 2 SS. The energization occurred as a function of Judicial decision in preliminary ruling.

(4) TL Bom Despacho 3-Ouro Preto 2, in 500 kV (CC 003/2009): The total amount of the AAR cycle 2016/2017 is R$ 10,960,934.33, and Furnas is receiving the partial AAR in the Amount of R$ 9,872,839.01 related to assets that entered into commercial operation.

(5) Binational enterprise (Brazil-Uruguay Interconnection), with partial assignment of rights between Eletrobras and Eletrosul. The annual pass-through of revenue is R$ 19.5 million, readjusted in March of each year.

(6) Revenue considered at the Substation

Marketletter 3Q16

Transmission Lines – Enterprises renewed by 12,783 Law

Eletrobras Companies	From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 09.30.16 (R$ Million) (1)	Readjustment Index
Eletronorte	Boa Vista- Santa Elena	190.20	230	Jun/01	Dec/42	(2)	-
	Coaracy Nunes - Santana - C1	108.00	138	Oct/75	Dec/42	(2)	-
	Coaracy Nunes - Santana - C2	109.00	138	Feb/05	Dec/42	(2)	-
	Santana – Portuária	4.00	138	Apr/96	Dec/42	(2)	-
	Coaracy Nunes - Tartarugalzinho	87.00	138	Jun/00	Dec/42	(2)	-
	Santana - Macapá II	20.00	69	Nov/96	Dec/42	(2)	-
	Santana – Equatorial	13.00	69	Aug/00	Dec/42	(2)	-
	Tartarugalzinho – Calçoene	130.00	69	Dec/01	Dec/42	(2)	-
	Tartarugalzinho – Amapá	17.00	69	Feb/02	Dec/42	(2)	-
	Santana - Santa Rita	12.60	69	Dec/07	Dec/42	(2)	-
	Equatorial - Santa Rita	5.09	69	Sep/08	Dec/42	(2)	-
	Colinas – Miracema	173.97	500	Mar/99	Dec/42	8.42	9.40%
	Imperatriz – Colinas	342.60	500	Mar/99	Dec/42	14.13	9.40%
	Imperatriz – Marabá - C1	181.09	500	Apr/81	Dec/42	7.93	9.40%
	Imperatriz – Marabá - C2	181.82	500	Mar/88	Dec/42	7.77	9.40%
	Tucuruí – Marabá – C1	222.14	500	Oct/81	Dec/42	9.13	9.40%
	Tucuruí – Marabá – C2	221.70	500	Feb/88	Dec/42	9.31	9.40%
	Tucuruí - Vila do Conde	327.10	500	Dec/81	Dec/42	12.01	9.40%
	Tucuruí (Plant) - Tucuruí (SS)	10.71	500	Nov/84 to may/05	Jul/24	(3)	-
	Pres. Dutra - Boa Esparança	205.39	500	Jan/00	Dec/42	8.41	9.40%
	Imperatriz - Pres. Dutra - C1	386.60	500	Oct/82	Dec/42	14.89	9.40%
	Imperatriz - Pres. Dutra - C2	385.30	500	Jan/00	Dec/42	14.79	9.40%
	Miranda II - S.Antonio dos Lopes	142.60	500	Nov/10	Dec/42	n/d	-
	S.Antonio dos Lopes - Pres. Dutra	52.90	500	Nov/10	Dec/42	1.08	9.40%
	Miranda II - Pres. Dutra – C2	195.80	500	Mar/86	Dec/42	7.52	9.40%
	São Luiz II - Miranda II – C1	106.80	500	Jul/84	Dec/42	4.31	9.40%
	São Luiz II - Miranda II – C2	106.80	500	Mar/86	Dec/42	4.31	9.40%
	Altamira – Rurópolis	-	230	Oct/88	Dec/42	6.04	9.40%
	Altamira – Transamazônica	184.62	230	Oct/88	Dec/42	0.73	9.40%
	Transamazônica – Rurópolis	145.40	230	Oct/88	Dec/42	0.73	9.40%
	Guamá - Utinga - C1	19.40	230	Dec/81	Dec/42	0.60	9.40%
	Guamá - Utinga - C2	19.40	230	Dec/81	Dec/42	0.60	9.40%
	Tucuruí – Altamira	317.60	230	Jun/98	Dec/42	5.88	9.40%
	Miramar II - Utinga - C1	-	230	Jan/00	Dec/42	0.64	9.40%
	Miramar II - Utinga - C2	-	230	Jan/00	Dec/42	1.18	9.40%
	Utinga - Castanhal	69.27	230	Dec/94	Dec/42	2.31	9.40%
	Castanhal - Santa Maria	25.04	230	Dec/94	Dec/42	1.33	9.40%
	Vila do Conde - Guamá - C1	49.30	230	Apr/81	Dec/42	0.88	9.40%
	Vila do Conde - Guamá - C2	49.30	230	Dec/82	Dec/42	0.84	9.40%
	Marabá - Carajás	145.00	230	Oct/04	Dec/42	2.13	9.40%
	Carajás – Integradora - C1	83.00	230	Aug/08	Dec/42	(4)	-
	Carajás – Integradora - C2	85.35	230	Aug/13	Dec/42	0.72	9.40%
	Carajás – Integradora - C3	85.35	230	Aug/13	Dec/42	0.64	9.40%
	Imperatriz - Porto Franco	110.10	230	Oct/94	Dec/42	1.80	9.40%
	São Luiz II - Miranda II	105.30	230	Nov/02	Dec/42	1.90	9.40%
	São Luiz II - São Luiz I - C1	18.60	230	Jan/83	Dec/42	0.61	9.40%
	São Luiz II - São Luiz I – C2	19.00	230	Sep/88	Dec/42	0.61	9.40%
	Miranda II - Peritoró	94.20	230	Dec/02	Dec/42	1.75	9.40%
	Pres. Dutra - Peritoró	115.00	230	Mar/03	Dec/42	1.75	9.40%
	Peritoró - Coelho Neto	223.00	230	Jul/06	Dec/42	3.31	9.40%
	Coelho Neto - Teresina	127.10	230	Sep/06	Dec/42	1.89	9.40%
	São Luiz II - UTE São Luiz	0.05	230	Jan/82	Dec/42	n/d	-
	Barra Peixe – Rondonópolis – C1	217.00	230	Oct/97	Dec/42	3.16	9.40%
	Rondonópolis - Coxipó - C1	187.80	230	Sep/88	Dec/42	3.11	9.40%
	Rondonópolis - Coxipó - C2	187.80	230	Jul/84	Dec/42	3.06	9.40%
	Coxipó - Nobres	112.41	230	Sep/96	Dec/42	2.47	9.40%
	Nobres – Nova Mutum - C1	104.57	230	Sep/96	Dec/42	2.00	9.40%
	Nova Mutum – Lucas do Rio Verde - C1	93.80	230	Sep/96	Dec/42	0.16	9.40%
	Lucas do rio Verde - Sorriso C-1	52.50	230	Sep/96	Dec/42	0.16	9.40%
	Sinop - Sorriso C-1	74.78	230	Sep/96	Dec/42	0.90	9.40%
	Barra Peixe – Rondonópolis – C2	216.79	230	Mar/08	Dec/42	3.51	9.40%
	Rio Verde (C. Magalhães) – Rondonópolis	177.83	230	Jul/83	Dec/42	0.50	9.40%
	Jauru - Coxipó - C1	-	230	Jun/03	Dec/42	PORTIONED	-
	Jauru - Várzea Grande - C1	336.89	230	Jun/03	Dec/42	5.40	9.40%
	Várzea Grande - Coxipó - C1	28.80	230	Jun/03	Dec/42	0.46	9.40%
	Jauru - Coxipó - C2	-	230	Jun/03	Dec/42	PORTIONED	-
	Jauru - Várzea Grande - C2	336.89	230	Jun/03	Dec/42	5.40	9.40%
	Várzea Grande - Coxipó - C2	28.80	230	Jun/03	Dec/42	0.46	9.40%
	Abunã - Rio Branco –C1	302.00	230	Nov/02	Dec/42	4.64	9.40%
	Ariquemes - Jarú	83.82	230	Sep/94	Dec/42	1.60	9.40%
	Jarú - Ji-Paraná	80.69	230	Sep/94	Dec/42	1.64	9.40%
	Samuel - Ariquemes	151.60	230	Aug/94	Dec/42	2.35	9.40%
	Samuel - Porto Velho – C1	40.55	230	Jul/89	Dec/42	0.75	9.40%
	Samuel - Porto Velho – C2	40.55	230	Jul/89	Dec/42	0.75	9.40%
	Samuel (Usina) - Samuel (SE)	2.85	230	Jul/89	Sep/29	(3)	-
	Porto Velho - Abunã	188.00	230	May/02	Dec/42	3.07	9.40%
	Ji-Paraná - Pimenta Bueno	117.80	230	Jun/08	Dec/42	2.08	9.40%
	Pimenta Bueno – Vilhena	160.20	230	Oct/08	Dec/42	2.76	9.40%
	Tucuruí-Vila - Cametá	214.21	138	Aug/98	Dec/42	1.98	9.40%
	Curuá-Uma - Tapajós-Celpa	68.80	138	Jan/06	Jul/28	(3)	-
	Coxipó - São Tadeu	44.17	138	Jul/81	Dec/42	1.74	9.40%
	São Tadeu - Jaciara	77.92	138	Jul/81	Dec/42
	Jaciara - Rondonopolis-Cemat	70.00	138	Jul/81	Dec/42
	Couto Magalhães - Rondonopolis-Cemat	176.00	138	Apr/81	Dec/42	1.64	-
	Tucuruí - Tucuruí Vila - C2	2.30	69	Jul/97	Dec/42	0.02	-
	Tucuruí - Tucuruí Vila - C1	-	69	Jan/00	Jan/00	-	-
	Tucuruí (Plant) - Tucuruí (SS)	1.40	69	Jan/80	Dec/42	(3)	-
	Tucuruí (Plant) - Tucuruí (SS)	1.40	69	Dec/85	Dec/42	(3)	-
Chesf	Angelim II-Pau Ferro, C1	219.40	500	Aug/77	Dec/42	(5)	9.32%
	Recife II-Pau Ferro, C1	114.50	500	Aug/77	Dec/42	(5)	9.32%
	Angelim II-Recife II, C2	170.70	500	Mar/80	Dec/42	(5)	9.32%
	Jardim-Camaçari IV, C1	249.60	500	May/00	Dec/42	(5)	9.32%
	Camaçari II-Camaçari IV, C1	0.30	500	Nov/12	Dec/42	(5)	9.32%
	Garanhuns II-Angelim II, C1	13.20	500	Feb/77	Dec/42	(5)	9.32%
	L. Gonzaga-Garanhuns II, C1	238.70	500	Feb/77	Dec/42	(5)	9.32%
	L. Gonzaga-Milagres, C1	230.80	500	Feb/02	Dec/42	(5)	9.32%
	L. Gonzaga-Olindina, C1	248.60	500	May/76	Dec/42	(5)	9.32%
	Luiz Gonzaga-Sobradinho, C1	290.60	500	Oct/79	Dec/42	(5)	9.32%
	Messias-Suape II, C1	176.60	500	Dec/98	Dec/42	(5)	9.32%
	Suape II-Recife II, C1	45.40	500	Dec/98	Dec/42	(5)	9.32%
	Milagres-Quixada, C1	268.00	500	Sep/03	Dec/42	(5)	9.32%
	Olindina-Camacari II, C1	147.20	500	Oct/76	Dec/42	(5)	9.32%
	Olindina-Camacari II, C2	146.90	500	Sep/78	Dec/42	(5)	9.32%
	P.Afonso IV-Angelim II, C2	221.50	500	Jul/79	Dec/42	(5)	9.32%
	P.Afonso IV-Olindina, C2	212.80	500	Jun/78	Dec/42	(5)	9.32%
	P.Afonso IV-L. Gonzaga, C1	37.40	500	Oct/79	Dec/42	(5)	9.32%
	P.Afonso IV-Xingo, C1	53.80	500	Feb/93	Dec/42	(5)	9.32%
	Pres.Dutra II-Teresina II, C1	207.90	500	May/00	Dec/42	(5)	9.32%
	Pres.Dutra II-Teresina II, C1	207.70	500	Apr/03	Dec/42	(5)	9.32%
	Quixada-FortalezaII, C1	136.50	500	Sep/03	Dec/42	(5)	9.32%
	Sobral III-Pecem II, C1	176.60	500	May/00	Dec/42	(5)	9.32%
	Pecem II-Fortaleza II, C1	73.10	500	May/00	Dec/42	(5)	9.32%
	S.J.Piaui-B.Esperanca, C1	233.50	500	Dec/80	Dec/42	(5)	9.32%
	Sobradinho-S.J.Piaui, C1	211.00	500	Dec/80	Dec/42	(5)	9.32%
	Sobradinho-Luiz Gonzaga, C2	316.00	500	Jun/88	Dec/42	(5)	9.32%
	Teresina II-Sobral III, C1	334.20	500	May/00	Dec/42	(5)	9.32%
	Luiz Gonzaga Plant-L.Gonzaga, C1	0.60	500	May/79	Dec/42	(5)	9.32%
	Luiz Gonzaga Plant-L.Gonzaga, C2	0.60	500	May/79	Dec/42	(5)	9.32%
	Luiz Gonzaga Plant -L.Gonzaga, C3	0.60	500	May/79	Dec/42	(5)	9.32%
	Plant IV-P.Afonso IV, C1	0.60	500	Dec/79	Dec/42	(5)	9.32%
	Plant IV-P.Afonso IV, C2	0.60	500	May/80	Dec/42	(5)	9.32%
	Plant IV-P.Afonso IV, C3	0.60	500	Oct/80	Dec/42	(5)	9.32%
	Plant IV-P.Afonso IV, C4	0.60	500	Jul/81	Dec/42	(5)	9.32%
	Plant IV-P.Afonso IV, C5	0.60	500	Dec/81	Dec/42	(5)	9.32%
	Plant IV-P.Afonso IV, C6	0.60	500	May/83	Dec/42	(5)	9.32%
	Plant Xingo – Xingo, C1	0.90	500	Oct/95	Dec/42	(5)	9.32%
	Plant Xingo – Xingo, C2	0.90	500	Oct/95	Dec/42	(5)	9.32%
	Plant Xingo – Xingo, C3	0.90	500	Oct/95	Dec/42	(5)	9.32%
	Plant.Xingo.- Xingo, C4	0.90	500	Oct/95	Dec/42	(5)	9.32%
	Plant Xingo – Xingo, C5	0.80	500	Mar/94	Dec/42	(5)	9.32%
	Plant Xingo – Xingo, C6	0.80	500	Nov/94	Dec/42	(5)	9.32%
	Xingo-Jardim, C1	159.80	500	May/00	Dec/42	(5)	9.32%
	Xingo-Messias, C1	219.00	500	Feb/93	Dec/42	(5)	9.32%
	Angelim-Messias, C1	78.90	230	Apr/77	Dec/42	(5)	9.32%
	Angelim-Messias, C2	78.50	230	Oct/76	Dec/42	(5)	9.32%
	Angelim-Messias, C3	79.10	230	Aug/86	Dec/42	(5)	9.32%
	Angelim-Ribeirão, C1	115.70	230	Jan/53	Dec/42	(5)	9.32%
	Angelim-Recife II, C2	171.70	230	Jan/67	Dec/42	(5)	9.32%
	Angelim-Recife II, C3	171.70	230	Jan/61	Dec/42	(5)	9.32%
	Angelim-Tacaimbó, C1	63.90	230	Mar/63	Dec/42	(5)	9.32%
	Angelim-Tacaimbó, C2	64.10	230	Mar/73	Dec/42	(5)	9.32%
	Angelim-Tacaimbó, C3	65.70	230	Jun/98	Dec/42	(5)	9.32%
	Arapiraca III–Rio Largo II, C1	124.70	230	Jan/98	Dec/42	(5)	9.32%
	Arapiraca III–Penedo, C1	89.60	230	Jan/98	Dec/42	(5)	9.32%
	Boa Esperança-Teresina, C1	198.00	230	Mar/70	Dec/42	(5)	9.32%
	Boa Esperança-Teresina, C2	198.00	230	Dec/81	Dec/42	(5)	9.32%
	Bongi-Açonorte, C1	6.00	230	Aug/76	Dec/42	(5)	9.32%
	B.Jesus da Lapa-Barreiras, C1	233.50	230	Dec/90	Dec/42	(5)	9.32%
	Banabuiu-Fortaleza, C1	177.20	230	Oct/65	Dec/42	(5)	9.32%
	Banabuiu-Fortaleza, C2	176.00	230	Jul/78	Dec/42	(5)	9.32%
	Aquiraz II-Banabuiu, C1	181.80	230	Aug/78	Dec/42	(5)	9.32%
	Aquiraz II-Fortaleza, C1	30.10	230	Aug/78	Dec/42	(5)	9.32%
	Banabuiu-Mossoro II, C1	177.20	230	Jul/03	Dec/42	(5)	9.32%
	Banabuiu-Mossoro II, C2	177.20	230	Jul/03	Dec/42	(5)	9.32%
	Banabuiu-Russas II, C1	110.40	230	May/71	Dec/42	(5)	9.32%
	Bom Nome-Milagres, C1	83.70	230	Sep/61	Dec/42	(5)	9.32%
	Bom Nome-Milagres, C2	84.10	230	Dec/74	Dec/42	(5)	9.32%
	Bom Nome-Milagres, C3	83.90	230	Sep/79	Dec/42	(5)	9.32%
	Cauipe-Sobral, C1	177.40	230	Nov/73	Dec/42	(5)	9.32%
	Cicero Dantas-Catu, C1	200.70	230	Mar/68	Dec/42	(5)	9.32%
	Cicero Dantas-Catu, C2	201.30	230	Apr/72	Dec/42	(5)	9.32%
	C. Grande II - C. Grande III, C1	10.60	230	Oct/99	Dec/42	(5)	9.32%
	C. Grande II - C. Grande III, C2	10.60	230	Oct/02	Dec/42	(5)	9.32%
	Campina Grande-Coteminas, C1	2.50	230	Oct/99	Dec/42	(5)	9.32%
	Campina Grande-Goianinha, C1	99.30	230	Feb/70	Dec/42	(5)	9.32%
	C. Grande III – Extremoz II C1	191.40	230	Oct/99	Dec/42	(5)	9.32%
	Campina Grande III-Natal III, C1	175.80	230	Oct/02	Dec/42	(5)	9.32%
	Natal III-Natal II, C1	11.60	230	Oct/99	Dec/42	(5)	9.32%
	Natal III-Natal II, C2	11.60	230	Oct/02	Dec/42	(5)	9.32%
	Campina Grande II-Paraiso, C1	118.10	230	May/79	Dec/42	(5)	9.32%
	Campina Grande II-Paraiso, C2	119.00	230	Apr/79	Dec/42	(5)	9.32%
	Camaçari-Caraíba Metais, C1	3.20	230	Feb/82	Dec/42	(5)	9.32%
	Camaçari-Cqr, C1	7.20	230	May/92	Dec/42	(5)	9.32%
	Camaçari IV-Cotegipe, C1	22.90	230	Jun/70	Dec/42	(5)	9.32%
	Camaçari-Cotegipe, C2	23.50	230	Oct/76	Dec/42	(5)	9.32%
	Camaçari-Gov.Mangabeira, C1	83.70	230	Sep/82	Dec/42	(5)	9.32%
	Camaçari-Gov.Mangabeira, C2	83.70	230	Sep/82	Dec/42	(5)	9.32%
	Camaçari IV-Jacaracanga, C1	19.20	230	Jul/77	Dec/42	(5)	9.32%
	Camaçari IV-Jacaracanga, C2	19.20	230	Mar/77	Dec/42	(5)	9.32%
	Camaçari-Matatu, C1	47.00	230	Aug/53	Dec/42	(5)	9.32%
	Camaçari IV-Pituaçu, C1	39.20	230	Oct/84	Dec/42	(5)	9.32%
	Camaçari-Pituaçu, C2	39.20	230	Jan/02	Dec/42	(5)	9.32%
	Cotegipe-Jacaracanga, C1	15.20	230	Dec/71	Dec/42	(5)	9.32%
	Cotegipe-Matatu, C1	30.00	230	May/77	Dec/42	(5)	9.32%
	Catu-Camaçari, C1	25.00	230	Jun/70	Dec/42	(5)	9.32%
	Catu-Camaçari, C2	25.00	230	Aug/53	Dec/42	(5)	9.32%
	Catu-Gov.Mangabeira, C1	77.20	230	Aug/67	Dec/42	(5)	9.32%
	Catu-Itabaianinha, C1	143.90	230	Aug/53	Dec/42	(5)	9.32%
	Funil-Itapebi, C1	198.10	230	Jul/90	Dec/42	(5)	9.32%
	Funil-Itapebi, C2	198.10	230	Jul/90	Dec/42	(5)	9.32%
	Fortaleza-Cauipe, C1	58.20	230	Nov/73	Dec/42	(5)	9.32%
	Fortaleza-Delmiro Gouveia, C1	7.10	230	Jun/89	Dec/42	(5)	9.32%
	Fortaleza-Delmiro Gouveia, C2	7.10	230	Jun/89	Dec/42	(5)	9.32%
	Fortaleza-Fortaleza II, C1	0.30	230	Feb/00	Dec/42	(5)	9.32%
	Fortaleza-Fortaleza II, C2	0.30	230	Feb/00	Dec/42	(5)	9.32%
	Fortaleza-Fortaleza II, C3	0.30	230	Oct/05	Dec/42	(5)	9.32%
	Fortaleza II-Cauipe, C1	58.00	230	Nov/03	Dec/42	(5)	9.32%
	Fortaleza II-Cauipe, C2	58.00	230	Nov/03	Dec/42	(5)	9.32%
	Fortaleza II-Pici, C1	27.50	230	May/09	Dec/42	(5)	9.32%
	Fortaleza II-Pici, C2	27.50	230	May/09	Dec/42	(5)	9.32%
	Goianinha-Santa Rita II, C1	59.00	230	Oct/77	Dec/42	(5)	9.32%
	Santa Rita II-Mussuré, C1	17.00	230	Oct/77	Dec/42	(5)	9.32%
	Goianinha-Mussure, C2	50.60	230	Oct/77	Dec/42	(5)	9.32%
	Gov.Mangabeira-Sapeaçu, C1	23.50	230	Dec/68	Dec/42	(5)	9.32%
	Gov.Mangabeira-Sapeaçu, C2	22.50	230	Feb/84	Dec/42	(5)	9.32%
	Gov.Mangabeira-Sapeaçu, C3	22.60	230	Feb/84	Dec/42	(5)	9.32%
	Icó-Banabuiú, C1	124.70	230	Dec/77	Dec/42	(5)	9.32%
	Itapebi-Eunápolis, C1	47.00	230	Jul/90	Dec/42	(5)	9.32%
	Itapebi-Eunápolis, C2	47.00	230	Jul/90	Dec/42	(5)	9.32%
	Irecê-Brotas de Macaúba, C1	135.40	230	Sep/81	Dec/42	(5)	9.32%
	Brotas de Macaúba-B.J Lapa, C1	204.60	230	Sep/81	Dec/42	(5)	9.32%
	Itabaianinha-Itabaiana, C1	76.80	230	Aug/53	Dec/42	(5)	9.32%
	Itabaiana-Jardim, C1	44.00	230	Aug/79	Dec/42	(5)	9.32%
	Itabaiana-Jardim, C2	44.00	230	Aug/79	Dec/42	(5)	9.32%
	Jacaracanga-Alunordeste, C1	1.80	230	May/83	Dec/42	(5)	9.32%
	Jacaracanga-Dow, C1	7.90	230	Jul/77	Dec/42	(5)	9.32%
	Jacaracanga-Dow, C2	7.80	230	Mar/77	Dec/42	(5)	9.32%
	Jardim-Fafen, C1	12.50	230	Aug/81	Dec/42	(5)	9.32%
	Jardim-Cia.Vale.Rio Doce, C1	0.80	230	Feb/07	Dec/42	(5)	9.32%
	Jaguarari-Sr. do Bonfim, C1	80.70	230	Jan/80	Dec/42	(5)	9.32%
	Juazeiro -Jaguarari, C1	88.00	230	Jan/80	Dec/42	(5)	9.32%
	Juazeiro II-Sr.do Bonfim II, C2	148.60	230	Apr/81	Dec/42	(5)	9.32%
	Libra-Libra, C1	1.50	230	Dec/91	Dec/42	(5)	9.32%
	Milagres-Banabuiu, C1	225.90	230	Feb/65	Dec/42	(5)	9.32%
	Milagres-Ico, C1	103.40	230	Dec/77	Dec/42	(5)	9.32%
	Milagres-Banabuiu, C3	225.10	230	Dec/77	Dec/42	(5)	9.32%
	Milagres-Coremas, C1	119.40	230	Nov/86	Dec/42	(5)	9.32%
	Mirueira-Pau Ferro, C1	23.10	230	Oct/99	Dec/42	(5)	9.32%
	Mirueira-Goianinha, C1	50.10	230	Dec/89	Dec/42	(5)	9.32%
	Messias-Maceió, C1	25.90	230	Nov/96	Dec/42	(5)	9.32%
	Messias-Maceió, C2	25.90	230	Nov/96	Dec/42	(5)	9.32%
	Messias-Rio Largo, C1	11.90	230	Aug/86	Dec/42	(5)	9.32%
	Messias-Rio Largo, C2	11.60	230	Oct/76	Dec/42	(5)	9.32%
	Messias-Rio Largo, C3	11.60	230	Apr/77	Dec/42	(5)	9.32%
	Mossoró-Açu, C1	71.30	230	Jul/87	Dec/42	(5)	9.32%
	Natal III - Extremoz II, C1	17.00	230	Feb/14	Dec/42	(5)	9.32%
	Olindina-Olindina, C1	0.20	230	May/80	Dec/42	(5)	9.32%
	Olindina-Olindina, C2	0.20	230	May/80	Dec/42	(5)	9.32%
	Paulo Afonso-Angelim, C1	221.30	230	Jan/53	Dec/42	(5)	9.32%
	Paulo Afonso-Garanhuns II, C1	209.30	230	Jan/67	Dec/42	(5)	9.32%
	Paulo Afonso-Garanhuns II, C2	209.30	230	Jan/61	Dec/42	(5)	9.32%
	Paulo Afonso-Garanhuns II, C3	214.10	230	Dec/73	Dec/42	(5)	9.32%
	Garanhuns II-Angelim, C1	12.30	230	Jan/61	Dec/42	(5)	9.32%
	Garanhuns II-Angelim, C2	11.60	230	Dec/73	Dec/42	(5)	9.32%
	Floresta II-Bom Nome,230 Kv,C1	92.20	230	Dec/74	Dec/42	(5)	9.32%
	P.Afonso-Tacaratu, 230 Kv, C1	47.40	230	Oct/61	Dec/42	(5)	9.32%
	Tacaratu-Bom Nome, 230 Kv, C1	137.10	230	Oct/61	Dec/42	(5)	9.32%
	Paulo Afonso-Bom Nome, C3	170.80	230	Nov/78	Dec/42	(5)	9.32%
	Paulo Afonso-C. Dantas, C1	134.20	230	Mar/68	Dec/42	(5)	9.32%
	Paulo Afonso-C. Dantas, C2	133.80	230	Jun/72	Dec/42	(5)	9.32%
	Paulo Afonso – Floresta II, C1	79.00	230	Dec/74	Dec/42	(5)	9.32%
	Paulo Afonso-Itabaiana, C2	162.50	230	Apr/87	Dec/42	(5)	9.32%
	Paulo Afonso-Itabaiana, C3	162.50	230	Sep/85	Dec/42	(5)	9.32%
	Paulo Afonso IV-P.Afonso, C1	1.10	230	Oct/79	Dec/42	(5)	9.32%
	Paulo Afonso IV-P.Afonso, C2	1.40	230	Feb/81	Dec/42	(5)	9.32%
	Pau Ferro-Coteminas, C1	123.90	230	Oct/99	Dec/42	(5)	9.32%
	Pau Ferro-Campina Grande II, C2	125.90	230	Oct/99	Dec/42	(5)	9.32%
	Paraiso-Natal II, C1	96.20	230	May/79	Dec/42	(5)	9.32%
	Paraiso-Natal II, C2	97.20	230	Apr/79	Dec/42	(5)	9.32%
	Ibiapina II-Piripiri, C1	86.00	230	Aug/73	Dec/42	(5)	9.32%
	Ibiapina I-Sobral, C1	103.00	230	Aug/73	Dec/42	(5)	9.32%
	Pituaçu-Narandiba, C1	3.60	230	Nov/83	Dec/42	(5)	9.32%
	Pituaçu-Narandiba, C2	3.60	230	Nov/83	Dec/42	(5)	9.32%
	Pituaçu-Pituaçu, C1	2.00	230	Jan/77	Dec/42	(5)	9.32%
	Recife II-Joairam, C1	7.40	230	Jan/67	Dec/42	(5)	9.32%
	Recife II-Joairam, C2	7.40	230	Jan/67	Dec/42	(5)	9.32%
	Recife II-Joairam, C3	7.40	230	Jan/61	Dec/42	(5)	9.32%
	Joairam-Bongi, C1	6.30	230	Jan/53	Dec/42	(5)	9.32%
	Joairam-Bongi, C2	6.40	230	Jan/67	Dec/42	(5)	9.32%
	Joairam-Bongi, C3	6.40	230	Jan/61	Dec/42	(5)	9.32%
	Recife II-Goianinha, C1	71.40	230	Feb/72	Dec/42	(5)	9.32%
	Recife II-Goianinha, C2	71.50	230	Feb/72	Dec/42	(5)	9.32%
	Recife II-Mirueira, C1	31.00	230	Jun/80	Dec/42	(5)	9.32%
	Recife II-Mirueira, C2	31.50	230	Jun/80	Dec/42	(5)	9.32%
	Recife II-Mirueira, C3	31.50	230	Jun/86	Dec/42	(5)	9.32%
	Recife II-Pau Ferro, C1	33.20	230	Sep/04	Dec/42	(5)	9.32%
	Recife II-Pau Ferro, C2	33.20	230	Sep/04	Dec/42	(5)	9.32%
	Recife II-Pirapama II, C1	27.60	230	Jun/80	Dec/42	(5)	9.32%
	Recife II-Pirapama II, C2	27.60	230	Jun/80	Dec/42	(5)	9.32%
	Ribeirão-Recife II, C1	56.60	230	Sep/94	Dec/42	(5)	9.32%
	Rio Largo-Braskem, C1	23.20	230	Jun/76	Dec/42	(5)	9.32%
	Quixere-MossoróII,C1	50.20	230	Apr/81	Dec/42	(5)	9.32%
	Russas II – Quixere, C1	25.40	230	Apr/81	Dec/42	(5)	9.32%
	Sobral III-Sobral II, C1	13.80	230	May/09	Dec/42	(5)	9.32%
	Sobral III-Sobral II, C2	13.80	230	May/09	Dec/42	(5)	9.32%
	Sobral II – Cccp, 230 Kv, C1	2.90	230	Jun/01	Dec/42	(5)	9.32%
	S.João Piauí-Picos, C1	167.80	230	Jul/85	Dec/42	(5)	9.32%
	S.João Piaui-Eliseu Martins, C1	172.90	230	Feb/98	Dec/42	(5)	9.32%
	C. Formoso-Irecê, C1	158.20	230	Sep/81	Dec/42	(5)	9.32%
	Sr.do Bonfim-C. Formoso, C1	64.70	230	Sep/81	Dec/42	(5)	9.32%
	Sapeaçu-Funil, C1	195.70	230	Dec/68	Dec/42	(5)	9.32%
	Sapeaçu- S.Ant.Jesus, C2	32.00	230	Feb/84	Dec/42	(5)	9.32%
	Sapeaçu- S.Ant.Jesus, C3	32.00	230	Feb/84	Dec/42	(5)	9.32%
	S.Ant.Jesus-Funil, C2	162.60	230	Feb/84	Dec/42	(5)	9.32%
	S.Ant.Jesus-Funil, C3	162.10	230	Feb/84	Dec/42	(5)	9.32%
	Tacaimbo-C.Grande II, C1	124.70	230	Jun/85	Dec/42	(5)	9.32%
	Tacaimbo-C.Grande II, C2	124.70	230	Jun/85	Dec/42	(5)	9.32%
	Teresina I-Teresina II, C1	25.30	230	Sep/02	Dec/42	(5)	9.32%
	Teresina I-Teresina II, C2	25.30	230	Sep/02	Dec/42	(5)	9.32%
	Teresina-Piripiri, C1	154.70	230	Nov/71	Dec/42	(5)	9.32%
	Usina Apol.Sales- P.Afonso, C1	5.80	230	Oct/77	Dec/42	(5)	9.32%
	Usina Apol.Sales- P.Afonso, C2	5.70	230	Mar/77	Dec/42	(5)	9.32%
	Us. B.Esperança-B.Esperança, C1	2.80	230	Dec/80	Dec/42	(5)	9.32%
	Sobradinho-Juazeiro II, C1	42.50	230	Jan/80	Dec/42	(5)	9.32%
	Sobradinho-Juazeiro II, C2	42.50	230	Apr/81	Dec/42	(5)	9.32%
	Usina II-Paulo Afonso, C1	0.70	230	Oct/61	Dec/42	(5)	9.32%
	Usina II-Paulo Afonso, C3	0.70	230	May/67	Dec/42	(5)	9.32%
	Usina II-Paulo Afonso, C4	0.70	230	May/67	Dec/42	(5)	9.32%
	Usina II-Paulo Afonso, C5	0.70	230	Dec/67	Dec/42	(5)	9.32%
	Usina III-Paulo Afonso, C1	0.60	230	Oct/71	Dec/42	(5)	9.32%
	Usina III-Paulo Afonso, C2	0.60	230	Apr/72	Dec/42	(5)	9.32%
	Usina III-Paulo Afonso, C3	0.60	230	Apr/74	Dec/42	(5)	9.32%
	Usina III-Paulo Afonso, C4	0.60	230	Aug/74	Dec/42	(5)	9.32%
	Usina I-Paulo Afonso, C1	0.60	230	Jan/55	Dec/42	(5)	9.32%
	Usina I-Paulo Afonso, C2	0.60	230	Jan/55	Dec/42	(5)	9.32%
	C.Grande II-S.Cruz II, C1	117.30	138	Apr/63	Dec/42	(5)	9.32%
	C.Grande II-Pilões, C1	79.30	138	Jan/68	Dec/42	(5)	9.32%
	Paraíso-Santa Cruz II, C1	8.70	138	Jan/68	Dec/42	(5)	9.32%
	Pilões – Paraíso, C1	107.90	138	Jan/68	Dec/42	(5)	9.32%
	C. Novos-Santana do Matos, C1	38.80	138	Dec/67	Dec/42	(5)	9.32%
	Santana do Matos-Açu, C1	49.60	138	Dec/67	Dec/42	(5)	9.32%
	Santa Cruz II-C.Novos II, C1	55.00	138	Oct/65	Dec/42	(5)	9.32%
	Usina II-Zebu, C1	6.00	138	Dec/64	Dec/42	(5)	9.32%
	Abaixadora-Mulungu, C1	6.50	69	May/75	Dec/42	(5)	9.32%
	Abaixadora-Moxoto, C1	5.30	69	Oct/70	Dec/42	(5)	9.32%
	Abaixadora-Zebu, C1	5.40	69	Oct/72	Dec/42	(5)	9.32%
	Camacari-Camacari, C2	1.40	69	Jun/60	Dec/42	(5)	9.32%
	Cotegipe-Catu, C1	48.70	69	Jun/60	Dec/42	(5)	9.32%
	Cotegipe-Catu, C2	48.70	69	Jun/60	Dec/42	(5)	9.32%
	Jaboatao-Recife II, C1	3.10	69	Jan/65	Dec/42	(5)	9.32%
	M.Reduzido-M.Reduzido, C1	0.50	69	Apr/73	Dec/42	(5)	9.32%
	Matatu-Pituacu, C1	7.50	69	Jun/60	Dec/42	(5)	9.32%
	Matatu-Pituacu, C2	7.40	69	Jun/60	Dec/42	(5)	9.32%
	Pirapama II-Recife II, C1	21.30	69	Jan/65	Dec/42	(5)	9.32%
	Pituacu-Cotegipe, C1	22.10	69	Jun/60	Dec/42	(5)	9.32%
	Pituacu-Cotegipe, C2	21.90	69	Jun/60	Dec/42	(5)	9.32%
	Usina de Pedra-Jequié, C1	20.50	69	Nov/78	Dec/42	(5)	9.32%
	Vila Zebu-Itaparica, C1	27.00	69	Jul/77	Dec/42	(5)	9.32%
	Zebu-Moxoto, C1	7.20	69	Apr/83	Dec/42	(5)	9.32%
	Zebu-Xingo, C1	56.50	69	Aug/81	Dec/42	(5)	9.32%
Furnas	Foz do Iguaçu - Ivaiporã 1	322.00	765	Aug/89	Dec/42	(6)	-
	Foz do Iguaçu - Ivaiporã 2	323.00	765	Dec/86	Dec/42	(6)	-
	Foz do Iguaçu - Ivaiporã 3	331.00	765	Mar/99	Dec/42	(6)	-
	Itaberá - Ivaiporã 1	265.00	765	Aug/89	Dec/42	(6)	-
	Itaberá - Ivaiporã 2	264.00	765	Oct/82	Dec/42	(6)	-
	Itaberá - Ivaiporã 3	272.00	765	May/00	Dec/42	(6)	-
	Itaberá - Tijuco Preto 1	305.00	765	Jul/89	Dec/42	(6)	-
	Itaberá - Tijuco Preto 2	304.00	765	Oct/82	Dec/42	(6)	-
	Itaberá - Tijuco Preto 3	312.00	765	May/01	Dec/42	(6)	-
	Foz do Iguaçu - Ibiúna Bipolo 1	792.00	600	Mar/85	Dec/42	(6)	-
	Foz do Iguaçu - Ibiúna Bipolo 2	820.00	600	Aug/87	Dec/42	(6)	-
	Adrianópolis - Baixada Fluminense	19.00	500	May/04	Dec/42	(6)	-
	Adrianópolis - Cachoeira Paulista 1	171.00	500	Feb/74	Dec/42	(6)	-
	Adrianópolis – Grajaú	55.00	500	Dec/77	Dec/42	(6)	-
	Adrianópolis – Resende	115.00	500	Dec/79	Dec/42	(6)	-
	Adrianópolis - São José	33.00	500	Aug/91	Dec/42	(6)	-
	Angra - Cachoeira Paulista	103.00	500	Jun/77	Dec/42	(6)	-
	Angra - São José	133.00	500	Dec/98	Dec/42	(6)	-
	Angra - Zona Oeste	97.50	500	Dec/98	Dec/42	(6)	-
	Araraquara – Campinas	171.00	500	Jul/76	Dec/42	(6)	-
	Araraquara - Poços de Caldas	176.00	500	Apr/76	Dec/42	(6)	-
	Baixada Fluminense - Cachoeira Paulista	160.50	500	May/04	Dec/42	(6)	-
	Cachoeira Paulista - Campinas	223.00	500	Sep/77	Dec/42	(6)	-
	Cachoeira Paulista - Itajubá	53.00	500	Jul/02	Dec/42	(6)	-
	Cachoeira Paulista - Resende	56.00	500	Dec/79	Dec/42	(6)	-
	Cachoeira Paulista - Taubaté	83.00	500	Jun/83	Dec/42	(6)	-
	Cachoeira Paulista - Tijuco Preto 1	181.00	500	Nov/88	Dec/42	(6)	-
	Campinas - Itatiba	26.50	500	Mar/03	Dec/42	(6)	-
	Grajaú - Zona Oeste	79.00	500	Dec/98	Dec/42	(6)	-
	Gurupi – Miracema	255.00	500	Mar/99	Dec/42	(6)	-
	Ibiúna - Itatiba	86.50	500	Mar/03	Dec/42	(6)	-
	Itumbiara - São Simão	166.00	500	Jan/79	Dec/42	(6)	-
	Marimbondo - Água Vermelha	172.00	500	Aug/79	Dec/42	(6)	-
	Marimbondo - Araraquara 1	195.00	500	Apr/76	Dec/42	(6)	-
	Marimbondo - Araraquara 2	194.00	500	Aug/76	Dec/42	(6)	-
	Poços de Caldas – Itajubá	139.00	500	Jul/02	Dec/42	(6)	-
	Serra da Mesa – Gurupi 1	256.00	500	Mar/99	Dec/42	(6)	-
	Serra da Mesa - Samambaia 1	249.00	500	Mar/98	Dec/42	(6)	-
	Serra da Mesa - Samambaia 2	248.50	500	Jan/99	Dec/42	(6)	-
	Tijuco Preto - Taubaté	108.50	500	Mar/84	Dec/42	(6)	-
	Adrianópolis - Itutinga 1	199.00	345	Mar/68	Dec/42	(6)	-
	Adrianópolis - Itutinga 2	199.00	345	Aug/70	Dec/42	(6)	-
	Adrianópolis - Jacarepaguá 1	38.00	345	Mar/68	Dec/42	(6)	-
	Adrianópolis - Jacarepaguá 2	38.00	345	Aug/70	Dec/42	(6)	-
	Adrianópolis - Macaé	177.00	345	Sep/02	Dec/42	(6)	-
	Adrianópolis - Venda das Pedras	107.00	345	Nov/01	Dec/42	(6)	-
	Bandeirantes - Samambaia 1	157.00	345	Feb/99	Dec/42	(6)	-
	Bandeirantes - Samambaia 2	155.00	345	Feb/99	Dec/42	(6)	-
	Barro Branco - Ouro Preto	59.00	345	Mar/05	Dec/42	(6)	-
	Barro Branco - Padre Fialho	104.50	345	Mar/05	Dec/42	(6)	-
	Campinas - Guarulhos	88.00	345	Feb/03	Dec/42	(6)	-
	Campinas - Poços de Caldas	126.00	345	Oct/72	Dec/42	(6)	-
	Campos - Macaé 1	89.00	345	Nov/01	Dec/42	(6)	-
	Campos - Macaé 2	89.00	345	Sep/02	Dec/42	(6)	-
	Campos – Viana	199.00	345	Dec/05	Dec/42	(6)	-
	Campos – Vitória	224.00	345	Sep/78	Dec/42	(6)	-
	Corumbá - Brasília Sul	254.00	345	Mar/97	Dec/42	(6)	-
	Corumbá – Itumbiara	79.00	345	Mar/97	Dec/42	(6)	-
	Furnas - Estreito	112.00	345	Feb/70	Dec/42	(6)	-
	Furnas - Itutinga 1	198.00	345	Mar/68	Dec/42	(6)	-
	Furnas - Itutinga 2	199.00	345	Dec/69	Dec/42	(6)	-
	Furnas - Mascarenhas de Moraes	104.00	345	May/68	Dec/42	(6)	-
	Furnas – Pimenta	66.00	345	Mar/67	Dec/42	(6)	-
	Furnas - Poços de Caldas 1	131.00	345	Sep/63	Dec/42	(6)	-
	Furnas - Poços de Caldas 2	131.00	345	Apr/65	Dec/42	(6)	-
	Guarulhos - Ibiúna 1	75.00	345	Jun/90	Dec/42	(6)	-
	Guarulhos - Ibiúna 2	75.00	345	Jul/90	Dec/42	(6)	-
	Guarulhos – Nordeste	35.00	345	Mar/64	Dec/42	(6)	-
	Guarulhos - Poços de Caldas 1	182.00	345	Sep/63	Dec/42	(6)	-
	Guarulhos - Poços de Caldas 2	184.00	345	Nov/66	Dec/42	(6)	-
	Ibiúna - Tijuco Preto 1	97.00	345	Nov/83	Dec/42	(6)	-
	Ibiúna - Tijuco Preto 2	97.00	345	Jul/84	Dec/42	(6)	-
	Itumbiara - Bandeirantes 1	180.00	345	Jul/73	Dec/42	(6)	-
	Itumbiara - Bandeirantes 2	180.00	345	Jul/77	Dec/42	(6)	-
	Itumbiara - Porto Colômbia	201.00	345	Jun/73	Dec/42	(6)	-
	L.C.Barreto - Estreito 1	24.00	345	Mar/69	Dec/42	(6)	-
	L.C.Barreto - Estreito 2	24.00	345	Feb/70	Dec/42	(6)	-
	L.C.Barreto - Poços de Caldas 1	198.00	345	Nov/69	Dec/42	(6)	-
	L.C.Barreto - Poços de Caldas 2	197.00	345	Sep/70	Dec/42	(6)	-
	L.C.Barreto - Volta Grande	112.00	345	Jun/73	Dec/42	(6)	-
	Macaé - Venda das Pedras	122.00	345	Nov/01	Dec/42	(6)	-
	Marimbondo - Porto Colômbia	77.00	345	Oct/75	Dec/42	(6)	-
	Mascarenhas de Moraes - Estreito	13.00	345	Mar/69	Dec/42	(6)	-
	Mogi das Cruzes – Atibaia	64.50	345	Feb/71	Dec/42	(6)	-
	Mogi das Cruzes – Nordeste	25.00	345	Mar/64	Dec/42	(6)	-
	Pimenta – Barreiro	198.00	345	Mar/67	Dec/42	(6)	-
	Poços de Caldas – Atibaia	142.50	345	Feb/71	Dec/42	(6)	-
	Porto Colômbia - Volta Grande	45.00	345	Jun/73	Dec/42	(6)	-
	Brasília Sul - Samambaia 1	13.50	345	Feb/99	Dec/42	(6)	-
	Brasília Sul - Samambaia 2	14.00	345	Feb/99	Dec/42	(6)	-
	Viana – Vitória	26.00	345	Dec/05	Dec/42	(6)	-
	Vitória - Padre Fialho	220.50	345	Mar/05	Dec/42	(6)	-
	Barro Alto – Niquelândia	87.00	230	Oct/99	Dec/42	(6)	-
	Brasília Geral - Brasília Sul 1	13.00	230	Oct/72	Dec/42	(6)	-
	Brasília Geral - Brasília Sul 2	13.00	230	Nov/06	Dec/42	(6)	-
	Barro Alto – Águas Lindas	102.00	230	Mar/82	Dec/42	(6)	-
	Brasília Sul - Águas Lindas	30.00	230	Mar/82	Dec/42	(6)	-
	Brasília Sul – Pirineus	107.00	230	Sep/07	Dec/42	(6)	-
	Itumbiara - Cachoeira Dourada	44.00	230	Oct/73	Dec/42	(6)	-
	Itumbiara - Rio Verde 1	208.00	230	Jan/86	Dec/42	(6)	-
	Itumbiara - Rio Verde 2	202.00	230	Apr/92	Dec/42	(6)	-
	Manso – Nobres	-	230	Nov/00	Dec/42	(6)	-
	Pirineus – Xavantes C1	40.00	230	Nov/06	Dec/42	(6)	-
	Rio Verde - Barra do Peixe 1	240.00	230	Nov/87	Dec/42	(6)	-
	Rio Verde - Barra do Peixe 2	240.00	230	Feb/94	Dec/42	(6)	-
	Rio Verde - Cachoeira Dourada 1	175.00	230	Dec/86	Dec/42	(6)	-
	Rio Verde – Rondonópolis	257.00	230	Nov/82	Dec/42	(6)	-
	Serra da Mesa - Niquelândia	105.00	230	Oct/99	Dec/42	(6)	-
	Adrianópolis - Cepel C1	1.50	138	Apr/81	Dec/42	(6)	-
	Adrianópolis - Cepel C2	1.50	138	Apr/81	Dec/42	(6)	-
	Adrianópolis - Magé C1	48.00	138	Apr/73	Dec/42	(6)	-
	Adrianópolis - Magé C2	48.00	138	Jan/73	Dec/42	(6)	-
	Alcântara - Adrianópolis 1	19.50	138	Jul/76	Dec/42	(6)	-
	Alcântara - Adrianópolis 2	20.00	138	Dec/98	Dec/42	(6)	-
	Alcântara - Adrianópolis 3	20.00	138	Dec/98	Dec/42	(6)	-
	Alcântara - Imbariê - Adrianópolis	19.50	138	May/75	Dec/42	(6)	-
	Angra - Angra (Ampla)	34.00	138	Apr/71	Dec/42	(6)	-
	Angra - Jacuacanga	34.00	138	Oct/77	Dec/42	(6)	-
	Angra - Santa Cruz	96.00	138	Oct/77	Dec/42	(6)	-
	Cachoeira Paulista - Volta Redonda 1	105.00	138	Nov/86	Dec/42	(6)	-
	Cachoeira Paulista - Volta Redonda 2	105.00	138	Jun/87	Dec/42	(6)	-
	Campos - Cachoeiro do Itapemirim C1	106.00	138	Feb/73	Dec/42	(6)	-
	Campos - Cachoeiro do Itapemirim C2	106.00	138	Feb/73	Dec/42	(6)	-
	Campos – Iriri	97.00	138	Aug/73	Dec/42	(6)	-
	Campos - Rocha Leão	110.00	138	Feb/73	Dec/42	(6)	-
	Couto Magalhães - Parque das Emas	80.50	138	Jan/77	Dec/42	(6)	-
	Iriri - Rocha Leão	13.00	138	Aug/73	Dec/42	(6)	-
	Jacarepaguá - Ari Franco	10.00	138	Dec/67	Dec/42	(6)	-
	Jacarepaguá – Cosmos	24.00	138	Dec/67	Dec/42	(6)	-
	Jacarepaguá - Mato Alto	16.00	138	Sep/73	Dec/42	(6)	-
	Jacarepaguá – Paciência	23.00	138	Nov/72	Dec/42	(6)	-
	Paciência – Palmares	5.00	138	Nov/72	Dec/42	(6)	-
	Jacarepaguá – ZIN	33.00	138	Nov/72	Dec/42	(6)	-
	Jacuacanga - Brisamar	44.00	138	Oct/77	Dec/42	(6)	-
	Manso – Nobres	-	138	Aug/99	Dec/42	(6)	-
	Muriqui - Angra (Ampla)	36.00	138	Apr/71	Dec/42	(6)	-
	Muriqui - Brisamar	20.00	138	Apr/71	Dec/42	(6)	-
	Mato Alto - Palmares	13.00	138	Sep/73	Dec/42	(6)	-
	Parque das Emas - Rio Claro	87.50	138	Jan/77	Dec/42	(6)	-
	Rio Verde - Cachoeira Dourada 2	174.00	138	Aug/77	Dec/42	(6)	-
	Rio Verde - Rio Claro	87.00	138	Jan/77	Dec/42	(6)	-
	Rocha Leão - Magé 1	108.00	138	Jan/73	Dec/42	(6)	-
	Rocha Leão - Magé 2	108.00	138	Jan/73	Dec/42	(6)	-
	Santa Cruz - Brisamar 1	20.00	138	Oct/77	Dec/42	(6)	-
	Santa Cruz - Brisamar 2	13.00	138	Apr/71	Dec/42	(6)	-
	Santa Cruz - Jacarepaguá	38.00	138	Oct/72	Dec/42	(6)	-
	Santa Cruz - Palmares 1	14.00	138	Nov/72	Dec/42	(6)	-
	Santa Cruz - Palmares 2	14.00	138	Sep/73	Dec/42	(6)	-
	Santa Cruz – ZIN	5.00	138	Nov/72	Dec/42	(6)	-
	Santa Cruz - ZIN - Ari Franco	31.00	138	Dec/67	Dec/42	(6)	-
	Santa Cruz - ZIN - Cosmos	17.00	138	Dec/67	Dec/42	(6)	-
	Imbariê São José C1	18.00	138	Dec/98	Dec/42	(6)	-
	Imbariê São José C2	18.00	138	Dec/98	Dec/42	(6)	-
	São José - Magé C1	46.00	138	Jun/01	Dec/42	(6)	-
	São José - Magé C2	46.00	138	Jun/01	Dec/42	(6)	-
	Campos Usina - Campos SE C1	1.00	138	Jul/77	Dec/42	(6)	-
	Campos Usina - Campos SE C2	1.00	138	Jul/87	Dec/42	(6)	-
	Eletrodo de Terra - Foz do Iguaçu 1	16.00	25	Apr/85	Dec/42	(6)	-
	Eletrodo de Terra - Foz do Iguaçu 2	15.00	25	Aug/87	Dec/42	(6)	-
	Eletrodo de Terra - Ibiúna 1	67.00	25	Apr/85	Dec/42	(6)	-
	Eletrodo de Terra - Ibiúna 2	67.00	25	Aug/87	Dec/42	(6)	-
Eletrosul	Areia/Bateias	220.30	525	Jun/00	Dec/42	11.61	IPCA
	Areia / Segredo	57.80	525	Aug/92	Dec/42	3.05	IPCA
	Areia / Gov. Bento Munhoz 1	10.70	525	Sep/80	Dec/42	1.37	IPCA
	Areia / Gov. Bento Munhoz 2	10.90	525	Aug/81	Dec/42
	Areia/Campos Novos	176.30	525	Sep/82	Dec/42	9.29	IPCA
	Areia/Curitiba	235.82	525	Jun/00	Dec/42	12.43	IPCA
	Areia/Ivaiporã	173.20	525	May/82	Dec/42	9.13	IPCA
	Blumenau / /Curitiba	135.70	525	Dec/83	Dec/42	7.15	IPCA
	Campos Novos / Caxias	203.30	525	Dec/01	Dec/42	10.71	IPCA
	Campos Novos / Machadinho	50.30	525	Jan/02	Dec/42	2.65	IPCA
	Cascavel D'Oeste /Guaíra	126.20	525	Apr/01	Dec/42	2.78	IPCA
	Caxias / Gravataí	78.70	525	Dec/01	Dec/42	4.15	IPCA
	Caxias / Itá	256.00	525	Feb/02	Dec/42	13.49	IPCA
	Curitiba –Bateias	33.50	525	Jun/00	Dec/42	1.77	IPCA
	Gravataí – Nova Santa Rita	29.03	525	Apr/06	Dec/42	1.68	IPCA
	Itá – Nova Santa Rita	314.75	525	Apr/06	Dec/42	16.59	IPCA
	Itá / Machadinho	70.10	525	Jan/02	Dec/42	4.17	IPCA
	Itá / Salto Santiago	186.80	525	Sep/87	Dec/42	9.84	IPCA
	Ivaiporã / Londrina	121.90	525	Apr/88	Dec/42	6.42	IPCA
	Ivaiporã / Salto Santiago	165.55	525	May/82	Dec/42	8.72	IPCA
	Ivaiporã Eletrosul / Ivaiporã Furnas 1	0.79	525	Sep/82	Dec/42	0.16	IPCA
	Ivaiporã Eletrosul / Ivaiporã Furnas 2	0.76	525	Feb/92	Dec/42
	Ivaiporã Eletrosul / Ivaiporã Furnas 3	0.76	525	Jun/04	Dec/42
	Salto Santiago / Segredo	60.90	525	Aug/92	Dec/42	3.21	IPCA
	Salto Santiago/SE Salto Santiago 1, 2 e 3	2.10	525	Aug/92	Dec/42	0.09	IPCA
	Anastácio – Dourados	210.90	230	Aug/94	Dec/42	4.55	IPCA
	Areia / Ponta Grossa Norte	181.60	230	Oct/76	Dec/42	3.92	IPCA
	Areia / Salto Osório 1	156.27	230	Jan/77	Dec/42	6.74	IPCA
	Areia / Salto Osório 2	156.16	230	Dec/76	Dec/42
	Areia / São Mateus do Sul	129.00	230	Jul/90	Dec/42	2.78	IPCA
	Assis / Londrina Copel	114.30	230	Mar/79	Dec/42	2.47	IPCA
	Atlândida 2 / Osório 2	36.00	230	May/07	Dec/42	0.97	IPCA
	Atlântida 2/Gravataí 3	100.17	230	Apr/08	Dec/42	2.16	IPCA
	Biguaçu – Gaspar	110.00	230	Mar/15	Dec/42	2.28	IPCA
	Biguaçu – Desterro (Continente)	56.58	230	Dec/08	Dec/42	1.22	IPCA
	Biguaçu –Jorge Lacerda B	129.50	230	Oct/80	Dec/42	2.80	IPCA
	Biguaçu –Palhoça	20.40	230	Oct/08	Dec/42	0.55	IPCA
	Blumenau – Itajaí 1	37.55	230	Jan/02	Dec/42	1.28	IPCA
	Blumenau – Itajaí 2	37.55	230	Mar/02	Dec/42
	Blumenau – Joinville	67.00	230	Sep/79	Dec/42	1.45	IPCA
	Blumenau – Joinville Norte	72.85	230	Apr/79	Dec/42	1.57	IPCA
	Blumenau – Palhoça	133.90	230	Jan/84	Dec/42	2.89	IPCA
	Campo Mourão / Apucarana	114.50	230	Feb/76	Dec/42	2.47	IPCA
	Campo Mourão /Maringá	79.90	230	Feb/76	Dec/42	1.72	IPCA
	Campo Mourão /Salto Osório 1	181.20	230	Feb/76	Dec/42	7.83	IPCA
	Campo Mourão /Salto Osório 2	181.30	230	May/76	Dec/42
	Canoinhas /São Mateus do Sul	47.70	230	Feb/88	Dec/42	1.03	IPCA
	Cascavel /Cascavel D'Oeste	9.90	230	Apr/01	Dec/42	0.26	IPCA
	Caxias / Caxias 5	22.49	230	Jun/09	Dec/42	0.53	IPCA
	Curitiba /Joinville Norte	96.36	230	Nov/76	Dec/42	2.08	IPCA
	Curitiba /São Mateus do Sul	116.70	230	Jul/90	Dec/42	2.52	IPCA
	Curitiba –Joinville	99.70	230	Jun/77	Dec/42	2.15	IPCA
	Dourados –Guaíra	226.50	230	Nov/91	Dec/42	4.89	IPCA
	El Dorado / Guaíra	16.90	230	Oct/82	Dec/42	0.32	IPCA
	Farroupilha /Caxias 5	17.90	230	Oct/05	Dec/42	0.43	IPCA
	Farroupilha /Monte Claro	30.96	230	Sep/04	Dec/42	1.34	IPCA
	Farroupilha /Monte Claro2	31.00	230	Sep/04	Dec/42
	Monte Claro – Passo Fundo	211.50	230	Sep/04	Dec/42
	Foz do Chapecó/Xanxerê1	77.60	230	Oct/10	Dec/42	(7)	IPCA
	Foz do Chapecó/Xanxerê2	77.60	230	Oct/10	Dec/42	(7)	IPCA
	Gaspar/Blumenau	15.00	230	Mar/15	Dec/42	0.24	IPCA
	Gravataí 3/Seccionamento LT Gravataí 2 - CIAG (2 x 3,2 km em CS)	6.40	230	Nov/07	Dec/42	0.06	IPCA
	Joinville – Joinville Norte	5.27	230	Nov/76	Dec/42	0.14	IPCA
	Joinville / Vega do Sul 1	44.10	230	Nov/02	Dec/42	1.50	IPCA
	Joinville / Vega do Sul 2	44.10	230	Nov/02	Dec/42
	Jorge Lacerda "B"/ Palhoça	120.60	230	Aug/05	Dec/42	2.60	IPCA
	Jorge Lacerda / Siderópolis 1	49.40	230	Jun/79	Dec/42	2.09	IPCA
	Jorge Lacerda / Siderópolis 2	47.30	230	Aug/79	Dec/42
	Jorge Lacerda A / Jorge Lacerda B 2	0.80	230	Oct/07	Dec/42	0.04	IPCA
	Jorge Lacerda A /Jorge Lacerda	0.80	230	Dec/79	Dec/42
	Jorge Lacerda B / Jorge Lacerda C 1	0.50	230	Feb/97	Dec/42	0.02	IPCA
	Jorge Lacerda B / Jorge Lacerda C 2	0.50	230	Feb/97	Dec/42
	Lajeado Grande / Caxias 5	65.60	230	Oct/05	Dec/42	1.42	IPCA
	Lajeado Grande / Forquilhinha	116.50	230	Sep/03	Dec/42	0.30	IPCA
	Londrina – Apucarana	40.40	230	Apr/88	Dec/42	0.87	IPCA
	Londrina Eletrosul / Londrina Copel	31.60	230	Apr/88	Dec/42	0.68	IPCA
	Londrina(Eletrosul) / Assis	156.50	230	May/05	Dec/42	3.38	IPCA
	Londrina(Eletrosul) / Maringá	95.30	230	May/05	Dec/42	2.06	IPCA
	Monte Claro – Nova Prata	19.90	230	Sep/04	Dec/42	1.20	IPCA
	Passo Fundo – Xanxerê 1	79.30	230	May/75	Dec/42	3.42	IPCA
	Passo Fundo – Xanxerê 2	79.20	230	Nov/79	Dec/42
	Passo Fundo / Nova Prata 2	188.10	230	Nov/92	Dec/42	8.33	IPCA
	Passo Fundo / Passo Fundo 1	0.45	230	Mar/73	Dec/42	0.02	IPCA
	Passo Fundo / Passo Fundo 2	0.45	230	May/73	Dec/42
	Salto Osório – Xanxerê	162.00	230	Oct/75	Dec/42	3.50	IPCA
	Salto Osório / Pato Branco	85.90	230	Dec/79	Dec/42	1.85	IPCA
	Salto Osório / Salto Osório (1 a 6)	2.28	230	Nov/75	Dec/42	0.05	IPCA
	Siderópolis / Forquilhinha	27.60	230	Oct/11	Dec/42	0.30	IPCA
	Xanxerê / Pato Branco	79.60	230	Dec/79	Dec/42	1.72	IPCA
	Anastácio / Aquidauana 1	11.10	138	Nov/06	Dec/42	0.31	IPCA
	Anastácio / Aquidauana 2	11.10	138	Nov/06	Dec/42
	Araquari/Joinville GM	19.20	138	May/12	Dec/42	0.28	IPCA
	Biguaçu – Florianópolis	19.50	138	Feb/02	Dec/42	0.60	IPCA
	Biguaçu/ Florianópolis 2	19.50	138	Oct/90	Dec/42
	Biguaçu/Itajaí Fazenda	58.40	138	Oct/90	Dec/42	0.98	IPCA
	Biguaçu/Tijucas	27.28	138	Feb/02	Dec/42	0.51	IPCA
	Blumenau / Ilhota	40.20	138	Oct/88	Dec/42	0.77	IPCA
	Blumenau / Gaspar	29.00	138	Sep/89	Dec/42
	Campo Grande / Mimoso 1	108.30	138	Oct/83	Dec/42	4.61	IPCA
	Campo Grande / Mimoso 3	108.30	138	Sep/83	Dec/42
	Campo Grande / Mimoso 4	108.30	138	Sep/83	Dec/42
	Dourados das Nações / Ivinhema	94.70	138	Dec/83	Dec/42	0.25	IPCA
	Florianópolis / Palhoça 1	9.60	138	Nov/83	Dec/42	1.41	IPCA
	Florianópolis / Palhoça 2	9.60	138	Nov/83	Dec/42
	Ilhota – Picarras	14.80	138	Apr/94	Dec/42	0.28	IPCA
	Ilhota / Itajaí 1	7.89	138	Mar/02	Dec/42	0.15	IPCA
	Ilhota / Itajaí 2	7.89	138	Jan/02	Dec/42
	Ilhota/Araquari Hyosung	47.65	138	Sep/11	Dec/42	0.71	IPCA
	Ilhota/Gaspar	11.20	138	Oct/88	Dec/42	0.21	IPCA
	Itajaí / Camboriú Morro do Boi	13.31	138	Feb/02	Dec/42	0.27	IPCA
	Itajaí / Itajaí Fazenda	5.35	138	Mar/02	Dec/42	0.10	IPCA
	Ivinhema / Ivinhema2	30.00	138	Mar/82	Jan/44	0.36	IPCA
	Ivinhema2 / Porto Primavera	61.00	138	Mar/82	Dec/42	0.31	IPCA
	Joinville / Joinville Santa Catarina	10.00	138	Oct/99	Dec/42	0.21	IPCA
	Joinville Santa Catarina / Picarras	49.00	138	Oct/99	Dec/42	0.95	IPCA
	Joinville/Joinville GM	8.63	138	May/12	Dec/42	0.19	IPCA
	Jorge Lacerda A / Imbituba	45.70	138	Oct/80	Dec/42	0.87	IPCA
	Jorge Lacerda A / Palhoça	108.60	138	Oct/83	Dec/42	2.07	IPCA
	Jupiá – Mimoso 1	218.70	138	Feb/92	Dec/42	9.31	IPCA
	Jupiá – Mimoso 3	218.70	138	Jan/82	Dec/42
	Jupiá – Mimoso 4	218.70	138	Jan/82	Dec/42
	Palhoça/Palhoça Pinheira	21.66	138	Mar/82	Dec/42	0.35	IPCA
	Palhoça Pinheira/Imbituba	52.34	138	Mar/82	Dec/42	0.96	IPCA
	Tijucas/Camboríu Morro do Boi	23.13	138	Feb/02	Dec/42	0.45	IPCA
	Salto Osório / Salto Santiago	56.20	69	Oct/78	Dec/42	-	IPCA

(1) Last readjustment on 07/01/2016

(2) Lines in Isolated System.

(3) Exclusive use of Generating Eletronorte.

(4) The line has not yet been transferred to Eletronorte.

(5) These Transmission Lines are part of Concession Agreement No. 061/2001 which also include the substations listed below. The amount of active RAP related to this agreement, adjusted on 07/17/2016, is R$ 833,863,957.06.

(6) These Transmission Lines are part of Concession Agreement No. 062/2001 which also include the substations listed below. The amount of active RAP related to this agreement, readjusted on 06/01/2016, is R$ 983,043,089.94.

(7) Non-onerous transfer of assets of Foz do Chapecó Energia S.A.

Marketletter 3Q16

VII.4 Substation

VII.4.1 Substation  - Eneterprises renewed in terms of 12,783/13 Law

Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 09.30.16 (R$ million)(1)	Readjustment Index
Eletronorte	Altamira	120.3	PA	Jun/98	Dec/42	4.06	9.40%
	Cametá	23.6	PA	Aug/98	Dec/42	0.53	9.40%
	Carajás	0.3	PA	Nov/06	Dec/42	0.95	9.40%
	Guamá	454.0	PA	Dec/81	Dec/42	3.27	9.40%
	Marabá	1,063.8	PA	Oct/81	Dec/42	13.64	9.40%
	Rurópolis	300.6	PA	Dec/98	Dec/42	4.32	9.40%
	Santa Maria	600.2	PA	Sep/95	Dec/42	4.57	9.40%
	Tucuruí	969.0	PA	Oct/81	Dec/42	22.96	9.40%
	Transamazônica	60.3	PA	Dec/98	Dec/42	3.97	9.40%
	Tucuruí-Vila	58.4	PA	Jun/99	Dec/42	0.94	9.40%
	Utinga	602.0	PA	Dec/81	Dec/42	4.30	9.40%
	Vila do Conde	3,817.4	PA	Dec/81	Dec/42	24.51	9.40%
	Integradora	-	PA	Jul/13	Dec/42	0.47	9.40%
	São Luis I	401.7	MA	Dec/82	Dec/42	4.69	9.40%
	São Luis II	2,829.0	MA	Dec/82	Dec/42	28.58	9.40%
	Miranda II	500.6	MA	Jun/98	Dec/42	5.77	9.40%
	Peritoró	300.1	MA	Dec/82	Dec/42	3.79	9.40%
	Presidente Dutra	721.0	MA	Dec/82	Dec/42	16.33	9.40%
	Coelho Neto	130.0	MA	Jan/00	Dec/42	1.51	9.40%
	Imperatriz	1,842.2	MA	Dec/82	Dec/42	19.13	9.40%
	Porto Franco	399.0	MA	Feb/94	Dec/42	5.56	9.40%
	Colinas	1.5	TO	Mar/99	Dec/42	2.82	9.40%
	Miracema	362.5	TO	Mar/99	Dec/42	9.11	9.40%
	Barra do peixe	150.6	MT	Nov/93	Dec/42	6.21	9.40%
	Couto Magalhães	15.1	MT	Oct/81	Dec/42	0.97	9.40%
	Coxipó	571.2	MT	Jul/87	Dec/42	7.55	9.40%
	Jauru	600.5	MT	Jun/03	Dec/42	2.29	9.40%
	Nova Mutum	60.6	MT	Sep/96	Dec/42	1.03	9.40%
	Rondonopolis	400.9	MT	Jul/83	Dec/42	6.64	9.40%
	Sinop	356.0	MT	Sep/96	Dec/42	5.27	9.40%
	Sorriso	60.6	MT	Sep/96	Dec/42	1.28	9.40%
	Epitaciolândia	22.1	AC	Mar/08	Dec/42	(2)	9.40%
	SSna Madureira	18.8	AC	Oct/08	Dec/42	(2)	9.40%
	Rio Branco	423.0	AC	Nov/12	Dec/42	6.11	9.40%
	Ariquemes	120.3	RO	Aug/94	Dec/42	1.17	9.40%
	Ji-Paraná	380.6	RO	Sep/94	Dec/42	5.60	9.40%
	Porto Velho	525.6	RO	Jul/89	Dec/42	3.38	9.40%
	Abunã	110.6	RO	May/02	Dec/42	2.26	9.40%
	Samuel	0.3	RO	Jul/89	Dec/42	0.39	9.40%
	Pimenta Bueno	110.6	RO	Jun/08	Dec/42	3.65	9.40%
	Vilhena	120.6	RO	Oct/08	Dec/42	3.89	9.40%
	Jaru	30.2	RO	Sep/97	Dec/42	1.90	9.40%
	Coaracy Nunes	40.1	AP	Nov/75	Dec/42	(2)	-
	Portuária	20.0	AP	Apr/96	Dec/42	(2)	-
	Amapá	10.1	AP	Dec/01	Dec/42	(2)	-
	Tartarugalzinho	40.2	AP	Jun/00	Dec/42	(2)	-
	Calçoene	10.1	AP	May/02	Dec/42	(2)	-
	Santana	120.5	AP	Oct/75	Dec/42	(2)	-
	Santa Rita	80.0	AP	Dec/07	Dec/42	(2)	-
	Equatorial	80.0	AP	Aug/00	Dec/42	(2)	-
	Macapá II	53.4	AP	Nov/96	Dec/42	(2)	-
	Boa Vista	301.7	RR	Jul/01	Dec/42	1.00	-
Chesf	SS Elev. Usina Apolonio Sales	480.0	AL	Feb/77	Dec/42	(4)	-
	SS Elev. Usina Luiz Gonzaga	1,665.0	PE	May/88	Dec/42	(4)	-
	SS Elev. Paulo Afonso I Plant	202.5	BA	Jan/55	Dec/42	(4)	-
	SS Elev. Paulo Afonso II Plant	495.0	BA	Jan/62	Dec/42	(4)	-
	SS Elev. Paulo Afonso III Plant	960.0	BA	Jan/71	Dec/42	(4)	-
	SS Elev. Paulo Afonso IV Plant	2,700.0	BA	Nov/79	Dec/42	(4)	-
	SS Elev. Xingó Plant	3,330.0	SE	Nov/94	Dec/42	(4)	-
	SS Elev. Araras Plant	5.0	CE	Feb/60	Dec/42	(4)	-
	SS Elev. B. Esperança Plant	280.0	PI	Mar/70	Dec/42	(4)	-
	SS Elev. Funil Plant	43.2	BA	Jan/59	Dec/42	(4)	-
	SS Elev. Pedra Plant	27.0	BA	Nov/78	Dec/42	(4)	-
	SS Pau Ferro	301.0	PE	Aug/02	Dec/42	(4)	-
	SS Paraiso	200.0	RN	Feb/04	Dec/42	(4)	-
	SS Bom Nome	388.0	PE	Oct/63	Dec/42	(4)	-
	SS Irecê	229.0	BA	Sep/81	Dec/42	(4)	-
	SS Milagres	2,120.0	CE	Jan/64	Dec/42	(4)	-
	SS Mirueira	401.0	PE	Aug/78	Dec/42	(4)	-
	SS Moxotó	20.0	BA	Jan/72	Dec/42	(4)	-
	SS Mulungú	10.0	BA	May/75	Dec/42	(4)	-
	SS Pilões II	-	PB	Oct/12	Dec/42	(4)	-
	SS Coteminas	-	PB	Dec/09	Dec/42	(4)	-
	SS Brotas de Macaubas	-	BA	Jul/12	Dec/42	(4)	-
	SS Tacaratu (3)	-	PE	Dec/14	Dec/42	(4)	-
	SS Quixerê (3)	-	CE	Nov/14	Dec/42	(4)	-
	SS Campo Formoso	-	BA	Dec/15	Dec/42	(4)	-
	SS Jaguarari	-	BA	Jan/80	Dec/42	(4)	-
	SS Sapeaçu	-	BA	May/03	Dec/42	(4)	-
	SS Sobradinho	900.0	BA	Oct/79	Dec/42	(4)	-
	SS Sobral II	400.0	CE	Nov/73	Dec/42	(4)	-
	SS Tacaimbó	301.0	PE	Jun/85	Dec/42	(4)	-
	SS Cícero Dantas	101.0	BA	May/56	Dec/42	(4)	-
	SS Açu II	378.0	RN	Nov/89	Dec/42	(4)	-
	SS Angelim	310.0	PE	Jan/56	Dec/42	(4)	-
	SS Angelim II	-	PE	Jan/80	Dec/42	(4)	-
	SS Bongi	530.0	PE	May/56	Dec/42	(4)	-
	SS Campina Grande II	410.0	PB	May/64	Dec/42	(4)	-
	SS Itapebi	-	BA	Jan/03	Dec/42	(4)	-
	SS Funil	550.0	BA	Jan/56	Dec/42	(4)	-
	SS SSnhor Do Bonfim II	433.3	BA	May/81	Dec/42	(4)	-
	SS Eunápolis	400.0	BA	Sep/98	Dec/42	(4)	-
	SS Picos	173.0	PI	Jul/92	Dec/42	(4)	-
	SS Modelo Reduzido	12.5	BA	Jan/67	Dec/42	(4)	-
	SS Mossoró II	400.0	RN	Jan/77	Dec/42	(4)	-
	SS Barreiras	401.0	BA	Jun/96	Dec/42	(4)	-
	SS Sto. Antonio de Jesus	301.0	BA	Mar/97	Dec/42	(4)	-
	SS Icó	200.0	CE	May/97	Dec/42	(4)	-
	SS Mussuré II	401.0	PB	Mar/79	Dec/42	(4)	-
	SS Paulo Afonso	-	AL	Mar/74	Dec/42	(4)	-
	SS Penedo	302.0	AL	May/97	Dec/42	(4)	-
	SS Cauípe	201.0	CE	Mar/01	Dec/42	(4)	-
	SS Pici II	400.0	CE	May/05	Dec/42	(4)	-
	SS Piripiri	330.0	PI	Aug/73	Dec/42	(4)	-
	SS Pituaçu	402.0	BA	Mar/83	Dec/42	(4)	-
	SS Santa Cruz II	100.0	RN	Mar/63	Dec/42	(4)	-
	SS Banabuiú	121.0	CE	Jan/64	Dec/42	(4)	-
	SS Currais Novos II	103.0	RN	Nov/75	Dec/42	(4)	-
	SS Santana dos Matos II	50.0	RN	Nov/75	Dec/42	(4)	-
	SS Coremas	300.0	PB	Dec/90	Dec/42	(4)	-
	SS Fortaleza	405.0	CE	Jan/64	Dec/42	(4)	-
	SS Joairam	451.0	PE	Jul/06	Dec/42	(4)	-
	SS Juazeiro da Bahia II	402.0	BA	Apr/81	Dec/42	(4)	-
	SS Matatu	380.0	BA	Jan/65	Dec/42	(4)	-
	SS Natal II	401.0	RN	Jan/79	Dec/42	(4)	-
	SS Itabaianinha	240.0	SE	Feb/96	Dec/42	(4)	-
	SS Pirapama II	400.0	PE	Feb/72	Dec/42	(4)	-
	SS Russas II	300.0	CE	Nov/82	Dec/42	(4)	-
	SS Elizeu Martins	101.0	PI	Jan/06	Dec/42	(4)	-
	SS Boa Esperança 230 Kv	127.0	PI	Mar/70	Dec/42	(4)	-
	SS Boa Esperança 500 Kv	300.0	PI	Nov/80	Dec/42	(4)	-
	SS Xingó 500 Kv	-	SE	Nov/94	Dec/42	(4)	-
	SS Paulo Afonso IV	1,200.0	AL	Jan/79	Dec/42	(4)	-
	SS Recife II	2,410.0	PE	Jan/79	Dec/42	(4)	-
	SS S. João do Piaui	418.0	PI	Nov/80	Dec/42	(4)	-
	SS Zebu	38.0	AL	Nov/76	Dec/42	(4)	-
	SS Abaixadora	110.0	BA	Oct/67	Dec/42	(4)	-
	SS Bom Jesus da Lapa	162.0	BA	Sep/81	Dec/42	(4)	-
	SS Gov. Mangabeira	200.0	BA	Mar/60	Dec/42	(4)	-
	SS Quixadá	-	CE	Jul/03	Dec/42	(4)	-
	SS Jacaracanga	301.0	BA	Jan/82	Dec/42	(4)	-
	SS Ribeirão	300.0	PE	Oct/94	Dec/42	(4)	-
	SS Rio Largo II	301.0	AL	Dec/62	Dec/42	(4)	-
	SS Messias	1,201.0	AL	Nov/94	Dec/42	(4)	-
	SS Camaçari II	2,605.0	BA	Jan/79	Dec/42	(4)	-
	SS Catu	300.0	BA	May/56	Dec/42	(4)	-
	SS Cotegipe	302.0	BA	Jan/56	Dec/42	(4)	-
	SS Teresina	590.0	PI	Apr/70	Dec/42	(4)	-
	SS Fortaleza II	1,800.0	CE	May/00	Dec/42	(4)	-
	SS Goianinha	300.0	PE	Jan/61	Dec/42	(4)	-
	SS Teresina II	900.0	PI	May/00	Dec/42	(4)	-
	SS Delmiro Gouveia	401.0	CE	Jun/89	Dec/42	(4)	-
	SS Maceió	400.0	AL	Sep/02	Dec/42	(4)	-
	SS Itabaiana	223.0	SE	May/57	Dec/42	(4)	-
	SS Itaparica	10.0	PE	Jan/83	Dec/42	(4)	-
	SS Jardim	1,601.0	SE	Aug/79	Dec/42	(4)	-
	SS Sobral III	1,200.0	CE	Apr/00	Dec/42	(4)	-
	SS Xingó 69 Kv	12.5	SE	Jan/87	Dec/42	(4)	-
	SS Olindina	40.0	BA	Apr/80	Dec/42	(4)	-
	SS Luiz Gonzaga 500kv	-	PE	May/88	Dec/42	(4)	-
	SS Floresta II (3)	-	PE	Oct/14	/	(4)	-
Furnas (5)	Adrianópolis	3,290.0	RJ	Nov/70	Dec/42	(6)	-
	Angra	974.6	RJ	Apr/71	Dec/42	(6)	-
	Araraquara	-	SP	Apr/76	Dec/42	(6)	-
	Bandeirantes	1,433.3	GO	Oct/72	Dec/42	(6)	-
	Barro Alto	183.0	GO	Mar/82	Dec/42	(6)	-
	Brasília Geral	300.0	DF	Feb/60	Dec/42	(6)	-
	Brasília Sul	2,094.2	DF	Mar/73	Dec/42	(6)	-
	Cachoeira Paulista	583.3	SP	Oct/76	Dec/42	(6)	-
	Campinas	1,970.0	SP	Sep/72	Dec/42	(6)	-
	Campos	1,283.3	RJ	Feb/73	Dec/42	(6)	-
	Foz do Iguaçu	15,968.0	PR	Dec/82	Dec/42	(6)	-
	Grajaú	2,800.0	RJ	Dec/79	Dec/42	(6)	-
	Guarulhos	-	SP	Sep/63	Dec/42	(6)	-
	Gurupi	-	TO	Mar/99	Dec/42	(6)	-
	Ibiúna	12,050.4	SP	Apr/84	Dec/42	(6)	-
	Imbariê	-	RJ	Oct/68	Dec/42	(6)	-
	Iriri	-	RJ	Oct/09	Dec/42	(6)	-
	Itabera	-	SP	Sep/82	Dec/42	(6)	-
	Itutinga	-	MG	Apr/67	Dec/42	(6)	-
	Ivaiporã	10,956.0	PR	Oct/82	Dec/42	(6)	-
	Jacarepaguá	1,350.0	RJ	Dec/67	Dec/42	(6)	-
	Macaé	-	RJ	Nov/01	Dec/42	(6)	-
	Mogi das Cruzes	1,166.7	SP	Mar/64	Dec/42	(6)	-
	Niquelândia	-	GO	Oct/99	Dec/42	(6)	-
	Pirineus	-	GO	Nov/06	Dec/42	(6)	-
	Poços de Caldas	1,846.7	MG	Sep/63	Dec/42	(6)	-
	Resende	-	RJ	Apr/09	Dec/42	(6)	-
	Rio Verde	333.3	GO	Dec/75	Dec/42	(6)	-
	Rocha Leão	-	RJ	Dec/72	Dec/42	(6)	-
	Samambaia	4,250.0	DF	Mar/98	Dec/42	(6)	-
	São José	2,600.0	RJ	Aug/91	Dec/42	(6)	-
	Tijuco Preto	17,014.7	SP	Sep/82	Dec/42	(6)	-
	Viana	750.0	ES	Dec/05	Dec/42	(6)	-
	Vitória	969.2	ES	Nov/78	Dec/42	(6)	-
	Corumbá	556.0	GO	Mar/97	Dec/42	(6)	-
	Funil	300.0	RJ	Dec/69	Dec/42	(6)	-
	Furnas	1,399.2	MG	Sep/63	Dec/42	(6)	-
	Luiz C. Barreto	1,333.3	SP	Mar/69	Dec/42	(6)	-
	Marimbondo	2,393.3	MG	Aug/75	Dec/42	(6)	-
	Porto Colômbia	425.0	MG	Jul/73	Dec/42	(6)	-
	SS Barreiro / Cemig	350.0	MG	Jan/63	Dec/42	(6)	-
	SS Ouro Preto / Cemig	533.3	MG	Feb/04	Dec/42	(6)	-
	HPU Água Vermelha / AES Rio Grande	1,000.0	MG	Jan/02	Dec/42	(6)	-
	HPU Cachoeira Dourada / Celg	160.0	GO	Jan/86	Dec/42	(6)	-
	Margem Direita (HPU Itaipu) / Ande	7.0	Hernandarias/Paraguai	Apr/83	Dec/42	(6)	-
Eletrosul	Alegrete	83.0	RS	May/71	Dec/42	2.43	IPCA
	Anastácio	150.0	MS	Aug/94	Dec/42	2.34	IPCA
	Areia	672.0	PR	Aug/80	Dec/42	14.04	IPCA
	Assis (7)	336.0	SP	Mar/79	Dec/42	3.73	IPCA
	Atlântida 2	249.0	RS	May/07	Dec/42	3.58	IPCA
	Biguaçu	300.0	SC	Apr/08	Dec/42	4.89	IPCA
	Blumenau	1,962.0	SC	Apr/79	Dec/42	18.90	IPCA
	Campos Novos	2,466.0	SC	Sep/82	Dec/42	21.92	IPCA
	Canoinhas	375.0	SC	Feb/88	Dec/42	3.27	IPCA
	Caxias	2,016.0	RS	Dec/01	Dec/42	17.54	IPCA
	Caxias 5 (7)	215.0	RS	Jun/05	Dec/42	4.31	IPCA
	Charqueadas	88.0	RS	Jan/72	Dec/42	3.21	IPCA
	Curitiba	1,344.0	PR	Oct/80	Dec/42	15.72	IPCA
	Desterro	150.0	SC	Dec/08	Dec/42	2.32	IPCA
	Dourados	300.0	MS	Nov/87	Dec/42	5.06	IPCA
	Farroupilha	88.0	RS	Jun/73	Dec/42	4.24	IPCA
	Florianópolis	75.0	SC	Dec/74	Dec/42	2.45	IPCA
	Gravataí	2,016.0	RS	Sep/82	Dec/42	16.93	IPCA
	Gravataí 3	165.0	RS	Nov/07	Dec/42	3.09	IPCA
	Ilhota	100.0	SC	Dec/76	Dec/42	5.10	IPCA
	Itajaí	450.0	SC	Jan/02	Dec/42	5.56	IPCA
	Joinville	691.0	SC	Nov/74	Dec/42	9.73	IPCA
	Joinville Norte	300.0	SC	Jun/09	Dec/42	4.19	IPCA
	Jorge Lacerda "A"	399.8	SC	Jun/73	Dec/42	7.06	IPCA
	Londrina	1,344.0	PR	Apr/88	Dec/42	11.15	IPCA
	Nova Santa Rita	2,016.0	RS	Aug/09	Dec/42	16.25	IPCA
	Palhoça	384.0	SC	Jan/84	Dec/42	6.99	IPCA
	Passo Fundo	168.0	RS	Nov/92	Dec/42	5.38	IPCA
	Salto Osório	33.3	PR	Oct/75	Dec/42	3.61	IPCA
	Salto Santiago	15.0	PR	Nov/80	Dec/42	6.21	IPCA
	Santo Ângelo	1,344.0	RS	Dec/99	Dec/42	15.82	IPCA
	Siderópolis	352.0	SC	Apr/75	Dec/42	4.61	IPCA
	Tapera 2	166.0	RS	Mar/05	Dec/42	2.18	IPCA
	Xanxerê	600.0	SC	Jun/83	Dec/42	5.30	IPCA
	Line inputs, reactors, capacitor bank and other substation equipment	-	SC, PR and RS	Diverses	Dec/42	30.21	IPCA

(1) Last readjustment on 07/01/2016

(2) Substation in Isolated System.

(3) Substations transferred to Chesf by donation by accessory, according to contractual clause between ANEEL and the agents that needed to build these facilities.

(4) These Substations are part of Concession Agreement No. 061/2001 which also include the Transmission Lines listed above. The amount of active AAR related to this agreement, adjusted on 07/17/2016, is R$ 833,863,957.06.

(5) Total Transformation Capacity (Total MVA) = Operating Capacity + Reserve Capacity + Capacity under review.

(6) These Substations are part of Concession Agreement No. 062/2001 which also include the Transmission Lines listed above. The amount of active AAR related to this agreement, readjusted on 06/01/2016, is R$ 983,043,089.94.

(7) Transformers installed in third-party substations.

VII.4.2 Substation – Enterprises not renewed in terms of 12,783/13 Law

Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 09.30.16 (R$ Million)(1)	Readjustment Index
Eletronorte	Ribeiro Gonçalves	650.0	MA	Dec/11	Jan/39	5.58	9.32%
	Balsas	200.0	MA	Dec/11	Jan/39	1.67	9.32%
	São Luis III	300.3	MA	May/10	Mar/38	4.42	9.32%
	Miranda II (ATR1)	450.0	MA	Nov/10	Jan/39	10.14	9.32%
	Lucas do Rio Verde	75.0	MT	Apr/13	Jun/41	2.55	-3.75%
	Nobres	200.0	MT	Sep/13	Dec/41	2.05	9.32%
	Tucuruí	300.0	PA	Dec/14	Dec/41	2.24	9.32%
	Lechuga	450.0	AM	Mar/15	May/42	7.38	9.32%
	Porto Velho Collector	5438.4	RO	Mar/13	Feb/39	69.32	9.32%
	Miramar	450.0	PA	Apr/16	Apr/46	4.19	9.32%
Chesf	SS Elev. Usina de Curemas	5.0	PB	Jan/68	Nov/24	-	-
	SS Elev. Usina Term. Camaçari	400.0	BA	Sep/78	Aug/27	-	-
	SS Elev. Usina de Sobradinho	1200.0	BA	Oct/79	Feb/22	-	-
	SS Tauá II	202.0	CE	Dec/07	Mar/35	(4)	(4)
	SS Ibicoara	410.0	BA	Jan/11	Jun/37	(4)	(4)
	SS Santa Rita II	450.0	PB	Jul/12	Aug/39	(4)	(4)
	SS Suape III	300.0	PE	Jul/12	Jan/39	(4)	(4)
	SS Natal III	300.0	RN	Aug/12	Aug/39	(4)	(4)
	SS Zebu II	200.0	AL	Jul/12	Aug/39	(4)	(4)
	SS Brumado	-	BA	Aug/10	Jun/37	(4)	(4)
	SS Camaçari IV	2400.0	BA	Nov/12	Jul/40	9.72	9.32%
	SS Suape II	1200.0	PE	Dec/12	Jan/39	(4)	(4)
	SS Arapiraca III	100.0	AL	Jun/13	Oct/40	7.24	9.32%
	SS Extremoz II	150.0	RN	Feb/14	Nov/40	(4)	(4)
	SS João Câmara	360.0	RN	Feb/14	Nov/40	(4)	(4)
	SS Acaraú	200.0	CE	Apr/14	Nov/40	(4)	(4)
	SS Igaporã	450.0	BA	Jun/14	Nov/40	(4)	(4)
	SS Aquiraz II (2)	-	CE	Dec/13	-	(4)	(4)
	SS Pecém II (2)	-	CE	Oct/13	-	(4)	(4)
	SS Ceará Mirim II (2)	-	RN	Sep/14	-	(4)	(4)
	SS Bom Jesus da Lapa II	-	BA	Dec/15	Nov/40	(4)	(4)
	SS Igaporã III	750.0	BA	Dec/15	Jun/42	(4)	(4)
	SS Pindaí II	300.0	BA	Dec/15	Jun/42	(4)	(4)
	SS Campina Grande III (2)	-	PB	Dec/15	Oct/41	(4)	(4)
	SS Garanhuns II (2)	-	PE	Dec/15	Dec/41	(4)	(4)
	SS Lagoa Nova II	300.0	RN	Dec/15	Oct/41	3.45	9.32%
	SS Mirueira II	300.0	PE	Apr/16	Jun/42	(4)	(4)
	SS Polo	100.0	BA	Apr/16	Oct/40	1.31	9.32%
	SS Ibiapina II (3)	200.0	PI	Sep/16	Aug/41	3.56	9.32%
Furnas (9)	Zona Oeste	1200.0	RJ	Dec/14	May/42	9.52	IPCA
	Batalha	90.0	MG	Aug/06	Aug/41	(7)	-
	Campos	186.0	RJ	Dec/68	Jul/27	(7)	-
	Itumbiara	5075.0	MG	Mar/73	Feb/20	(7)	-
	Manso	312.5	MT	Nov/00	Feb/35	(7)	-
	Mascarenhas de Moraes	1650.7	MG	Dec/56	Oct/23	(7)	-
	Santa Cruz (5)	1544.0	RJ	Jun/67	Jul/15	(7)	-
	São Gonçalo	42.5	RJ	Jul/77	(6)	(7)	-
	Serra da Mesa	1576.4	GO	Mar/98	Nov/39	(7)	-
	Simplício	497.5	RJ	Aug/06	Aug/41	(7)	-
Eletrosul	Foz do Chapecó	150.0	RS	Dec/12	Jun/41	3.9	IPCA
	Missões	150.0	RS	Nov/10	Jan/39	5.2	IPCA
	Biguaçu	1344.0	SC	Apr/08	Mar/35	28.9	IPCA
	Concession 010/2005 - Lines/reactor inputs/capacitor bank / other substation equipment	-	SC	Diverses	Mar/35	10.4	IPCA
	Caxias 6	330.0	RS	Aug/12	Oct/40	4.1	IPCA
	Ijuí 2	166.0	RS	Apr/13	Oct/40	3.4	IPCA
	Lageado Grande	75.0	RS	Nov/12	Oct/40	1.7	IPCA
	Nova Petrópolis 2	83.0	RS	Nov/12	Oct/40	2.4	IPCA
	Concession 012/2010 - Line inputs at substations	-	RS	Jul/13	Oct/40	1.0	IPCA
	Frequency Converter Uruguaiana	109.7	RS	Sep/94	Jul/21	9.6	IPCA
	Ivinhema 2 (8)	300.0	MS	Jan/16	Jan/44	3.2	IPCA
	Biguaçu –expansion	300.0	SC	Oct/12	Dec/42	4.1	IPCA
	Itajaí – expansion	150.0	RS	Dec/13	Dec/42	1.0	IPCA
	Joinville Norte - expansion	150.0	SC	Sep/13	Dec/42	4.5	IPCA
	Joinville Norte – 2nd expansion	150.0	SC	Aug/16	Dec/42	0.0	IPCA
	Nova Santa Rita –expansion	672.0	RS	Dec/13	Dec/42	6.8	IPCA
	Tapera 2 - expansion	83.0	RS	Nov/12	Dec/42	1.9	IPCA
	Desterro - Expansion	150.0	SC	Jul/16	Dec/42
	Concession 057/2001 - Line / reactor inputs / capacitor bank / other substation equipment	-	SC, PR and RS	Diverses	Dec/42	11.7	IPCA
	Concession 005/2006 - Line / reactor inputs / capacitor bank / other substation equipment	-	RS and SC	Diverses	Apr/36	8.2	IPCA
	Concession 004/2004 - Line / reactor inputs / capacitor bank / other substation equipment	-	PR	Diverses	Feb/34	20.8	IPCA
	Concession 004/2008 - Line / reactor inputs / capacitor bank / other substation equipment	-	RS	Jan/10	Mar/38	0.7	IPCA

(1) Last readjustment on 07/01/2016

(2) Substations belonging to SPEs in which Chesf has its own equipment installed with at least one line input.

(3) Although energized, the reported revenue of SE Ibiapina is still foreseen since it has not yet entered commercial operation.

(4) The AAR of these SSs is informed jointly with that of the TLs, according to concession contract.

(5) Affected, but not yet extended.

(6) Extension denied.

(7) These facilities are not part of the Furnas transmission contracts.

(8) Transformers installed in third-party substations.        .

(9) Total Transformation Capacity (Total MVA) = Operating Capacity + Reserve Capacity + Capacity under review.

.

VIII.Distribution Data

VIII.1 Distribution Data

Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Municipalities Assisted	Substations
ED Acre	19,987	252,891	22	15
ED Alagoas	42,535	1,112,319	102	40
ED Amazonas Energia	47,909	934,770	61	24
ED Piauí	89,127	1,218,710	244	84
ED Rondônia	57,742	604,890	52	60
ED Roraima	3,644	111,324	1	3

VIII.2 Energy Sold – MWh

Company	1Q16	2Q16	3Q16
ED Acre	243,983	239,089	245,538
ED Alagoas	872,817	805,717	780,206
ED Amazonas Energia	1,503,876	1,460,731	1,541,332
ED Piauí	765,182	811,192	854,653
ED Rondônia	717,507	711,682	742,003
ED Roraima	200,319	190,045	200,564
Total	4,303,683	4,218,457	4,364,296

VIII.2.1 Energy Sold by Consumer Class

Distribution to	1Q16		2Q16		3Q16
	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Captive Market
Residential	39,418.18	1,765,186	36,290.31	1,713,191	40,905.36	1,757,768
Industrial	1,868.06	668,944	1,764.57	647,268	2,094.12	657,321
Commercial, services and others activities	15,551.83	954,772	14,894.94	944,999	17,957.26	937,101
Rural	994.95	201,328	929.77	166,163	831.85	182,003
Public Utilities	5,760.32	342,717	5,586.57	367,762	6,944.69	356,864
Public Ilumination	1,539.63	187,478	1,611.68	193,154	4,570.74	204,435
Public service	1,135.07	162,023	1,071.60	163,978	1,245.04	163,014
Own Consumption	63.1	8,778	57.37	7,934	74.28	9,270
Others	114.81	2,888	14.29	2,930	30.61	-
Captive Total	66,445.94	4,294,113.50	62,221.10	4,207,379	74,653.94	4,267,778
Free Customer
Residential	0.42	5,219	0.45	6,626	1.71	11,872
Industrial	4.97	8,052	4.57	9,117	6.61	8,279
Commercial, services and others activities	0.48	4,643	0.48	4,508	0.97	8,369
ED Amazonas Energia (1)	-	-	-	674	281.42	67,998
Free Customer Total	5.87	17,914	5.5	20,925	290.72	96,518

(1) ED Amazonas Energia does not make free customer separation by class.

VIII.3 Energy purchased for resale

Company	Buyer	1Q16		2Q16		3Q16
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
ED Acre	Eletrobras System	145.78	243,429.00	100.00	239,089	103.00	243,258
	Others	-	-	-	-	-	-
ED Alagoas	Eletrobras System	56.30	262,812	71.05	258,143	39.00	255,124
	Others	231.90	1,051,246	113.70	1,032,570	172.70	1,020,493
ED Amazonas Energia	Eletrobras System	-	2,062,635	153.61	871,902	-	2,249,102
	Others	133.36	511,184	161.03	612,984	156.76	500,223
ED Piauí	Eletrobras System	53.78	380,422	54.20	384,602	54.16	384,602
	Others	188.33	762,631	185.22	848,869	166.42	955,308
ED Rondônia	Eletrobras System	34.53	188,340	51.36	206,632	42.06	206,632
	Others	181.65	990,742	270.20	1,086,963	221.28	1,086,963
ED Roraima	Eletrobras System	58.29	261,740	55.13	247,561	56.09	251,873
	Others	46.97	38,822	46.60	23,172	57.95	23,764

VIII.4 Network Expansion – number of new connections

Company	1Q16	2Q16	3Q16
ED Acre	3,831	4,263	4,045
ED Alagoas	10,301	32,513	24,235
ED Amazonas Energia	11,328	9,745	9,189
ED Piaui	13,166	12,991	14,869
ED Rondonia	8,394	7,092	9,017
ED Roraima	909	1,461	1,333

VIII.5 Fuel used to produce electric energy

Company	Type (Unit)	1Q16		2Q16		3Q16
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil (L)	15,458,374.0	44.9	14,972,912.0	43.5	14,298,459.0	41.6
	Gas (m3)
ED Alagoas	Diesel Oil (L)	-	-	-	-
	Gas (m3)
ED Amazonas Energia	Diesel Oil (L)	117,843,801.0	392.2	113,541,586.0	379.3	122,110,310.0	406.4
	Gas (m3)	315,384,257.0	441.3	274,359,871.0	385.2	224,256,995.0	316,5
ED Piauí	Diesel Oil (L)	-	-	-	-
	Gas (m3)
ED Rondônia	Diesel Oil (L)	32,421,500.0	99.5	14,445,551.0	40.1	5,637,000.0	16.3
	Gas (m3)
ED Roraima	Diesel Oil (L)	10,937,402.3	26.0	6,569,168.0	20.2	6,614,134.0	16.3
	Gas (m3)

VIII.6 Quality Indicators and Operational Performance

Company	DEC/ Stoppage Duration – hours	FEC Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	39.3	30.3	411.2	9.9	14.5
ED Alagoas	17.3	12.5	226.8	10.3	16.0
ED Amazonas Energia	37.1	23.3	311.0	7.8	34.9
ED Piauí	17.2	11.7	396.4	12.2	18.5
ED Rondônia	21.9	15.0	384.1	11.2	18.1
ED Roraima	30.8	37.0	119.1	7.0	5.4

VIII.7 Default

Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Total
Public Utilities	3.48	29.95	37.67	8.13	31.84	7.82	118.89
Industrial	2.76	18.57	44.72	9.53	14.32	0.56	90.46
Residential	27.02	81.07	182.89	123.15	68.90	8.74	491.77
Commercial, services and others activities	9.06	33.58	79.04	44.20	24.18	2.65	192.71
Others	41.16	40.83	95.97	31.72	37.36	6.41	253.45
Total	83.47	204	440.30	216.73	176.6	26.18	1,147.28

IX.Employees  - Effective Headcount

IX.1 By Department

Company	Administrative	Operational	Total
Eletronorte	1,050	1,999	3,049
Chesf	1,496	3,060	4,556
Furnas	1,157	2,594	3,751
Eletronuclear	510	1,424	1,934
Eletrosul	522	782	1,304
CGTEE	109	489	598
Amazonas GT	107	355	462
Itaipu Binacional	983	376	1,359
ED Acre	156	94	250
ED Alagoas	316	789	1,105
ED Amazonas Energia	462	1,249	1,711
ED Piauí	224	1,626	1,850
ED Rondônia	168	535	703
ED Roraima	142	211	353
Eletropar	4	0	4
Total	7,406	15,583	22,989

IX.2 Complementary Work-force

Empresa Eletrobras	1Q16	2Q16	3Q16
Eletronorte	344	237	193
Chesf	0	0	0
Furnas	1,083	1,077	1,076
Eletronuclear	0	0	0
Eletrosul	0	0	0
CGTEE	0	0	0
Amazonas GT	0	0	0
Itaipu Binacional	0	0	0
ED Acre	402	402	402
ED Alagoas	467	541	568
ED Amazonas Energia	0	0	0
ED Piauí	1,564	1,602	1,279
ED Rondônia	947	1,374	1,537
ED Roraima	192	164	144
Eletropar	0	0	0
Total	4,999	5,397	5,199

X. Investments

X.1 Total Investment

Generation	1Q16	2Q16	3Q16	2016 Budget
Eletrobras	-	-	-	-
Eletronorte	0.99	0.49	0.39	436.05
Chesf	2.48	2.63	27.55	42.53
Furnas	7.15	4.32	4.70	74.74
Eletronuclear	253.88	337.20	89.74	1,209.91
Eletrosul	13.43	0.19	0.06	55.35
CGTEE	1.26	0.53	0.70	-
Amazonas GT	14.91	63.72	56.74	281.35
Itaipu Binacional	-	-	-	-
ED Amazonas Energia	-	1.84	3.25	8.00
Other Companies (*)	-	-	-	50.34

(*) Includes the companies Generadores Eólicas Winds Angelim, Winds of Santa Rosa, Ventos de Uirapuru, Arara Azul, Bentevi, Ouro Verde I, II and III, Wind Energy V, VI, VII, VIII, IX, Eólicas Hermenegildo I, II and III And Eólicas Chuí I

Generation - Maintenance	1Q16	2Q16	3Q16	2016 Budget
Eletrobras	-	-	-	-
Eletronorte	1.79	0.74	2.74	-
Chesf	8.40	8.03	6.63	35.53
Furnas	5.21	12.62	5.37	36.19
Eletronuclear	7.01	40.30	22.10	165.51
Eletrosul	0.40	0.04	0.37	7.63
CGTEE	1.13	1.16	0.59	25.93
Amazonas GT	0.04	0.05	0.66	7.33
Itaipu Binacional	-	-	-	-
ED Amazonas Energia	-	3.35	1.08	19.44

Generation – Partnership Investments	1Q16	2Q16	3Q16	2016 Budget
Eletrobras	255.00	133.50	95.25	601.80
Eletronorte	364.16	235.74	135.45	1,303.04
Chesf	266.18	10.00	397.58	648.69
Furnas	349.10	91.32	165.45	724.03
Eletronuclear	-	-	-	-
Eletrosul	143.33	94.45	110.49	578.05
CGTEE	-	-	-	-
Amazonas GT	-	-	-	-
Itaipu Binacional	-	-	-	-
ED Amazonas Energia	-	-	-	-
Other Companies (*)				16.30

(*) Includes the company Brasventos Energia (Holding Eólicas Furnas)

Transmission	1Q16	2Q16	3Q16	2016 Budget
Eletrobras	4.40	-	-	-
Eletronorte	86.35	94.69	64.89	-
Chesf	178.42	137.22	96.84	117.31
Furnas	40.83	49.79	30.29	180.83
Eletrosul	21.15	35.69	34.90	125.76
Amazonas GT	0.53	0.14	0.23	-
ED Amazonas Energia	-	-	-	-
Other Companies (*)	0.48	1.61	0.88	259.24

(*) Includes the companies Uirapuru, TSBE, TSLE, LVTE, FOTE and Transenergia Goiás

Transmission - Maintenance	1Q16	2Q16	3Q16	2016 Budget
Eletrobras	-	-	-	-
Eletronorte	5.24	3.93	10.46	-
Chesf	29.27	26.15	21.55	667.75
Furnas	33.58	48.04	24.41	192.84
Eletrosul	0.80	0.54	1.60	9.98
Amazonas GT	-	-	-	4.97
ED Amazonas Energia	-	-	-	-

Transmission – Partnership Investments	1Q16	2Q16	3Q16	2016 Budget
Eletrobras	-	-	-	-
Eletronorte	18.00	196.96	123.68	-
Chesf	0.74	-	-	0.74
Furnas	29.91	191.35	258.76	727.82
Eletrosul	1.60	1.50	1.09	38.63
Amazonas GT	-	-	-	-
ED Amazonas Energia	-	-	-	-

.

Distribution	1Q16	2Q16	3Q16	2016 Budget
ED Acre	4.53	7.83	4.60	61.42
ED Alagoas	13.44	20.06	36.03	-
ED Amazonas Energia	20.61	34.18	54.38	190.75
ED Piauí	12.14	14.90	22.58	98.80
ED Rondônia	15.79	18.31	19.96	67.35
ED Roraima	4.84	7.59	3.28	16.27
Celg D	51.50	54.82	50.95	302.72

Distribution - Maintenance	1Q16	2Q16	3Q16	2016 Budget
ED Acre	2.56	2.05	2.12	3.44
ED Alagoas	8.35	10.82	16.82	155.37
ED Amazonas Energia	12.15	10.32	12.19	179.03
ED Piauí	6.74	14.02	9.11	63.27
ED Rondônia	8.44	10.22	5.49	135.89
ED Roraima	0.69	0.79	1.98	19.07
Celg D	10.07	11.65	35.07	105.43

Others	1Q16	2Q16	3Q16	2016 Budget
Eletrobras	0.06	0.05	0.13	17.83
Eletronorte	3.39	4.29	4.71	-
Chesf	12.30	16.45	12.59	53.57
Furnas	14.78	16.81	23.75	92.41
Eletronuclear	0.35	2.08	5.15	19.04
Eletrosul	1.41	0.42	1.08	9.36
CGTEE	0.29	1.02	0.05	5.50
Amazonas GT	0.04	-	0.01	1.47
Itaipu Binacional	-	-	-	-
ED Acre	7.50	7.27	9.09	-
ED Alagoas	9.05	7.83	5.45	-
ED Amazonas Energia	17.96	33.02	23.09	20.38
ED Piauí	2.48	4.08	14.54	14.51
ED Rondônia	7.32	11.61	10.07	7.13
ED Roraima	0.74	0.62	1.09	4.50
Celg D	13.52	7.70	12.93	45.45
Other Companies(*)	0.42	1.49	0.66	10.71

(*) Include the companies Cepel, Eletropar, Brasil Ventos Energia and Uirapuru.

X.2 New Investments

X.2.1 Generation

X.2.1.1 Integral Responsibility

Eletrobras Companies	Plant	Location (State)	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	RCE		FCE(10)
			Total	Up to 3Q16						MW Avg	Avg Price (R$/MWh)	MW Avg
Chesf	WPP Casa Nova I	BA	800.00	663.75	180	61.4	Dec/18	(1)	(1)	(1)	(1)	(1)
	WPP Casa Nova II	BA	102.50	18.54	28	7.1	Dec/17	May/49 (2)	May /49 (2)	7.10	149.15	-
	WPP Casa Nova III	BA	93.10	15.64	24	5.5	Dec/17	May /49 (2)	May /49 (2)	5.50	149.15	-
Furnas	SHU Anta	RJ/MG	2,296,6 (3) Basis: Dec/08	2,487,90 (3)	28	15,9 (5)	GU1 and GU2: See (4)	Mar/07	-	15.38	207.01	-
Eletronuclear	Angra 3	RJ	20,579 (6)	8,064 (7)	1,405	1,214,2	Jan/23	Jul/08	Dec/62 (8)	n/a	n/a	n/a
Eletrosul	SHU Coxilha Rica (9)	SC	-	10.08	18	10.1	-	-	Jun/42	(9)	(9)	(9)
Amazonas GT	TPU Mauá 3	AM	1,183.28	78.62	590.75	507.2	Apr/17	Sep/12	Nov/44	-	-	-

(1) Wind farm project without grants and not-traded energy

(2) According to MME Ordinance No. 220 of 05.26.2014 and MME Ordinance No. 225 of 05.28.2014.

(3) Includes Simplicio, which is already in operation.

(4) Scheduled date for start of commercial operation of the generating units of SHU Anta as Correspondence DE.E.026.2016 of June 23, 2016, sent to ANEEL: GU1 - 05.01.2018 and UG2 – 09.01.2018. It is worth mentioning that the contract supplier consortium was terminated.

(5) Assured Energy is only the increase to occur when the Anta commercial operation. It does not include the assured energy of Simplicio, reported in Section 1.2.

(6) Includes direct costs of R$ 21,051.2 million approved in RDE 1302.007/16 07.26.2016, approving the new date entry. With indirect costs of R$ 26,144.0 million.

(7) Includes estimated direct and indirect costs.

(8) No operating license for Angra 3. It is considered 40 years from 01.01.2021 by analogy with Angra 2.

(9) Start of construction and indefinite operation negative opinion function of the National Artistic Heritage Institute - IPHAN.

(10) Total amount of tradable energy, including contracted and non-contracted

X.2.1.2 Special Proposed Company

SPE	Plant	Eletrobras Companies (%)	location (State)	Installed Caapacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners	RCE		FCE(7)
									Total	Up to 3Q16			MW Average	Price Avg (R$/MWh)	MW Average
Norte Energia S.A. (1])	HPU Belo Monte	Eletronorte (19.98%) Chesf (15%) Eletrobras Holding (15%)	PA	11,233.10	4,418.90	Apr/16	Aug/11	Aug/45	Final Basis: 35,131.72 April Basis/10: 27,706.00	30,820.09	87.62%	Eletrobras Holding (15.00%) Chesf (15.00%) Eletronorte (19.98%) Privados (50.02%)	(6)	124.00	(6)
Cia. Energética Sinop S.A.	HPU Sinop	Eletronorte (24.5%) Chesf (24.5%)	MT	400.00	239.8	Jan/18	Dec/13	Dec/47	2,598.76	1,616.95	62.22%	Chesf (24.5%) Eletronorte (24.5%) EDFNT (51.00%)	209.33	109.40	27.25
ESBR Participações S.A. (2)	HPU Jirau	Chesf (20%) Eletrosul (20%)	RO	3,750.00	2,205.10	Sep/13	Dec/09	Aug/43	19,385.00	19,010.35	98.00%	Suez Energy (40%) Mizha Energia (20%) Eletrosul (20%)	1,649.41	124.00	555.69
Acauã Energia S.A.	WPP Acauã	Chesf (99.93%)	BA	12.00	3.1	May/17	May/15	Apr/49	38.40 (3)	32.20	80.4% (4)	Sequóia (0.00668%)	3.10	134.69	0
Angical 2 Energia S.A.	WPP Angical 2	Chesf (99.96%)	BA	14.00	5.1	Feb/17	May/15	Apr/49	59.40 (3)	47.30	78.2% (4)	Sequóia (0.04%)	5.10	134.69	0
Arapapá Energia S.A.	WPP Arapapá	Chesf (99.9%)	BA	10.00	2.2	Jul/17	May/15	Apr/49	30.20 (3)	19.10	53.6% (4)	Sequóia (0.1%)	2.20	134.69	0
Caititú 2 Energia S.A.	WPP Caititú 2	Chesf (99.96%)	BA	14.00	5.1	Oct/17	May/15	Apr/49	61.90 (3)	43.70	65.2% (4)	Sequóia (0.04%)	5.10	134.69	0
Caititú 3 Energia S.A.	WPP Caititú 3	Chesf (99.96%)	BA	14.00	4.7	Oct/17	May/15	Apr/49	60.50 (3)	42.60	65.6% (4)	Sequóia (0.04%)	4.70	134.69	0
Carcará Energia S.A.	WPP Carcará	Chesf (99.96%)	BA	10.00	4.6	Aug/17	May/15	Apr/49	62.90 (3)	48.70	75.4% (4)	Sequóia (0.04%)	4.60	134.69	0
Coqueirinho 2 Energia S.A.	WPP Coqueirinho 2	Chesf (99.98%)	BA	20.00	8.5	Feb/17	May/15	Jun/49	110.80 (3)	91.10	81.2% (4)	Sequóia (0.0238%)	8.50	147.69	0
Corrupião 3 Energia S.A.	WPP Corrupião 3	Chesf (99.96%)	BA	14.00	4.2	Sep/17	May/15	Apr/49	63.10 (3)	46.20	69.7% (4)	Sequóia (0.04%)	4.20	134.69	0
Papagaio Energia S.A.	WPP Papagaio	Chesf (99.96%)	BA	18.00	4.9	Jun/17	May/15	Jun/49	68.80 (3)	50.10	67.4% (4)	Sequóia (0.04%)	4.90	147.69	0
Tamanduá Mirim 2 Energia S.A.	WPP Tamanduá Mirim 2	Chesf (83.01%)	BA	24.00	8	Jun/17	May/15	Jun/49	108.20 (3)	84.90	72.7% (4)	Sequóia (16.99%)	8.00	156.83	0
Teiú 2 Energia S.A.	WPP Teiú 2	Chesf (99.95%)	BA	14.00	4.2	Aug/17	May/15	Apr/49	48.70 (3)	33.90	64.0% (4)	Sequoia (0.05%)	4.20	134.69	0
Madeira Energia S.A. (5)	HPU Santo Antônio	Furnas (39%)	RO	417.57	206.2	Mar/12	Aug/08	Jun/43	20,743.00	4027.40	99.90%	Odebrecth Energia(18.6%) Cemig (10.0%) SAAG (12.4%) Andrade Gutierrez (12.4%) Fundo de Invest. e Participações Amazônia Energia (20.0%)	n/d	n/d	n/d
Empresa de Energia São Manoel S.A.	HPU São Manoel	Furnas (33.33%)	MT/PA	700.00	421.7	From Jan/18	Aug/14	Apr/49	3,178.00	245.00	78.00%	EDP – Energias do Brasil S.A.(33.33%) CWEI (33.33%)	n/d	n/d	n/d
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.50	11.1	May/18	Aug/16	May/47	78.68	7.58		PF Participações (51.00%)	n/d	n/d	n/d
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	Furnas (49%)	CE	15.00	7.7	May/18	Aug/16	mar/47	78.68	5.05		PF Participações (51.00%)	n/d	n/d	n/d
Central Geradora Eólica Rosada S.A.	Rosada	Furnas (49%)	RN	30.00	13.4	May/18	Aug/16	May/48	78.68	9.57		PF Participações (51.00%)	n/d	n/d	n/d
Central Geradora Eólica São Paulo S.A.	São Paulo	Furnas (49%)	CE	17.50	8.1	May/18	Aug/16	Mar/47	78.68	5.59		PF Participações (51.00%)	n/d	n/d	n/d
Energia dos Ventos V S.A.	São Januário	Furnas (99.99%)	CE	19.20	9	Jul/19	Jan/17	Jul/47	109.06	10.69		Alupar(0%) Central Eólica Goiabeira (0.01%)	n/d	n/d	n/d
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (99.99%)	CE	28.80	12.8	Jul/19	Jan/17	Aug/47	109.06	10.69		Alupar(0%) Central Eólica Goiabeira (0.01%)	n/d	n/d	n/d
Energia dos Ventos VII S.A.	Jandaia	Furnas (99.99%)	CE	28.80	14.1	Jul/19	Jan/17	Aug/47	109.06	10.69		Alupar(0%) Central Eólica Goiabeira (0.01%)	n/d	n/d	n/d
Energia dos Ventos VIII S.A.	São Clemente	Furnas (99.99%)	CE	19.20	9.3	Jul/19	Jan/17	Jul/47	109.06	10.69		Alupar(0%) Central Eólica Goiabeira (0.01%)	n/d	n/d	n/d
Energia dos Ventos IX S.A.	Jandaia I	Furnas (99.99%)	CE	19.20	9.9	Jul/19	Jan/17	Jul/47	109.06	10.69		Alupar(0%) Central Eólica Goiabeira (0.01%)	n/d	n/d	n/d
Bom Jesus Eólica S.A.	Bom Jesus	Furnas (49%)	CE	18.00	8.1	May/18	Aug/16	Apr/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
Cachoeira Eólica S.A.	Cachoeira	Furnas (49%)	CE	12.00	5	May/18	Aug/16	Apr/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
Pitimbu Eólica S.A.	Pitimbu	Furnas (49%)	CE	18.00	7.2	May/18	Aug/16	Mar/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
São Caetano Eólica S.A.	São Caetano	Furnas (49%)	CE	25.20	11	May/18	Aug/16	Apr/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
São Caetano I Eólica S.A.	São Caetano I	Furnas (49%)	CE	18.00	7.7	May/18	Aug/16	Apr/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
São Galvão Eólica S.A.	São Galvão	Furnas (49%)	CE	22.00	9.5	May/18	Aug/16	Mar/49	136.16	8.10		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
Carnaúba I Eólica S.A.	Carnaúba I	Furnas (49%)	RN	22.00	9.4	May/18	Aug/16	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
Carnaúba II Eólica S.A.	Carnaúba II	Furnas (49%)	RN	18.00	7.3	May/18	Aug/16	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
Carnaúba III Eólica S.A.	Carnaúba III	Furnas (49%)	RN	16.00	7.5	May/18	Aug/16	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
Carnaúba V Eólica S.A.	Carnaúba V	Furnas (49%)	RN	24.00	10.1	May/18	Aug/16	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
Cervantes I Eólica S.A.	Cervantes I	Furnas (49%)	RN	16.00	7.1	May/18	Aug/16	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
Cervantes II Eólica S.A.	Cervantes II	Furnas (49%)	RN	12.00	5.6	May/18	Aug/16	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
Punaú I Eólica S.A.	Punaú I	Furnas (49%)	RN	24.00	11	May/18	Aug/16	Jul/49	142.02	7.83		Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	n/d	n/d	n/d
Geradora Eólica Arara Azul S.A.	Arara Azul	Furnas (90%)	RN	27.50	10.7	Oct/18	Jan/17	Nov/49	88.58	There is no amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)	n/d	n/d	n/d
Geradora Eólica Bentevi S.A.	Bentevi	Furnas (90%)	RN	15.00	5.7	Oct/18	Jan/17	Nov/49	88.58	There is no amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Bentevi Ltda (0.01%)	n/d	n/d	n/d
Geradora Eólica Ouro Verde I S.A.	Ouro Verde I	Furnas (90%)	RN	27.50	10.7	Oct/18	Jan/17	Nov/49	88.58	There is no amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde I Ltda (0.01%)	n/d	n/d	n/d
Geradora Eólica Ouro Verde II S.A.	Ouro Verde II	Furnas (90%)	RN	30.00	11.2	Oct/18	Jan/17	Nov/49	88.58	There is no amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde II Ltda (0.01%)	n/d	n/d	n/d
Geradora Eólica Ouro Verde III S.A.	Ouro Verde III	Furnas (90%)	RN	25.00	9.4	Oct/18	Jan/17	Nov/49	88.58	There is no amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde III (0.01%)	n/d	n/d	n/d
Geradora Eólica Ventos de Santa Rosa S.A.	Santa Rosa	Furnas (90%)	CE	20.00	8.4	Oct/18	Jan/17	Oct/49	91.20	There is no amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Santa Rosa Ltda (0.01%)	n/d	n/d	n/d
Geradora Eólica Ventos de Uirapuru S.A.	Uirapuru	Furnas (90%)	CE	28.00	12.6	Oct/18	Jan/17	Oct/49	91.20	There is no amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Uirapuru Ltda (0.01%)	n/d	n/d	n/d
Geradora Eólica Ventos do Angelim S.A.	Ventos de Angelim	Furnas (90%)	CE	24.00	10.3	Oct/18	Jan/17	Nov/49	91.20	There is no amount		Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Angelim Ltda (0.01%)	n/d	n/d	n/d
Consórcio Serra do Mel	Serra do Mel I	Furnas (90%)	RN	28.00	13	Oct/18	Jan/17	Oct/49	135.29	There is no amount		Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)	n/d	n/d	n/d
Consórcio Serra do Mel	Serra do Mel II	Furnas (90%)	RN	28.00	12.8	Oct/18	Jan/17	Oct/49	135.29	There is no amount		Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)	n/d	n/d	n/d
Consórcio Serra do Mel	Serra do Mel III	Furnas (90%)	RN	28.00	12.5	Oct/18	Jan/17	Nov/49	135.29	There is no amount		Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)	n/d	n/d	n/d
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Itaguaçu da Bahia	Furnas (49%)	BA	28.00	14	Feb/19	May/18	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	n/d	n/d	n/d
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Ventos de Santa Luiza	Furnas (49%)	BA	28.00	14.2	Feb/19	Jan/17	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	n/d	n/d	n/d
Geradora Eólica Ventos de Santa Madalena SPE S.A.	Ventos de Santa Madalena	Furnas (49%)	BA	28.00	14.7	Feb/19	Jan/17	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	n/d	n/d	n/d
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Ventos de Santa Marcella	Furnas (49%)	BA	28.00	13.6	Feb/19	Jan/17	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	n/d	n/d	n/d
Geradora Eólica Ventos de Santa Vera SPE S.A.	Ventos de Santa Vera	Furnas (49%)	BA	28.00	15.2	Feb/19	Jan/17	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	n/d	n/d	n/d
Geradora Eólica Ventos de Santo Antônio SPE S.A.	Ventos de Santo Antônio	Furnas (49%)	BA	28.00	16.1	Feb/19	Jan/17	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	n/d	n/d	n/d
Geradora Eólica Ventos de São Bento SPE S.A.	Ventos de São Bento	Furnas (49%)	BA	28.00	14.4	Feb/19	Jan/17	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	n/d	n/d	n/d
Geradora Eólica Ventos de São Cirilo SPE S.A.	Ventos de São Cirilo	Furnas (49%)	BA	28.00	14.7	Feb/19	Jan/17	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	n/d	n/d	n/d
Geradora Eólica Ventos de São João SPE S.A.	Ventos de São João	Furnas (49%)	BA	28.00	15	Feb/19	Jan/17	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	n/d	n/d	n/d
Geradora Eólica Ventos de São Rafael SPE S.A.	Ventos de São Rafael	Furnas (49%)	BA	28.00	13.8	Feb/19	Jan/17	Sep/49	144.93	6.96		Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	n/d	n/d	n/d
(1) Operating with 1,295 MW.

(2) Operating with 3,375 MW.

(3) Review of the business plan

(4) Small change compared with the previous quarter, as a result of the work stoppage.

(5) Installed capacity is still under implementation. Physical security is the additional value corresponding to the installed power still being implemented.

(6) Because the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the salable energy. However in the auction it was stipulated that the energy will be traded 70% in the RCE and 30% in the FCE.

(7) Total amount of tradable energy, including contracted and non-contracted

X.2.2 Transmission

X.2.2.1 Integral Responsability

X.2.2.1.1 Transmission Line

Eletrobras Companies	From - To	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
Eletronorte	TL Utinga - Miramar 230 kv - Adequation	3.06	68.00	230	Feb/16	Dec/42	0.04
	TL Jaurú / Coxipó - Port SS Várzea Grande	2.11	0.36	230	Jul/16	Dec/42	0.31
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Dec/17	Oct/38	7.02
	Funil-Itapebi C3	41.07	223.00	230	Dec/17	Apr/37	6.31
	Eunápolis-Teixeira Freitas II C2	44.15	152.00	230	Dec/17	Aug/39	7.44
	Pau Ferro-Santa Rita II	36.11	96.70	230	Nov/17	Aug/39	6.16
	Paraíso-Açu II	84.89	123.00	230	Oct/17	Nov/40	4.90
	Açu II-Mossoró II		69.00	0	Oct/17	Nov/40
	Morro do Chapéu II-Irecê	22.13	65.00	230	Nov/16	Oct/41	5.71
	Paraíso-Lagoa Nova II	33.11	65.00	230	Nov/16	Aug/41	6.37
	Teresina II-Teresina III	13.76	26.00	230	Dec/16	Dec/41	11.56
	Recife II-Suape II C2	41.91	44.00	230	Mar/18	Dec/41	7.86
	Camaçari IV-Sapeaçu	84.29	105.00	230	out/18	Dec/41	11.85
	Sapeaçu-Sto.Antonio de Jesus C3		31.00	230	Dec/17	Dec/41
	Jardim-N Sra do Socorro	13.6	1.30	230	Sep/17	May/42	20.09
	Messias-Maceió II		20.00	230	Aug/17	May/42
	Camaçari IV-Pirajá	47.07	45.00	230	Feb/18	May/42	12.10
	Pituaçú-Pirajá		5.00	230	Feb/18	May/42
	Mossoró II-Mossoró IV	81.74	40.00	230	Jul/17	Jun/42	16.44
	Ceará Mirim II-Touros II		56.17	230	Jul/17	Jun/42
	Russas II-Banabuiu C2		110.00	230	Dec/17	Jun/42
Furnas	TL Mascarenhas – Linhares and SS Linhares	67,2 (Base: Dez/08)	99	230	Dec/17	Jul/40	7.34
	TL Xavantes – Pirineus (1)	31,18 (Base: Set/11)	50	230	Dec/17	Dec/41	4.23
Eletrosul	Port. Jorge Lacerda A - Palhoça, in SS Garopaba	9.90	5.4	138	(2)	Dec/42	1.19
	Capivari do Sul - Viamão 3	53.11	71.8	230	Mar/18	Mar/45	225.98
	Capivari do Sul - Guaíba 3	223.42	170	525	Mar/18	Mar/45
	Capivari do Sul - Gravataí	94.15	73.7	525	Mar/18	Mar/45
	Guaíba 3 - Povo Novo C2	234.16	235.6	525	Mar/18	Mar/45
	Marmeleiro 2-Povo Novo C2	163.77	152	525	Mar/18	Mar/45
	Marmeleiro 2 - Santa Vitória do Palmar 2- C2	54.77	48.3	525	Mar/18	Mar/45
	Guaíba 3 -Nova Santa Rita C2	58.84	37	525	Mar/18	Mar/45
	Gravataí - Guaíba 3 C1	169.65	68.7	525	Mar/18	Mar/45
	Guaíba 2-Guaíba 3 C1	15.73	19.1	230	Mar/18	Mar/45
	Guaíba 2-Guaíba 3 C2	15.73	19.1	230	Mar/18	Mar/45
	Port. Nova Santa Rita - Povo Novo, in SS Guaíba 3	0.93	10.8	525	Mar/18	Mar/45
	Candiota 2 - Guaíba 3 C2	426.80	271	525	Mar/18	Mar/45
	Port. Bagé 2 - Presidente Médici, in SS Candiota 2	8.32	6.4	230	Mar/18	Mar/45
	Porto Alegre 1 - Porto Alegre 8 - Underground	22.99	4	230	Mar/18	Mar/45
	Porto Alegre 1 - Porto Alegre 12 - Underground	23.10	3.5	230	Mar/18	Mar/45
	Gravataí 3 - Salto Osório 3	50.75	67.5	230	Mar/18	Mar/45
	Port. Lagoa dos Barros-Osório 2	2.31	1.6	230	Mar/18	Mar/45
	Port. Nova Prata 2 - Passo Fundo (C1) in SS Vila Maria	1.69	0.8	230	Mar/18	Mar/45
	Port. Nova Prata 2 - Passo Fundo (C2) in SS Vila Maria	1.69	0.8	230	Mar/18	Mar/45
	Livramento 3 - Alegrete 2	63.84	122.1	230	Mar/18	Mar/45
	Livramento 3 - Santa Maria 3	125.71	224	230	Mar/18	Mar/45
	Livramento 3-Cerro Chato	7.98	6	230	Mar/18	Mar/45
	Livramento 3 - Maçambará 3	102.20	186.4	230	Mar/18	Mar/45
	Port. Maçambará - Santo Ângelo (C1) in SS Maçambará 3	0.36	1.2	230	Mar/18	Mar/45
	Port. Maçambará - Santo Ângelo (C2) in SS Maçambará 3	0.36	0.6	230	Mar/18	Mar/45

(1) The transmission line was energized in 03/25/2016, the detached form the circuit 1 (CELG), and still depends on the completion of the line inputs at substations associated with the project.

(2) The definition of operating start depends substation deployment Celesc distributor.

X.2.2.1.2 Substations

Eletrobras Companies	SS	Investment Total (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Eletronorte	SS Miramar - Stage 2 EL 230 kv p/ SS Utinga	10.57	---	230	Apr/16	Dec/42	2.15
	SS Rondonópolis - Stage AT4	15.92	---	230	Feb/16	Dec/42	1.92
	SS Tucuruí - Stage BY RLL	8.86	---	500	Feb/16	Dec/42	1.02
	SS Tucuruí - Stage AT2 e Pátio 230kv	73.70	---	500	Feb/16	Dec/42	8.24
	SS Utinga - EL 230kv p/ Miramar - C1 e C2	16.47	---	230	Feb/16	Dec/42	0.91
	SS Várzea Grande - EL 230kv	12.22	---	231	Feb/16	Dec/42	1.63
	SS Altamira - Stage IB	16.19	---	230 / 69	Jul/16	Dec/42	1.70
	SS Ribeiro Gonçalves - AT2	39.00	3 x 100	500 / 230	Jul/16	Dec/42	4.87
	SS Transamazônica – Adequation Area	34.63	---	230	Aug/16	Dec/42	4.28
	SS Rio Branco I - Stage RB	7.15	---	230 / 138	Sep/16	Dec/42	0.96
Chesf	SS 230/69 kv Morro do Chapéu II	24.33	150	BA	Nov/16	Oct/41	(1)
	SS 230/69 kv Teresina III	29.21	400	PI	Dec/16	Dec/41	(1)
	SS 230/69 kv N.S. Socorro	94.43	300	SE	Sep/17	May/42	(1)
	SS 230/69 kv Maceió II	0.00	400	AL	Aug/17	May/42	(1)
	SS 230/138 kv Poções II	0.00	200	BA	Jul/17	May/42	(1)
	SS 230/69 kv Pirajá	30.57	360	BA	Nov/17	May/42	(1)
	SS 230/69 kv Jaboatão II	68.77	300	PE	Nov/17	Jun/42	5.42
	SS 230/69 kv Touros II	46.18	150	RN	Jul/17	Jun/42	(1)
	SS 230/69 kv Mossoró IV	0.00	100	RN	Jul/17	Jun/42	(1)
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Dec/17	Oct/38	(1)
Eletrosul	Garopaba – Implementation of two modules EL	7.48	-	SC	(2)	Dec/42	0.91
	Biguaçu - Expansion "J"	37.58	672	SC	Feb/17	Mar/35	6.75
	Biguaçu - Expansion – Reactors bench Bar 525 kV - 200 MVAr	26.20	-	SC	Jun/17	Mar/35	4.36
	SS Nova Petrópolis - Expansion "A"	14.37	83	RS	Sep/18	Oct/40	1.53
	Lageado Grande II - Imp. 2nd Autotransf. 230/138 kV and connections	10.60	75	SC	Nov/16	Oct/40	1.57
	Canoinhas - Expansion "F"	8.78	150	SC	Jan/18	Dec/42	1.43
	Santo Ângelo - Expansion "G"	44.30	672	RS	Feb/18	Dec/42	7.58
	Tapera - Expansion "C" - 50 MVAr	8.15	-	RS	Jan/18	Dec/42	1.24
	Dourados – Two capacitors bench 230kV of 50 Mvar	13.35	-	MS	Apr/18	Dec/42	2.51
	Dourados 230/138 kV	0.86	75	MS	Aug/17	Dec/42	0.22
	Capivari do Sul 525/230/138 kV	165.90	1,544	RS	Mar/18	Mar/45	110.02
	Viamão 3 (Expansion) 230 kV	7.20	-	RS	Mar/18	Mar/45
	Gravataí 3 (Expansion) 525 kV	21.48	-	RS	Mar/18	Mar/45
	Guaíba 3 525/230 kV	210.72	1,344	RS	Mar/18	Mar/45
	Guaíba 2 (Expansion) 230 kV	11.66	-	RS	Mar/18	Mar/45
	Sta Vitória do Palmar (Expansion) 525 kV	16.04	-	RS	Mar/18	Mar/45
	Marmeleiro (Expansion) 525 kV	46.23	-	RS	Mar/18	Mar/45
	Povo Novo (Expansion) 525 kV	43.51	-	RS	Mar/18	Mar/45
	Nova Santa Rita (Expansion) 525 kV	8.49	-	RS	Mar/18	Mar/45
	Candiota 2 525/230 kV	99.57	1,344	RS	Mar/18	Mar/45
	Livramento 3 – synchronous compensator 230 kV	109.33	-	RS	Mar/18	Mar/45
	Maçambará 3 230 kV	39.34	-	RS	Mar/18	Mar/45
	Alegrete 2 (Expansion) 230 kV	7.49	-	RS	Mar/18	Mar/45
	Santa Maria 3 (Expansion) 230 kV	9.18	-	RS	Mar/18	Mar/45
	Cerro Chato (Expansion) 230 kV	4.30	-	RS	Mar/18	Mar/45
	Porto Alegre 1 (Expansion, GIS) 230/69 kV	56.38	249	RS	Mar/18	Mar/45
	Porto Alegre 8 (Expansion) 230 kV	7.99	-	RS	Mar/18	Mar/45
	Porto Alegre 12 (Expansion , GIS) 230 kV	8.00	-	RS	Mar/18	Mar/45
	Osório 3 230 kV	22.83	-	RS	Mar/18	Mar/45
	Gravataí 3 (Expansion) 230 kV	7.44	-	RS	Mar/18	Mar/45
	Vila Maria 230/138 kV	43.80	300	RS	Mar/18	Mar/45

(1) The substation AAR is being informed jointly with the TLs, according to the concession agreement.

 (2) The definition of operating start depends on substation deployment Celesc distributor.

X.2.2.2 Special Proposed Company

X.2.2.2.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Investiment (R$ Million)		Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
			Total (1)	Up to 3Q16
Transnorte Energia S.A.	Eng. Lechuga - Equador	Eletronorte (49%)	488.58	170.86	400.3	500	Jan/19	Jan/42	75.68
	Equador - Boa Vista		399.57	0.00	315.20				61.89
Belo Monte Transmissora de Energia SPE S.A.	TL in continuous current of ±800 kV Xingu - Estreito.	Eletronorte (24.5%) Furnas (24.5%)	2.620	1.423	2092	±800	Feb/18	Jun/44	434,65 (total amount of concession contract)
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	425.00	382.00	156	230	Jul/17	Jul/40	26.90
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia	Furnas (99%)	130.00	87.40	100	230	May/17	Sep/39	12.04
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	327.38	312.84	296.5	500	Oct/16	Aug/43	29.01
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias	Furnas (49.9%)	2.021 (2)	598.52	399	500	Sep/17	May/44	174.45
	Araraquara II - Itatiba				207	500	Sep/17
	Araraquara II - Fernão Dias				241	500	Sep/17
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste	Furnas (39%)	293.30	209.98	67	500	Feb/17	Oct/43	34.47
	Brasília Sul - Brasília Geral				13.5	230	Oct/16
Fronteira Oeste Transmissora de Energia S.A.	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, double circuit	Eletrosul (51%)	110.57	19.22	199 72	230 230	Nov/18 Jun/17 and Jan/18	Jan/44	3.20
Paraíso Transmissora de Energia S.A. (3)	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; Portioning TL Chapadão - Campo Grande 2 - C1 in SS Paraíso 2	Eletrosul (100%)	133.97	5.99	65 217 1	230	Sep/17 Mar/18 Sep/17	Mar/45	11.76

(1) Investment Total Amount on the basis of the development of the business plan.

(2) Includes the substations and refers to June/16.

(3) Start forecast is under reevaluation.

X.2.2.2.2 Substations

SPE	SS	Eletrobras Companies (%)	Total Investiment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Million)
Transnorte Energia S.A.	SS Boa Vista - CER	Eletronorte (49%)	100.14	n/a	RR	May/15	Jan/42	7.22
	SS Engenheiro Lechuga		26.24	n/a	AM	Jan/19		2.75
	SS Equador		111.44	n/a	RR			11.66
	SS Boa Vista		100.24	800 MVA	RR			10.49
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static Compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static Compensator; (-300,+300) Mvar.	Furnas (49.9%)	1,561	-	SP	Nov/17	May/44	(5)
	SS 500/440 kV Fernão Dias 1.200 MVA – 1st Trnsformator bench			1,200	SP	Nov/17
	SS 500/440 kV Fernão Dias 2.400 MVA 2nd e 3rd Trnsf. Bench			2,400	SP	Feb/18
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste	Furnas (39%)	270	1,080	DF	Feb/18	Oct/43	(5)
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, 4,000 MW with SS 500 kV Xingu;	Eletronorte (24.5%) Furnas (24.5%)	4,000	4,000	Xingu (PA); Estreito (MG)	Feb/18	Jun/44	434,65 (Total amount of Concession Contract)
	Converter Station CA/CC, ±800 kV, 3,850 MW, with SS 500 kV Estreito			3,850		Feb/18
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II	Furnas (49%)	327	(1)	MG	Oct/16	Aug/43	(5)
	SS Assis			(2)	SP	Oct/16	Aug/43
Fronteira Oeste Transmissora de Energia S.A. (3)	Pinhalzinho, in 230/138 kV (ATF1, ATF2 and ATF3); Expansions SS Maçarambá, Foz do Chapecó and Santo Angelo.	Eletrosul (51%)	58.69	450	SC/RS	Jul/17	Jan/44	10.37
Transmissora Sul Litorânea de Energia - TSLE	Expansion SS Povo Novo 525/230 kV	Eletrosul (51%)	36.99	672	RS	Oct/17	Aug/42	6.2125966
Paraíso Transmissora de Energia S.A. (4)	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (100%)	72.23	300	MS	Mar/18 Sep/17 Sep/17	Mar/45	10.2366

(1) 4 single-phase reactors of 45.3 MVAr each.

(2) 7 single-phase reactors of 45.3 MVAr each.

(3) The expansions of SSs Maçambara and Santo Angelo are scheduled for Sep/17. SS located in SC, and expanded in the RS.

(4) Start forecast is under reevaluation.

(5) AAR from substations is being informed with the TLs according to concession contracts.

XI. SPEs Data

XI.1 Operational Data

XI.1.1 Generation

XI.1.1.1 Operational Assets and Generated Energy

SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity(MW)	Energy Assured (MW Avg)	Generated Energy MWh			Beginning of Operation	End of Concession	RCE		FCE(15)
						1Q16	2Q16	3Q16			MW Average	Avg Price (R$/ MWh)	MW Average
EAPSA - Energia Águas Da Pedra S.A.	HPU Dardanelos	Eletronorte (24.5%) Chesf (24.5%)	MT	261.0	154.9	319,240	234,471	6,037	Aug/11	Jul/42	1,287,720	200.18	-
Amapari Energia S.A. (1)	TPP Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	-	-	-	Jun/08	May/37	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Wind Power Plant Miassaba 3	Eletronorte (24.5%) Furnas (24.5%)	RN	68.5	22.8	26,401	39,822	63,811	Jul/14 (2)	Aug/45	n/a	n/a	n/a
Brasventos Eolo Geradora de Energia S.A.	Wind Power Plant Rei dos Ventos 1	Eletronorte (24.5%) Furnas (24.5%)	RN	58.5	21.9	28,918	35,340	57,206	Jul/14 (2)	Dec/45	n/a	n/a	n/a
Rei dos Ventos 3 Geradora de Energia S.A.	Wind Power Plant Rei dos Ventos 3	Eletronorte (24.5%) Furnas (24.5%)	RN	60.1	21.1	28,645	37,355	57,329	Jul/14 (2)	Dec/45	n/a	n/a	n/a
ESBR Participações S.A. (3)	HPU Jirau	Chesf (20%) Eletrosul (20%)	RO	3,375.0	2,205.1	3,526,896	3,110,105	1,058,534	Sep/13	Aug/43	1,649	124	556
Norte Energia S.A. (4)	HPU B. Monte	Chesf (15%) Eletronorte (19.98%) Eletrobras Holding (15%)	PA	1,295.0	4,571.0	-	1,100,654	2,615,448	Apr/16	Aug/45	(13)	115.35	(13)
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.2	26,718	26,718	26,718	Mar/13	Feb/46	n/d	n/d	n/d
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	28,908	28,908	28,908	Mar/13	Feb/46	n/d	n/d	n/d
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	27,375	27,375	27,375	Mar/13	Feb/46	n/d	n/d	n/d
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32.9	12.4	17,312	17,312	26,791	Oct/15	Apr/49	n/d	n/d	n/d
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32.9	12.0	16,942	16,942	25,034	Oct/15	Apr/49	n/d	n/d	n/d
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32.9	12.9	16,388	16,388	27,450	Oct/15	Apr/49	n/d	n/d	n/d
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (49%)	BA	29.7	12.9	5,360	5,360	35,892	Mar/16	Jul/49	n/d	n/d	n/d
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (1.76%)	BA	21.6	7.8	4,540	4,540	31,613	Mar/16	Jul/49	n/d	n/d	n/d
V. de Santa Joana IX Energia Renováveis S.A. (5)	Santa Joana IX	Chesf (1.56%)	PI	29.6	14.8	15,004	29,973	37,807	Aug/15	Aug/35	11.77	128.28	1.43
V. de Santa Joana X Energia Renováveis S.A. (5)	Santa Joana X	Chesf (49%)	PI	29.6	15.5	16,105	30,973	38,377	Jul/15	Aug/35	11.97	128.28	1.63
V. de Santa Joana XI Energia Renováveis S.A. (5)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	16,632	29,127	37,020	Jul/15	Aug/35	12.39	128.28	1.71
V. de Santa Joana XII Energia Renováveis S.A. (5)	Santa Joana XII	Chesf (49%)	PI	28.9	17.4	22,752	34,464	39,970	Jul/15	Aug/35	13.45	128.28	1.85
V. de Santa Joana XIII Energia Renováveis S.A. (5)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.2	17,242	30,148	36,340	Jul/15	Aug/35	11.07	128.28	2.33
V. de Santa Joana XV Energia Renováveis S.A. (5)	Santa Joana XV	Chesf (49%)	PI	28.9	17.3	21,221	34,571	39,553	Jul/15	Aug/35	13.00	128.28	2.00
V. de Santa Joana XVI Energia Renováveis S.A. (5)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.8	20,567	35,422	40,920	Jul/15	Aug/35	13.17	128.28	2.13
V. de Santa Joana I Energia Renováveis S.A. (6)	WPP Santa Joana I	Chesf (49%)	PI	28.9	14.7	20,320	20,690	38,066	Jan/16	Dec/35	15,81 (14)	157.11	-0,41 (14)
V. de Santa Joana III Energia Renováveis S.A. (6)	WPP Santa Joana III	Chesf (49%)	PI	29.6	14.3	25,084	14,779	33,614	Mar/16	Dec/35	15,11 (14)	156.67	-0,41 (14)
V. de Santa Joana IV Energia Renováveis S.A. (6)	WPP Santa Joana IV	Chesf (49%)	PI	28.9	14.2	17,474	24,787	38,024	Jan/16	Dec/35	12.65	156.89	0.75
V. de Santa Joana V Energia Renováveis S.A. (6)	WPP Santa Joana V	Chesf (49%)	PI	28.9	14.1	18,897	26,088	38,942	Jan/16	Dec/35	12.84	156.85	1.36
V. de Santa Joana VII Energia Renováveis S.A. (6)	WPP Santa Joana VII	Chesf (49%)	PI	27.2	14.8	22,109	26,604	40,076	Jan/16	Dec/35	13.34	156.88	0.76
V. de Santo Augusto IV Energia Renováveis S.A. (6)	WPP Santo Augusto IV	Chesf (49%)	PI	28.9	15.7	22,832	25,627	39,253	Feb/16	Dec/35	13.95	155.25	0.85
U.E.E. Caiçara I S.A. (7)	WPP Caiçara I	Chesf (49%)	RN	27.0	15.1	21,296	27,246	38,266	Nov/15	Jun/47	14.48	146.27	0.62
U.E.E. Caiçara II S.A. (7)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.6	14,553	18,624	26,033	Nov/15	Jul/47	9.54	146.17	0.06
U.E.E. Junco I S.A. (7)	WPP Junco I	Chesf (49%)	RN	24.0	13.1	17,963	23,150	32,498	Nov/15	Jul/47	12.79	147.29	0.31
U.E.E. Junco II S.A (7)	WPP Junco II	Chesf (49%)	RN	24.0	13.3	18,428	22,754	32,454	Nov/15	Jul/47	12.52	146.55	0.78
Eólica Serra das Vacas I S.A. (8)	Serra das Vacas I	Chesf (49%)	PE	23.9	12.2	22,908	23,517	30,419	Dec/15	Jun/49	12.20	146.27	-
Eólica Serra das Vacas II S.A. (8)	Serra das Vacas II	Chesf (49%)	PE	22.3	9.9	17,359	18,310	25,690	Dec/15	Jun/49	9.90	145.88	-
Eólica Serra das Vacas III S.A. (8)	Serra das Vacas III	Chesf (49%)	PE	22.2	11.0	20,989	19,545	26,393	Dec/15	Jun/49	11.00	146.35	-
Eólica Serra das Vacas IV S.A. (8)	Serra das Vacas IV	Chesf (49%)	PE	22.3	10.5	20,290	20,076	26,460	Dec/15	Jun/49	10.50	146.42	-
Enerpeixe S.A.	HPU Peixe Angical	Furnas (40%)	TO	498.8	280.5	597,207	339,700	408,022	Jun/06	Nov/36	15.01	158.58	265.49
Baguari Geração de Energia S.A.	HPU Baguari	Furnas (15%)	MG	140.0	80.0	5,215	28,848	15,037	Sep/09	Aug/41	77.07	217.07	3.13
Retiro Baixo Energética S.A.	HPU Retiro Baixo	Furnas (49%)	MG	82.0	38.5	83,611	23,069	221	Mar/10	Aug/41	36.00	216.47	2.50
Foz de Chapecó Energia S.A.	HPU Foz de Chapecó	Furnas (40%)	RS/SC	855.0	432.0	1,421,289	1,206,771	1,198,467	Oct/10	Nov/36	432.00	231.45	-
Serra do Facão Energia S.A.	HPU Serra do Facão	Furnas (49.5%)	GO	212.6	182.4	113,508	106,671	78,550	Jul/10	Nov/36	122.03	231.45	60.37
Madeira Energia S.A.	HPU Santo Antônio (9)	Furnas (39%)	RO	3,150.4	2,218.0	3,468,985	3,634,245	2,075,666	Mar/12	Jun/43	1,552.60	137.89	665.40
Tijoá Participações e Investimentos S.A.	HPU Três Irmãos (10)	Furnas (49.9%)	SP	807.5	217.5	909,052.81	485,517.87	574,854.21	Oct/14	Sep/44	-	-	-
Teles Pires Participações S.A.	HPU Teles Pires (11)	Furnas (24.5%) Eletrosul (24.72%)	PA/MT	1,819.8	930.7	-	-	-	Nov/15	Jun/46	482.29	87.11	85.11
Eólica Livramento S.A. (12)	WPP Cerro Chato IV, V, VI, Ibirapuitã and Trindade	Eletrosul (59%)	RS	25.2	31.1	16,870	20,525	22,899	Nov/13	Mar/47	10.60	131.60	1.10
Santa Vitória do Palmar S.A.	WPP Geribatu I to X	Eletrosul (49%)	RS	258.0	109.2	174,034	190,927	199,774	Feb/15	Apr/47	109.20	132.93	-
Eólica –Chuí Holding S.A.	WPP Chuí I to V, and Minuano I and II	Eletrosul (49%)	RS	144.0	58.8	92,611	101,998	102,935	May/15	Apr/47	59.90	138.97	-
Hermenegildo I S.A.	WPP Verace 24 to 27	Eletrosul (99.99%)	RS	57.3	24.9	43,507	47,522	47,238	Nov/15	Jun/49	1.94	148.99	8.00
Hermenegildo II S.A.	WPP Verace 28 to 31	Eletrosul (99.99%)	RS	57.3	25.3	39,012	42,850	43,133	Dec/15	Jun/49	1.89	148.48	7.70
Hermenegildo III S.A.	WPP Verace 34 to 36	Eletrosul (99.99%)	RS	48.3	21.0	22,976	36,465	37,354	Dec/15	Jun/49	1.56	148.36	6.60
Chuí IX S.A.	Wind Power Plant Chuí 09	Eletrosul (99.99%)	RS	17.9	7.4	12,321	13,643	13,418	Oct/15	May/49	0.55	148.40	2.30

(1) The plant is out of operation since  07.04.2014. The Data Collection System - SCD has been disabled.

(2) Decision obtained through a writ of mandamus with an injunction.

(3) The first turbine began operating in Sep/2013 with 75MW of installed capacity. In the third quarter 2016 the company totaled 45 machines in operation, resulting in an installed capacity of 3,375 MW in operation, of a total capacity of 3,750 MW. Increased physical guarantee of HPU Jirau due to revision of the hydraulic loss, as MME Ordinance No. 337 of 11.10.2015.

(4) 04 generator units in commercial operation totaling 1,295 MW in commercial operation, of a total capacity of 11,233.1 MW.

(5) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Energias Renováveis SA were merged into the Chapada do Piaui I Holding S.A.

(6) The shares of SPEs V. Santa Joana I, III, IV, V, VII and Santo Augusto IV Energias Renováveis SA were merged into the Chapada do Piaui II Holding S.A.

(7) The participation of SPEs WPP Caiçara I S.A., WPP Caiçara II S.A., WPP Junco I S.A. and WPP Junco II S.A. were merged into the company Vamcruz I Participações SA

(8) The shares of the SPEs were merged into the company Serra das Vacas Holding S.A.

(9) 44 units (out of 50) in operation to the 2Q16, totaling 3,150.43 MW of a total power of 3,568 MW. Physical guarantee corresponds to GU in operation.

(10) The concession of HPU Três Irmãos, owned by CESP and won in Nov/2011 was not renewed under the terms of Law No. 12,783/2013. In Auction No. 002/2014 - ANEEL, held on 03.28.2014, the FURNAS consortium (49.9%) and FIP CONSTANTINOPLA (50.1%) won the competition for granting of concession of HPU Três Irmãos, upon the proposal of hiring of electricity generation service, at the lowest cost of generation Assets Management (GAG), including operating costs, maintenance, management, compensation and amortization of the hydroelectric plant, where appropriate, under what regime in art. 8 of Law No. 12,783 of 01/11/2013, a period of 30 years from the effective date of its Concession Agreement, which was signed on 09.10.2014.

(11) All five generating units are operating.

(12) In commercial operation 25.2 MW of a total of 79.2 MW, corresponding to Ibirapuitã park. The Aneel Order 3,373 of October 2, 2015, temporarily suspended the commercial operation of the other parks.

(13) Due to the power plant with a judicial injunction that limits energy billing to a percentage of the physical guarantee in commercial operation, it is not possible to calculate marketable energy in advance. However in the auction it was stipulated that the energy will be traded 70% in the RCE and 30% in the FCE

(14) SPEs had the physical guarantee adjusted after the auction with the contracted energy being greater than the current physical guarantee..

(15) Total amount of tradable energy, including contracted and non-contracted

XI.1.1.2  Energy Sold

SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q16		2Q16		3Q16
				R$ million	MWh	R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	62.00	332,274	60.00	314,225.32	62.00	313,960.14
Amapari Energia S.A.	Eletronorte (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	5.70	26.40	8.60	39.80	15.09	63.81
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	6.30	28.92	7.70	35.32	13.59	57.21
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	6.30	28.64	8.20	37.34	13.64	57.33
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	63.19	532,234.59	61.75	560,308.03	68.26	673,711.39
			B	101.06	470,194.52	101.02	469,979.33	102.13	535,397.70
		Others	A	356.70	2,981,697.64	331.63	2,857,058.94	341.65	3,232,041.99
			B	171.75	799,077.83	136.29	634,084.75	153.19	803,096.54
Norte Energia S.A.	Chesf (15%) Eletronorte (19.98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	98.05	880,523.52	265.85	2,218,022.40
			B	-	-	-	-	-	-
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	2.76	15,078.18	2.76	15,078.18	2.76	15,078.18
			B	-	-	-	-	-	-
		Others	A	2.13	11,639.81	2.13	11,639.81	2.13	11,639.81
			B	-	-	-	-	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	2.98	16,314.09	2.98	16,314.09	2.98	16,314.09
			B	-	-	-	-	-	-
		Others	A	2.30	12,594.23	2.30	12,594.23	2.30	12,594.23
			B	-	-	-	-	-	-
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	2.82	15,448.95	2.82	15,448.95	2.82	15,448.95
			B	-	-	-	-	-	-
		Others	A	2.18	11,926.05	2.18	11,926.05	2.18	11,926.05
			B	-	-	-	-	-	-
Baraúnas I Energética S.A.	Chesf (49%)	Eletrobras System	A	3.16	23,396.00	3.16	23,396.00	3.62	26,791.20
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Mussambê Energética S.A.	Chesf (49%)	Eletrobras System	A	3.13	23,150.09	3.13	23,150.09	3.38	25,034.40
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Morro Branco I Energética S.A.	Chesf (49%)	Eletrobras System	A	3.24	23,992.40	3.24	23,992.40	3.71	27,450.00
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Banda de Couro Energética S.A.	Chesf (49%)	Eletrobras System	A	0.09	576.25	0.09	576.25	2.55	17,588.88
			B	-	-	-	-	-	-
		Others	A	0.70	4,784.18	0.70	4,784.18	2.65	18,303.36
			B	-	-	-	-	-	-
Baraúnas II Energética S.A.	Chesf (1.76%)	Eletrobras System	A	0.07	488.10	0.07	488.10	2.21	15,482.64
			B	-	-	-	-	-	-
		Others	A	0.59	4,052.38	0.59	4,052.38	2.30	16,129.92
			B	-	-	-	-	-	-
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (1.56%)	Eletrobras System	A	3.70	28,842.00	3.70	28,828.80	3.70	28,828.80
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	3.81	29,716.00	3.81	29,702.40	3.81	29,702.40
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	3.95	30,808.50	3.95	30,794.40	3.95	30,794.40
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.29	33,430.50	4.29	33,415.20	4.29	33,415.20
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	3.76	29,279.00	3.75	29,265.60	3.75	29,265.60
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.20	32,775.00	4.20	32,760.00	4.20	32,760.00
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.29	33,430.50	4.29	33,415.20	4.29	33,415.20
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.27	31,766.70	5.04	32,104.80	5.10	32,457.60
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	3.89	28,957.40	4.89	31,231.20	4.64	29,587.20
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.12	30,686.20	4.87	31,012.80	4.92	31,353.60
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.09	30,470.10	4.83	30,794.40	4.88	31,132.80
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.30	31,982.80	5.07	32,323.20	5.13	32,678.40
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.47	33,279.40	5.32	34,288.80	5.28	34,003.20
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
WPP Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	4.31	29,497.50	4.31	29,484.00	4.36	29,808.00
			B	0.53	2,202.62	0.25	912.62	0.12	1,023.77
WPP Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	2.97	20,327.06	2.97	20,317.75	3.00	20,541.02
			B	0.10	439.45	0.05	167.79	-	-
WPP Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.89	26,442.87	3.89	26,430.77	3.94	26,721.22
			B	0.32	1,335.70	0.15	560.78	0.06	503.82
WPP Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.65	24,911.19	3.65	24,899.78	3.69	25,173.41
			B	0.62	2,568.13	0.28	1,039.79	0.15	1,292.93
Eólica Serra das Vacas I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.90	26,657.00	3.90	26,644.80	3.94	26,937.60
			B	-	-	-	-	-	-
Eólica Serra das Vacas II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.16	21,631.50	3.15	21,621.60	3.19	21,859.20
			B	0.05	1,166.00	0.03	375.00	-	-
Eólica Serra das Vacas III S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.77	25,764.20	3.52	24,024.00	3.55	24,288.00
			B	0.02	563.00	0.00	70.00	-	-
Eólica Serra das Vacas IV S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.72	25,392.20	3.36	22,932.00	3.39	23,184.00
			B	0.04	971.00	0.02	260.00	-	-
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-	0.29	4,435.00
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.30	1,518.56	0.30	1,501.51	-	-
			B	-	-	-	-	-	-
		Others	A	16.62	84,945.56	15.84	78,924.01	-	-
			B	-	-	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	16.30	83,445.95	-	-	-	-
			B	0.50	2,185.00	-	-	-	-
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	117.77	549,238.70	120.48	577,598.42
			B	-	-	86.17	377,395.20	80.52	377,395.20
Serra do Facão Energia S.A.	Furnas (49.5%)	Eletrobras System	A	3.81	18,024.06	4.21	19,324.40	4.51	21,288.22
			B	-	-	-	-	-	-
		Others	A	54.04	259,320.41	88.63	240,686.22	52.68	236,665.76
			B	27.30	124,827.00	32.96	150,696.00	30.39	138,960.00
Madeira Energia S.A.	Furnas (39%)	Eletrobras System	A	28.35	75,864.55	29.96	77,650.10	32.72	83,279.82
			B	-	-	-	-	-	-
		Others	A	401.02	3,391,271.38	387.92	3,215,459.36	408.72	3,272,828.48
			B	279.70	1,365,312.40	333.32	1,530,957.77	345.84	1,546,525.28
Tijoá Participações e Investimentos S.A.	Furnas (49.9%)	Eletrobras System	A	n/d	n/d	n/d	n/d	n/d	n/d
			B	n/d	n/d	n/d	n/d	n/d	n/d
		Others	A	n/d	n/d	n/d	n/d	n/d	n/d
			B	n/d	n/d	n/d	n/d	n/d	n/d
Teles Pires Participações S.A.	Furnas (24.5%) Eletrosul (24.72%)	Eletrobras System	A	n/d	n/d	n/d	n/d	n/d	n/d
			B	n/d	n/d	n/d	n/d	n/d	n/d
		Others	A	n/d	n/d	n/d	n/d	n/d	n/d
			B	n/d	n/d	n/d	n/d	n/d	n/d
Eólica Livramento S.A.	Eletrosul (59%)	Eletrobras System	A	0.24	1,823.97	0.29	2,219.21	0.33	2,475.80
			B	-	-	-	-	-	-
		Others	A	1.98	15,045.86	2.41	18,306.16	2.69	20,422.80
			B	-	-	-	-	-	-
Santa Vitória do Palmar S.A.	Eletrosul (49%)	Eletrobras System	A	2.50	18,816.63	2.74	20,643.04	2.87	21,599.59
			B	-	-	-	-	-	-
		Others	A	20.63	155,217.64	22.64	170,283.63	23.68	178,174.19
			B	-	-	-	-	-	-
Eólica –Chuí Holding S.A.	Eletrosul (49%)	Eletrobras System	A	1.39	10,013.17	1.53	11,028.10	1.55	11,129.36
			B	-	-	-	-	-	-
		Others	A	11.48	82,598.21	12.64	90,970.37	12.76	11,129.36
			B	-	-	-	-	-	-
Hermenegildo I S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-	-	-	-	-
			B	2.33	15,506.40	2.33	15,506.40	2.35	15,676.80
		Others	A	6.31	42,369.60	6.31	42,369.60	6.38	42,835.20
			B	-	-	-	-	-	-
Hermenegildo II S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-	-	-	-	-
			B	2.52	16,816.80	2.52	16,816.80	2.54	17,001.60
		Others	A	6.13	41,277.60	6.13	41,277.60	6.20	41,731.20
			B	-	-	-	-	-	-
Hermenegildo III S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-	-	-	-	-
			B	2.16	14,414.40	2.16	14,414.40	2.18	14,572.80
		Others	A	5.05	34,070.40	5.05	34,070.40	5.11	34,444.80
			B	-	-	-	-	-	-
Chuí IX S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-	-	-	-	-
			B	0.75	5,023.20	0.75	5,023.20	0.76	5,078.40
		Others	A	1.78	12,012.00	1.78	12,012.00	1.80	12,144.00
			B	-	-	-	-	-	-

A - Sale of energy in the regulated environment - revenues from quotas.

B - Through free market contracts or bilateral contracts.

XI.1.1.3 Average Rate – R$/MWh

SPE	Eletrobras Companies (%)	1Q16	2Q16	3Q16
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	186.57	191.85	197.46
Amapari Energia S.A.	Eletronorte (49%)	-	0.00	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	217.22	217.22	236.43
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	218.22	218.22	237.52
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	218.65	218.65	237.99
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	144.82	139.49	126.85
Norte Energia S.A.	Chesf (15%) Eletronorte (19.98%) Eletrobras Holding (15%)	34.81	111.35	119.86
Pedra Branca S.A.	Chesf (49%)	182.80	182.80	182.80
São Pedro do Lago S.A.	Chesf (49%)	182.80	182.80	182.80
Sete Gameleiras S.A.	Chesf (49%)	182.80	182.80	182.80
Baraúnas I Energética S.A.	Chesf (49%)	135.09	135.09	135.09
Mussambê Energética S.A.	Chesf (49%)	135.09	135.09	135.09
Morro Branco I Energética S.A.	Chesf (49%)	135.09	135.09	135.09
Banda de Couro Energética S.A.	Chesf (49%)	147.92	147.92	144.76
Baraúnas II Energética S.A.	Chesf (1.76%)	145.72	145.72	142.61
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (1.56%)	128.28	128.28	128.28
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	128.28	128.28	128.28
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	128.28	128.28	128.28
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	128.28	128.28	128.28
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	128.28	128.28	128.28
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	128.28	128.28	128.28
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	128.28	128.28	128.28
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	134.31	157.11	157.11
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	134.31	156.67	156.67
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	134.31	156.89	156.89
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	134.31	156.85	156.85
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	134.31	156.88	156.88
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	134.31	155.25	155.25
U.E.E. Caiçara I S.A.	Chesf (49%)	146.27	146.27	146.27
U.E.E. Caiçara II S.A.	Chesf (49%)	146.17	146.17	146.17
U.E.E. Junco I S.A.	Chesf (49%)	147.29	147.29	147.29
U.E.E. Junco II S.A	Chesf (49%)	146.55	146.55	146.55
Eólica Serra das Vacas I S.A.	Chesf (49%)	146.24	146.28	146.27
Eólica Serra das Vacas II S.A.	Chesf (49%)	151.57	148.91	145.88
Eólica Serra das Vacas III S.A.	Chesf (49%)	149.71	147.98	146.35
Eólica Serra das Vacas IV S.A.	Chesf (49%)	151.10	149.06	146.43
Enerpeixe S.A.	Furnas (40%)	180.32	136.78	198.82
Baguari Geração de Energia S.A.	Furnas (15%)	195.66	200.67	206.48
Retiro Baixo Energética S.A.	Furnas (49%)	195.28	201.47	207.30
Foz de Chapecó Energia S.A.	Furnas (40%)	224.49	220.08	210.48
Serra do Facão Energia S.A.	Furnas (49.5%)	211.74	215.90	220.66
Madeira Energia S.A.	Furnas (39%)	146.73	155.72	160.58
Tijoá Participações e Investimentos S.A.	Furnas (49.9%)	n/d	n/d	n/d
Teles Pires Participações S.A.	Furnas (24.5%) Eletrosul (24.72%)	n/d	n/d	n/d
Eólica Livramento S.A. (7)	Eletrosul (59%)	131.61	131.61	131.61
Santa Vitória do Palmar S.A.	Eletrosul (49%)	132.93	132.93	132.93
Eólica –Chuí Holding S.A.	Eletrosul (49%)	138.97	138.97	138.97
Hermenegildo I S.A.	Eletrosul (99.99%)	149.31	149.31	149.31
Hermenegildo II S.A.	Eletrosul (99.99%)	148.83	148.83	148.83
Hermenegildo III S.A.	Eletrosul (99.99%)	148.72	148.72	148.72
Chuí IX S.A.	Eletrosul (99.99%)	148.76	148.76	148.76

XI.1.2 Transmission

XI.1.2.1 Operational Asset

XI.1.2.1.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 09.30.16 (R$ Million)(1)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Portioning Cuiabá	Eletronorte (49%)	193	230	Aug/05	Feb/34	46.69	11.09%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (12%) Chesf (12%)	695	500	May/08	Apr/36	11.44	9.32%
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Eletronorte (49.71%)	402	230	Sep/09	Mar/38	24.90	IPCA
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, em 230 kV, Mato Grosso	Eletronorte (49%)	348	500	Nov/11	Nov/39	3.51	9.32%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	559	500	Mar/13	Oct/38	161.94	9.32%
Norte Brasil Transmissora de Energia S.A.	Porto Velho Collector (RO) - Araraquara (SPE)	Eletronorte (49%)	2411.9	600	Nov/14	Feb/39	11.38	9.32%
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan/06	Feb/34	177.33	11.09%
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/ Araraquara II, CS	Chesf (24.5%) Furnas (24.5%)	2,375	600	Aug/13	Feb/39	139.68	9.32%
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	Nov/15 Nov/15 Dec/15 Mar/16	Dec/41	161.94	9.32%
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 26 201 8.5	500 230 500 230	Oct/14 Oct/14 May/15 May/15	Oct/41	281.93	9.32%
Baguari Energia S.A.	HPU Baguari - SS Baguari	Furnas (15%)	0.8	230	Feb/10	Aug/41	(2)	(2)
Baguari Energia S.A.	SS Baguari - Mesquita – Governador Valadares	Furnas (15%)	2.5	230	Apr/10	Aug/41	(2)	(2)
Baguari Energia S.A.	SS Baguari – Mesquita	Furnas (15%)	69	230	Apr/10	Aug/41	(2)	(2)
Baguari Energia S.A.	SS Baguari - Gov. Valadares	Furnas (15%)	26	230	Apr/10	Aug/41	(2)	(2)
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	Mar/10	Mar/35	17.13	IGPM
Chapecoense Geração S.A.	SS Foz do Chapecó – Gurita	Furnas (40%)	72.6	230	Mar/11	Nov/36	(2)	(2)
Chapecoense Geração S.A.	SS Foz do Chapecó – SS Xanxerê	Furnas (40%)	77.6	230	Mar/11	Nov/36	(2)	(2)
Chapecoense Geração S.A.	HPU Foz do Chapecó – SS de Foz do Chapecó	Furnas (40%)	1	230	Mar/11	Nov/36	(2)	(2)
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	17	500	Apr/06	Nov/36	(2)	(2)
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	193	500	Dec/13	Jul/40	54.06	IPCA
	Trindade – Xavantes	Furnas (49%)	37	230	Dec/13	Jul/40
	Trindade – Carajás	Furnas (49%)	29	230	Oct/13	Jul/40
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	248	500	Jun/14	Jul/40	32.10	IPCA
	Viana 2 – Viana	Furnas (49%)	10	345	Jun/14	Jul/40
Retiro Baixo Energética S.A.	HPU Retiro Baixo – SS Curvelo	Furnas (49%)	45	138	Oct/10	Aug/41	(2)	(2)
Serra do Facão Energia S.A.	HPU Serra do Facão – SS Celg de Catalão	Furnas (49.5%)	32	138	Oct/10	Nov/36	(2)	(2)
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	52.3	230	Apr/11	Apr/39	53.68	IPCA
	Quirinópolis - TPU Quirinópolis	Furnas (49%)	34.4	138	May/11	Jun/25
	Quirinópolis - TPU Boavista	Furnas (49%)	16.7	138	May/11	Jun/25
	Chapadão – Jataí	Furnas (49%)	131.5	230	Dec/12	Apr/39
	Jataí – Mineiros	Furnas (49%)	61.4	138	Dec/12	Jun/25
	Jataí - TPU Jataí	Furnas (49%)	51.2	138	Dec/12	Jun/25
	Jataí - TPU Água Emendada	Furnas (49%)	32.6	138	Dec/12	Jun/25
	Mineiros - Morro Vermelho	Furnas (49%)	45.2	138	Dec/12	Jun/25
	Morro Vermelho - TPU Morro Vermelho	Furnas (49%)	31	138	Dec/12	Jun/25
	Morro Vermelho - TPU ATLo Taquari	Furnas (49%)	30.2	138	Jun/13	Jun/25
	Palmeiras – Edéia	Furnas (49%)	57	230	May/13	Apr/39
	Edéia - TPU Tropical Bionenergia I	Furnas (49%)	48.7	138	mai/13	Jun/25
Transirapé	Irapé – Araçuaí	Furnas (24.5%)	65	230	May/07	Mar/35	29.20	IGPM
Transleste	Montes Claros – Irapé	Furnas (24.5%)	138	345	Dec/06	Feb/34	40.17	IGPM
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	Feb/07	Mar/35	24.90	IGPM
Transenergia Goiás S.A.	Niquelândia - Barro ATLo	Furnas (99%)	88	230	May/16	Nov/39	12.04	IPCA
Energia Olímpica S.A.	Barra da Tijuca – SS Olímpica;	Furnas (49.9%)	10.8	138	May/15	n/a	(2)	(2)
Energia Olímpica S.A.	Gardênia – SS Olímpica	Furnas (49.9%)	2.9	138	May/15	n/a	(2)	(2)
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24.5%)	350	500	May/16	May/43	40.27	IPCA
	Barreiras II - Rio das Éguas	Furnas (24.5%)	244	500	Aug/16	May/43
	Rio das Éguas - Luziânia	Furnas (24.5%)	373	500	Jul/16	May/43
Lago Azul Transmissora S.A.	Barro ATLo - Itapaci	Furnas (49.9%)	69	230	Sep/16	May/44	76.12	IPCA
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	May/16	Oct/43	34.47	IPCA
Etau	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Eletrosul (27.42%)	188	230	Jul/05	Dec/32	23.39	IGPM
Uirapuru	Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)	120	525	Jul/06	Mar/35	30.59	IGPM
Transmissora Sul Brasileira de Energia – TSBE	SaTLo Santiago – Itá	Eletrosul (80%)	188	525	Feb/14	May/42	16.16	IPCA
	Itá – Nova Santa Rita	Eletrosul (80%)	307	525	Aug/14	Jan/00	25.94
	Nova Santa Rita – Camaquã	Eletrosul (80%)	121	230	Dec/14	Jan/00	6.30
	Camaquã – Quinta	Eletrosul (80%)	167	230	Dec/14	Jan/00	7.34
Costa Oeste	Cascavel Oeste – Umuarama, CS	Eletrosul (49%)	151.5	230	Sep/14	Jan/42	8.69	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)	152	525	Dec/14	Aug/42	16.79	IPCA
	Nova santa Rita – Povo Novo, CS	Eletrosul (51%)	268	525	Mar/15	Jan/00	29.01
	Marmeleiro – Santa Vitória do Palmar	Eletrosul (51%)	48	525	Dec/14	Jan/00	5.37
Marumbi Transmissora de Energia S.A.	Curitiba / Curitiba Leste (PR)	Eletrosul (20%)	29.04	525	Jun/15	May/42	3.28	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Portioning TL Alegrete 1 - Santa Maria 1	Eletrosul (51%)	1.95	138	May/16	Jan/44	(3)	IPCA

(1) Last readjustment on 07/01/2016

(2) There is no AAR because facilities are of limited interest to the generating plant.

(3) The Revenue from the Sectioning is considered in the Expansion of the SS Santa Maria

XI.1.2.1.2 Substations

SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession	AAR on 09.30.16 (R$ million)(1)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Portioning Cuiabá	Eletronorte (49%)	n/a	Aug/05	Feb/34	(4)	(4)
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49.71%)	300 100	Sep/09	Mar/38	(4)	(4)
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	150 1,800	Mar/13	Oct/38	(4)	(4)
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Eletronorte (37%) Chesf (12%)	-	May/08	Apr/36	(4)	(4)
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	Nov/11	Nov/39	(4)	(4)
Estação Transmissora de Energia S.A. (Shares transferred to Eletrobras Eletronorte - Ordinance ANEEL 3532, dated 11/23/2010)	Converter Station 01 CA/CC, 500/±600 KV and to Inverter Station 01 CC/CA, ±600/500 kV	Eletronorte (100%)	3,505.2	Mar/13	Feb/39	231.55	9.32%
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC from 500 kV to +/- 600 kV; Inverter Station CC/CA from +/- 600 kV to 500 kV.	Chesf (24.5%) Furnas (24.5%)	3,150 2,950	May/14	Feb/39	243.65	9.32%
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, of 500/230 kV; SS – Aquiraz, of 230/69 kV	Chesf (49%)	3,600 450	Oct/13	Jul/40	26.90	9.32%
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1,500	Nov/15 Dec/15	Dec/41	(2)	(2)
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	900 900 600	Oct/14 Oct/14 May/15	Oct/41	(2)	(2)
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Furnas (49%)	225	Jun/14	May/42	15.37	IPCA
	SS Niquelândia		30	Aug/15	May/42
Energia Olímpica S.A.	SS Olímpica 138/13,8 kV	Furnas (49.9%)	120	May/15	n/a	N/A	N/A
Caldas Novas Transmissão S.A. (3)	Expansion of SS Corumbá	Furnas (49%)	150	Jul/13	Jun/41	4.33	IPCA
Baguari Energia S.A.	SS Baguari Pant	Furnas (15%)	155.6	Aug/06	Aug/41	N/A	N/A
Chapecoense Geração S.A.	SS Foz do Chapecó Plant	Furnas (40%)	978	Nov/01	Nov/36	N/A	N/A
Enerpeixe S.A.	SS Peixe Angical Plant	Furnas (40%)	525	Nov/01	Nov/36	N/A	N/A
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1,200	Nov/13	Jul/40	(4)	(4)
Madeira Energia S.A.	SS Santo Antônio Plant	Furnas (39%)	3,630	Aug/07	Jun/43	N/A	N/A
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug/14	Jul/40	(4)	(4)
Retiro Baixo Energética S.A.	SS Retiro Baixo Plant	Furnas (49%)	100	Aug/06	Aug/41	N/A	N/A
Serra do Facão Energia S.A.	SS Serra do Facão Plant	Furnas (49.5%)	236.4	Nov/01	Nov/36	N/A	N/A
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	Feb/12	Jun/25	(4)	(4)
	Jataí		450	Dec/12	Jun/25	(4)	(4)
	Mineiros		0	Dec/12	Jun/25	(4)	(4)
	Morro Vermelho		0	Dec/12	Jun/25	(4)	(4)
	Quirinópolis		225	Apr/11	Jun/25	(4)	(4)
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	800	Aug/12	Nov/39	19.12	IPCA
Etau (5)	Lagoa Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Line Entry	Eletrosul (27.42%)	150 - -	Apr/05 Jul/05 Jul/05	Dec/32	19.14	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Expansion SS 525 KV Salto Santiago; Expansion SS 525 kV Itá Expansion SS 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; Expansion SS 230 kV Quinta	Eletrosul (80%)	- - - 166 -	Feb/14 Aug/14 Aug/14 Dec/14 Dec/14	May/42	12.44	IPCA
Costa Oeste (6)	Umuarama 230/138 kV	Eletrosul (49%)	300	Jul/14	Jan/42	4.06	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV – Synchronous Compensator ±200 Mvar; Expansion SS Nova Santa Rita 525kV.	Eletrosul (51%)	672 75 - -	Dec/14 Dec/14 Dec/14 Apr/15	Aug/42	52.84	IPCA
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	Jun/15	May/42	16.86	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	SS Expansion Santa Maria 3, 230/138 kV	Eletrosul (51%)	166	May/16	Jan/44	2.71	IPCA
(1) Last readjustment on 07/01/2016

(2) The amount of the active RAP of the Substations is informed together with that of the Transmission Line.

(3) This venture consists of the expansion of SS Corumbá.

(4) Remuneration embedded in the RAP of the transmission line.

(5) Entries of lines and inscriptions associated with the Campos Novos - Santa Marta TL located at the substations

(6) Commercial operation by sharing with Copel (TL Caiuá).

XI.2 Financing and Loans – R$ million

SPE	Eletrobras Companies (%)	BNDES (a)							Others Creditors (b)							Total (a+b)
		2017	2018	2019	2020	2021	2022	After 2022	2017	2018	2019	2020	2021	2022	After 2022
Belo Monte Transmissora de Energia S.A	Eletronorte (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Furnas (24.5%)
Energética Águas da Pedra S.A.	Eletronorte (24.5%)	34.00	33.70	33.40	33.40	33.40	33.40	135.70	-	-	-	-	-	-	-	337.00
	Chesf (24.5%)
Norte Brasil Transmissora de Energia S.A.	Eletronorte (49%)	71.71	71.71	71.71	71.71	71.71	71.71	519.88	27.96	27.96	27.96	27.96	27.96	27.96	111.83	1,229.73
Manaus Transmissora de Energia S.A.	Eletronorte (30%)	31.83	31.83	31.83	31.83	31.83	31.83	135.28	34.77	34.77	34.77	34.77	34.77	34.77	278.11	813.01
	Chesf (19.5%)
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	26.19	23.07	-	-	-	-	-	33.94	30.90	-	-	-	-	-	114.10
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%)	24.23	22.19	-	-	-	-	-	-	-	-	-	-	-	-	46.42
	Furnas (24.5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24.5%)	24.40	22.33	-	-	-	-	-	-	-	-	-	-	-	-	46.73
	Furnas (24.5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%)	25.54	23.38	-	-	-	-	-	-	-	-	-	-	-	-	48.92
	Furnas (24.5%)
Norte Energia S.A.	Eletronorte (19.98%)	197.40	444.92	551.73	625.29	625.29	625.29	11,785.69	87.44	273.32	370.58	428.51	428.51	428.51	8,177.35	25,049.80
	Chesf (15%)
	Eletrobras Holding (15%)
Linha Verde Transmissora de Energia S.A.	Eletronorte (100%)	-	-	-	-	-	-	-	194.39	186.76	-	-	-	-	-	381.15
Companhia Energética Sinop S.A.	Eletronorte (24.5%)	490.00	466.00	442.00	418.00	394.00	370.00	346.00	-	-	-	-	-	-	-	2,926.00
	Chesf (24.5%)
Integração Transmissora de Energia S.A	Eletronorte (12%)	7.76	31.04	31.04	25.86	-	-	-	-	-	-	-	-	-	-	95,69
	Chesf (12%)
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-	-	20.00	21.00	23.00	24.00	18.00	13.00	22.00	141.00
Interligação Elétrica do Madeira S.A.	Chesf (24.5%)	122.81	122.81	122.81	122.81	122.81	118.84	675.85	20.23	40.98	59.43	73.26	77.87	82.48	381.71	2,144.68
	Furnas (24.5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	32.40	32.40	32.40	32.40	32.40	32.40	118.22	-	1.00	2.00	3.00	4.00	5.00	6.00	333.64
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-	-	-	-	-	-	-	3.00	4.00	4.00	5.00	6.00	7.00	134.00	163.00
ESBR Participações S.A.	Chesf (20%)	316.22	316.22	322.20	322.20	322.20	322.20	3,652.61	321.26	321.26	321.26	321.26	321.26	321.26	3,698.16	11,199.56
	Eletrosul (20%)
São Pedro do Lago S.A.	Chesf (49%)	5.08	5.08	5.08	5.08	5.08	5.08	31.34	-	-	-	-	-	-	-	61.83
Pedra Branca S.A.	Chesf (49%)	4.92	4.92	4.92	4.92	4.92	4.92	30.44	-	-	-	-	-	-	-	59.96
Sete Gameleiras S.A.	Chesf (49%)	4.94	4.94	4.94	4.94	4.94	4.94	30.48	-	-	-	-	-	-	-	60.14
Baraúnas I Energética S.A.	Chesf (49%)	4.48	4.48	4.48	4.48	4.48	4.48	41.38	-	-	-	-	-	-	-	68.26
Morro Branco I Energética S.A.	Chesf (49%)	5.09	5.09	5.09	5.09	5.09	5.09	43.68	-	-	-	-	-	-	-	74.21
Mussambê Energética S.A.	Chesf (49%)	4.46	4.46	4.46	4.46	4.46	4.46	38.25	-	-	-	-	-	-	-	64.99
Chapada do Piauí I Holding (1)	Chesf (49%)	20.50	22.20	23.90	25.90	28.10	33.40	407.70	-	-	0.37	0.38	0.23	0.12	79.29	642.09
Chapada do Piauí II Holding (2)	Chesf (49%)	32.70	33.10	33.60	34.10	34.60	35.10	263.10	-	-	-	-	-	-	-	466.30
Eólica Serra das Vacas I S.A.	Chesf (49%)	4.22	4.22	4.22	4.22	4.22	4.22	38.66	-	-	-	-	-	-	-	63.97
Eólica Serra das Vacas II S.A.	Chesf (49%)	3.82	3.82	3.82	3.82	3.82	3.82	34.98	-	-	-	-	-	-	-	57.87
Eólica Serra das Vacas III S.A.	Chesf (49%)	3.82	3.82	3.82	3.82	3.82	3.82	34.98	-	-	-	-	-	-	-	57.87
Eólica Serra das Vacas IV S.A.	Chesf (49%)	3.82	3.82	3.82	3.82	3.82	3.82	34.98	-	-	-	-	-	-	-	57.87
Vamcruz I	Chesf (49%)	-	-	-	-	-	-	-	37.42	36.50	32.97	31.79	30.51	29.28	218.31	416.79
Baraúnas II Energética S.A.	Chesf (1.6%)	2.73	2.73	2.73	2.73	2.73	2.73	25.26	-	-	-	-	-	-	-	41.64
Banda de Couro Energética S.A.	Chesf (1.8%)	3.80	3.80	3.80	3.80	3.80	3.80	35.15	-	-	-	-	-	-	-	57.95
Foz do Chapecó	Furnas (40%)	340.26	305.36	-	-	-	-	-	172.19	156.65	-	-	-	-	-	974.45
Enerpeixe	Furnas (40%)	-	-	-	-	-	-	-	53.00	169.00	259.00	-	-	-	-	481.00
Santo Antônio	Furnas (39%)	503.60	602.17	609.55	609.55	7,949.51	-	-	76.21	45.59	143.02	224.68	4,116.32	-	-	14,880.20
Teles Pires	Furnas (24.5%)	654.88	637.16	1.23	-	-	-	-	184.85	172.04	-	-	-	-	-	1,650.16
	Eletrosul (24.72%)
Centro Oeste de Minas	Furnas (49%)	7.65	6.88	-	-	-	-	-	-							14.53
Serra do Facão	Furnas (49.5%)	370.31	332.11	293.91	255.70	217.50	-	-	-	-	-	-	-	-	-	1,469.53
Retiro Baixo	Furnas (49%)	105.70	92.50	79.40	66.20	65.10	-	-	-	-	-	-	-	-	-	408.90
Goiás Transmissão	Furnas (49%)	73.01	65.51	-	-	-	-	-	98.77	96.75	-	-	-	-	-	334.05
MGE Transmissão	Furnas (49%)	81.93	72.91	-	-	-	-	-	-	-	-	-	-	-	-	154.85
Transenergia São Paulo	Furnas (49%)	40.16	35.89	-	-	-	-	-	-	-	-	-	-	-	-	76.05
Transenergia Renovável	Furnas (49%)	104.40	92.68	-	-	-	-	-	-	-	-	-	-	-	-	197.08
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	144.50	124.20	102.90	80.70	57.40	32.90	-	542.60
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-	-	-	-	-	-	-	137.17	116.26	94.60	72.18	48.96	24.91	-	494.07
Mata de Santa Genebra S.A.	Furnas (49.9%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Companhia Transirapé de Transmissão S.A.	Furnas (24.5%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Companhia Transleste de Transmissão S.A.	Furnas (24.5%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
São Manoel	Furnas (33.33%)	1.71	1.96	1.96	1.92	1.87	-	-	-	-	-	-	-	-	-	9.42
Paranaíba Transmissora de Energia S.A.	Furnas (24.5%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Caldas Novas Transmissão S.A.	Furnas (49%)	5.63	4.95	-	-	-	-	-	-	-	-	-	-	-	-	10.58
Luziânia Transmissora de Energia S.A.	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Geradora Eólica Itaguaçu da Bahia	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Geradora Eólica Ventos de Santa Luiza	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Geradora Eólica Ventos de Santa Madalena	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Geradora Eólica Ventos de Santa Marcella	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Geradora Eólica Ventos de Santa Vera	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Geradora Eólica Ventos de São Cirilo	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Geradora Eólica Ventos de São Bento	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Geradora Eólica Ventos de São João	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Geradora Eólica Ventos de Santo Antônio	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Geradora Eólica Ventos de São Rafael	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	-
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	-	1.00	2.00	3.00	4.00	5.00	6.00	6.27	6.27	1.57	-	-	-	-	35.10
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	37.24	37.24	37.24	37.24	37.24	37.24	229.67	-	1.00	2.00	3.00	4.00	5.00	6.00	474.13
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	20.21	20.21	20.21	20.21	20.21	20.21	102.33	0.83	0.32	1.90	4.49	6.34	7.92	83.89	329.31
Santa Vitória do Palmar Holding S.A.	Eletrosul (49%)	15.29	16.51	18.18	19.64	21.35	21.35	303.97	7.70	8.39	10.31	9.91	10.76	10.76	260.53	734.62
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	7.92	7.34	6.91	6.62	6.36	6.00	6.99	-	-	-	-	-	-	-	48.15
Livramento Holding S.A.	Eletrosul (59%)	3.37	3.37	3.37	3.37	3.37	3.37	24.40	-	-	-	-	-	-	-	44.60
Chuí Holding S.A.	Eletrosul (49%)	23.09	23.09	23.09	23.09	23.09	23.09	207.79	-	-	-	-	-	-	-	346.31
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	5.25	4.76	4.38	4.07	3.88	3.53	3.73	-	-	-	-	-	-	-	29.61
Fronteira Oeste Transmissora de Energia	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chuí IX	Eletrosul (99.99%)	4.66	4.66	4.66	4.66	4.66	4.66	2.38	2.23	2.23	2.23	2.23	2.23	2.23	0.31	44.02
Hermenegildo I	Eletrosul (99.99%)	16.18	16.18	16.18	16.18	16.18	16.18	8.22	7.74	7.74	7.74	7.74	7.74	7.74	1.08	152.81
Hermenegildo II	Eletrosul (99.99%)	16.18	16.18	16.18	16.18	16.18	16.18	8.25	7.74	7.74	7.74	7.74	7.74	7.74	1.09	152.87
Hermenegildo III	Eletrosul (99.99%)	13.78	13.78	13.78	13.78	13.78	13.78	7.03	6.60	6.60	6.60	6.60	6.60	6.60	0.92	130.24
Empresa de Transmissão do Alto Uruguai S.A.	Eletrosul (51%)	7.61	0.63	-	-	-	-	-	-	0.58	10.60	0.64	0.05	-	-	20.11
Paraíso Transmissora de Energia S.A.	Eletrosul (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

(1) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.

(2) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.